UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

FORM 10-K

____________________________

(Mark One)

☒	ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41326

Golden Matrix Group, Inc.
(Exact name of registrant as specified in its charter)

Nevada	46-1814729
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3651 Lindell Road, Suite D131, Las Vegas, NV	89103
(Address of principal offices)	(Zip Code)

Registrant’s telephone number, including area code: (702) 318-7548

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.00001 Par Value Per Share	GMGI	The NASDAQ Stock Market LLC (The NASDAQ Capital Market)

Securities registered pursuant to section 12(g) of the Act:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes     ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act: ☐ Yes     ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes   ☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).  ☐ Yes     ☒ No

On June 30, 2024, the last day of the registrant’s most recently completed second quarter, the aggregate market value of the Common Stock held by non-affiliates of the registrant was approximately $48,238,927, based upon the closing price of the registrant’s Common Stock on the Nasdaq Capital Market of $2.47 on June 28, 2024, the last trading day prior to June 30, 2024. For purposes of calculating the aggregate market value of shares held by non-affiliates, we have assumed that all outstanding shares are held by non-affiliates, except for shares held by each of our executive officers, directors and 5% or greater stockholders. In the case of 5% or greater stockholders, we have not deemed such stockholders to be affiliates unless there are facts and circumstances which would indicate that such stockholders exercise any control over our company, or unless they hold 10% or more of our outstanding common stock. These assumptions should not be deemed to constitute an admission that all executive officers, directors and 5% or greater stockholders are, in fact, affiliates of our company, or that there are not other persons who may be deemed to be affiliates of our company. Further information concerning shareholdings of our officers, directors and principal stockholders is included or incorporated by reference in Part III, Item 12 of this Annual Report on Form 10-K.

As of March 24, 2025, the registrant had 132,087,080 shares of its Common Stock, $0.00001 par value, outstanding (not including 918,375 shares of common stock that are expected to be issued upon settlement of Restricted Stock Units which will vest upon the filing of this Report).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, or the Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, are incorporated by reference in Part III. Except with respect to information specifically incorporated by reference in this Annual Report, the Proxy Statement shall not be deemed to be filed as part hereof.

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Cautionary Statement Regarding Forward-Looking Statements

Information included in this Annual Report on Form 10-K (this “Report”) contains forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and the Private Securities Litigation Reform Act of 1995. This information may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Golden Matrix Group, Inc. (the “Company”), to be materially different from future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. These forward-looking statements are based on assumptions that may be incorrect, and there can be no assurance that these projections included in these forward-looking statements will come to pass. Actual results of the Company could differ materially from those expressed or implied by the forward-looking statements as a result of various factors. Except as required by applicable laws, the Company has no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of the Company’s control which could cause actual results to differ materially from the results expressed or implied in the forward-looking statements, including, but not limited to:

•

our need for significant additional financing to grow and expand our operations, complete acquisitions and pay post-closing amounts due in connection therewith, including in connection with the MeridianBet Group (as defined below) acquisition;

•	dilution caused by the conversion of outstanding preferred stock, convertible notes and warrants, and/or acquisitions;

•	the Company’s ability to complete acquisitions, and the available funding for such acquisitions, disruptions caused by acquisitions, and other risks associated therewith;

•	the reliance on suppliers of third-party gaming content and the cost of such content;

•	the ability of the Company to obtain additional gaming licenses and maintain existing gaming licenses;

•	the Company’s ability to maintain the listing of its common stock on the Nasdaq Capital Market;

•	the ability of the Company to manage growth;

•	the Company’s expectations for future growth, revenues, and profitability;

•	the Company’s expectations regarding future plans and timing thereof;

•	the Company’s reliance on its management;

•	the fact that Aleksandar Milovanović has voting control over the Company;

•	related party relationships as well as conflicts of interest related thereto;

•

the potential effect of economic downturns, recessions, changes in interest rates and inflation, and market conditions, including recessions, decreases in discretionary spending and therefore demand for our products, and increases in the cost of capital, related thereto, among other affects thereof, on the Company’s operations and prospects as a result of increased inflation, increasing interest rates, global conflicts and other events;

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•	the Company’s ability to protect its proprietary information and intellectual property (IP);

•	the ability of the Company to compete in its market;

•

the effect of current and future regulation, the Company’s ability to comply with regulations (both current and future) and potential penalties in the event it fails to comply with such regulations and changes in the enforcement and interpretation of existing laws and regulations and the adoption of new laws and regulations that may unfavorably impact our business;

•	the risks associated with gaming fraud, user cheating and cyber-attacks;

•	risks associated with systems failures and failures of technology and infrastructure on which the Company’s programs rely, as well as cybersecurity and hacking risks;

•	risks relating to inventory management;

•	foreign exchange and currency risks;

•	the outcome of contingencies, including legal proceedings in the normal course of business;

•	the ability to compete against existing and new competitors;

•	the ability to manage expenses associated with sales and marketing and necessary general and administrative and technology investments;

•	general consumer sentiment and economic conditions that may affect levels of discretionary customer purchases of the Company’s products, including potential recessions and global economic slowdowns;

•

the risk of loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations; principally from receivables from customers and transactions with financial institutions with which the Company deposits its surplus funds or mandatory deposits of funds for licensing purposes;

•	the risk that the Company will have difficulty meeting its obligations associated with its financial liabilities that are settled by delivering cash or another financial asset;

•	the risk that changes in market prices – such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its holdings of financial instruments;

•	the risks relating to protection of the players’ deposits;

•	Risks that participants in a sports event intentionally lose or alter the outcome, leading to an unexpected outcome and potentially resulting in a higher payout than expected; and

•	Those risks set forth below under “Item 1A. Risk Factors”, below.

These statements are not guarantees of future performance or results. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this Report.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10‑K. While we believe that such information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

You should read the matters described in “Item 1A. Risk Factors” and the other cautionary statements made in this Report, and incorporated by reference herein, as being applicable to all related forward-looking statements wherever they appear in this Report. We cannot assure you that the forward-looking statements in this Report will prove to be accurate and therefore prospective investors are encouraged not to place undue reliance on forward-looking statements. Other than as required by law, we undertake no obligation to update or revise these forward-looking statements, even though our situation may change in the future.

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PART I

Item 1. Business

Introduction

The information included in this Report on Form 10-K should be read in conjunction with the consolidated financial statements and related notes in “Item 8. Financial Statements and Supplemental Data” of this Report.

Our logo and some of our trademarks and tradenames are used in this Report. This Report also includes trademarks, tradenames and service marks that are the property of others. Solely for convenience, trademarks, tradenames, and service marks referred to in this Report may appear without the ®, ™ and SM symbols. References to our trademarks, tradenames and service marks are not intended to indicate in any way that we will not assert to the fullest extent under applicable law our rights or the rights of the applicable licensors if any, nor that respective owners to other intellectual property rights will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

The market data and certain other statistical information used throughout this Report are based on independent industry publications, reports by market research firms or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information; and we have not commissioned any of the market or survey data that is presented in this Report. We are responsible for all the disclosures contained in this Report, and we believe these industry publications and third-party research, surveys and studies are reliable. While we are not aware of any misstatements regarding any third-party information presented in this Report, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section entitled “Item 1A. Risk Factors”. These and other factors could cause our future performance to differ materially from our assumptions and estimates. Some market and other data included herein, as well as the data of competitors as they relate to Golden Matrix Group, Inc., is also based on our good faith estimates.

Unless the context requires otherwise, references to the “Company,” “we,” “us,” “our,”, and “GMGI” in this Report refer specifically to Golden Matrix Group, Inc., and its consolidated subsidiaries. References herein to “Golden Matrix” refer to the Company prior to the closing of the Meridian Purchase Agreement (discussed below).

In addition, unless the context otherwise requires and for the purposes of this report only:

•	“AUD” means Australian dollars;
•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;
•	“Euro” or “€” refers to the Euro, the official currency of the majority of the member states of the European Union;
•	“GBP” or “£” means Pounds Sterling or Great British Pounds;
•	“SEC” or the “Commission” refers to the United States Securities and Exchange Commission;
•	“Securities Act” refers to the Securities Act of 1933, as amended; and
•	“USD” or “$” means United States dollars.

All dollar amounts in this Report are in U.S. dollars unless otherwise stated.

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Available Information

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC like us at https://www.sec.gov. Copies of documents filed by us with the SEC (including exhibits) are also available from us without charge, upon oral or written request to our Secretary, who can be contacted at the address and telephone number set forth on the cover page of this report. Our website address is https://goldenmatrix.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 will be available through our website free of charge as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC. The information on, or that may be accessed through, our website is not incorporated by reference into this Report and should not be considered a part of this Report.

Organizational History

The Company was incorporated in the State of Nevada on June 4, 2008, under the name Ibex Resources Corp. The Company’s business at the time was mining and exploration of mineral properties. In October 2009, the Company changed its name to Source Gold Corp, remaining in the business of acquiring exploration and development stage mineral properties. In April 2016, the Company changed its name to Golden Matrix Group, Inc., changing the direction of the Company’s business to focus on software technology. The Company previously held mining assets, which it no longer owns. All mining claims and assets were disposed of and/or transferred in exchange for the cancellation of convertible notes held by various note holders.

Luxor Asset Purchase Agreement

On February 22, 2016, Golden Matrix entered into an Asset Purchase Agreement with Luxor Capital, LLC (“Luxor”), a Nevada limited liability corporation, which is wholly-owned by the Company’s Chief Executive Officer and Director, Anthony Brian Goodman. Golden Matrix purchased certain intellectual property relating to gaming (“Gaming IP”), along with the “know how” of that Gaming IP from Luxor. In consideration for the purchase, Golden Matrix agreed to issue 74 shares of the Company’s Common Stock and a Convertible Promissory Note in the amount of $2,374,712. On February 26, 2016, 60 shares were issued to Luxor.

GM2 Asset Purchase Agreement

On February 28, 2018, Golden Matrix entered into an Asset Purchase Agreement with Luxor. Pursuant to the Asset Purchase Agreement, Golden Matrix purchased certain intellectual property and know-how relating to a proprietary gaming solution from Luxor (the “GM2 Asset”), in exchange, Golden Matrix issued 4,166,667 shares of common stock, and an Earn Out Payment calculated at 50% of the revenues generated by the GM2 Asset during the 12-month period from March 1, 2018 to February 28, 2019. A convertible note was required to be issued to Luxor before April 30, 2019, was to bear interest at the rate of 4% per annum and be convertible into shares of the Company’s common stock at a conversion price equal to the average of the seven trading days closing prices on the date prior to conversion. The GM2 Asset included all source code and documentation.

GTG Purchase Agreement

On January 19, 2021, Golden Matrix acquired 100% ownership of Global Technology Group Pty Ltd (GTG), an Australian company. GTG had an Alderney Gambling Control Commission (“AGCC”) license (an AGCC Category 2 Associate Certificate) at the time of acquisition. The license expired on December 10, 2024. GTG was wholly-owned by Anthony Brian Goodman, our Chief Executive Officer and director. The purchase price was 85,000 Pounds Sterling (£) (approximately $113,000). On March 22, 2021, the Company paid Mr. Goodman $115,314 USD (equivalent to 85,000 GBP), for the acquisition of GTG.

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RKings Purchase Agreement

On November 29, 2021, Golden Matrix entered into a Sale and Purchase Agreement of Ordinary Issued Share Capital (the “RKings Purchase Agreement”), to acquire an 80% ownership interest in RKingsCompetitions Ltd, a private limited company formed under the laws of Northern Ireland (the “RKings”) from Mark Weir and Paul Hardman, individuals (each a “RKings Seller” and collectively the “RKings Sellers”), the owners of 100% of the ordinary issued share capital of RKings. On December 6, 2021, Golden Matrix closed the purchase of an 80% interest in RKings, which had an effective date of November 1, 2021.

On October 27, 2022, Golden Matrix exercised its Buyout Right by providing written notice to the minority owners of RKings. In connection with such exercise, Golden Matrix agreed to pay minority owners in total $1,323,552, which would be satisfied by the issuance by Golden Matrix to the minority owners 165,444 shares of restricted common stock of the Company (with such shares being valued at $8.00 per share pursuant to the terms of the Shareholders Agreement). On November 4, 2022, 165,444 restricted shares were issued to the minority owners. On November 30, 2022, RKings filed a confirmation statement with UK’s Companies House pursuant to which the 20% minority shares of RKings were transferred to Golden Matrix effective on November 4, 2022.

Golden Matrix MX

On July 11, 2022, Golden Matrix entered into a Share Purchase Agreement to acquire 99.99% of the stock of Golden Matrix MX, S.A. DE C.V. (“Golden Matrix MX”), a then newly formed shell company incorporated in Mexico for nominal consideration. Golden Matrix MX had no assets or operations at the time of the acquisition and was formed for the benefit of Golden Matrix, for the sole purpose of operating an online casino in Mexico. The acquisition closed on September 7, 2022. Golden Matrix launched its licensed proprietary B2C online casino in Mexico on November 1, 2022, via its majority-owned subsidiary Golden Matrix MX. The online casino, Mexplay, (www.mexplay.mx), is an online site in Mexico which features an extensive number of table games, slots, as well as a sportsbook, and offers tournament competition prizes similar to those offered by RKings.

GMG Purchase Agreement

On October 17, 2022, effective August 1, 2022, Golden Matrix entered into a Stock Purchase Agreement (the “GMG Purchase Agreement”), to acquire a 100% ownership interest in GMG Assets Limited (“GMG Assets”), a private limited company formed under the laws of Northern Ireland from Aaron Johnston and Mark Weir, individuals, the owners of 100% of the ordinary issued share capital (100 Ordinary Shares) of GMG Assets (the “GMG Sellers”).  At the time of our entry into the GMG Purchase Agreement, Aaron Johnston was a Board Member of the Company, and Mark Weir was a 10% Shareholder in RKings, of which Golden Matrix then held 80%, and as such are both related parties to the Company. Pursuant to the GMG Purchase Agreement, which was approved by the Company’s Board of Directors and the Audit Committee of the Board of Directors, Golden Matrix agreed to pay the GMG Sellers 25,000 British pound sterling (GBP) (approximately $29,000) for 100% of GMG Assets, which represented the combined costs paid by the GMG Sellers to form GMG Assets. GMG Assets was formed for the sole purpose of facilitating the Company’s operation of RKings and to facilitate cash alternative offers for winners of prizes within RKings’ business.

MeridianBet Acquisition

On January 11, 2023, we entered into a Sale and Purchase Agreement of Share Capital (the “Original Purchase Agreement”) with Aleksandar Milovanović (“Milovanović”), Zoran Milošević (“Milošević”) and Snežana Božović (collectively, the “Meridian Sellers”), the owners of Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia (“Meridian Serbia”); Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro (“Meridian Montenegro”); Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta (“Meridian Malta”); and Meridian Gaming (Cy) Ltd, a company formed and registered in the republic of Cyprus (“Meridian Cyprus”, and collectively, “MeridianBet Group”).

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Subsequent to the parties’ entry into the Original Purchase Agreement, the parties continued to discuss the consideration payable by the Company to the Meridian Sellers, the breakdown between cash and equity of such consideration, the timing for the payment of such consideration, and the number of closings, and after such discussions, the parties determined to amend and restate the Original Purchase Agreement, to adjust such consideration breakdown, the timing of payments in connection therewith, the number of closings, to extend certain required deadlines set forth in the Original Purchase Agreement, and make various other changes to the Original Agreement.

In connection therewith, on June 28, 2023, we entered into an Amended and Restated Sale and Purchase Agreement of Share Capital dated June 27, 2023 (the Amended and Restated Sale and Purchase Agreement of Share Capital, as amended from time to time, the “Meridian Purchase Agreement”).

On April 9, 2024, the Meridian Purchase closed (the “Meridian Purchase”) and we acquired 100% of MeridianBet Group, effective for all purposes as of April 1, 2024. MeridianBet Group operates online sports betting, online casino, and gaming operations and is currently licensed and operating in more than 15 jurisdictions across Europe, Africa and Central and South America. In connection with the Purchase, on April 9, 2024, we (A) issued 82,141,857 restricted shares of the Company’s common stock to the Meridian Sellers (the “Closing Shares”) and 1,000 shares of the Company’s Series C Preferred Stock (the “Series C Preferred Stock”); (B) paid the Meridian Sellers $12 million in cash; and (C) issued the Meridian Sellers $15 million in Promissory Notes (the “Notes”), payable $13,125,000 to Milovanović, $1,250,000 to Milošević, and $625,000 to Snežana Božović.

Pursuant to the terms of the Meridian Purchase Agreement, we were also required to pay the Meridian Sellers: (1) $18 million in cash by April 26, 2024 (the “Deferred Cash Consideration”); (2) the additional sum of (i) $5,000,000 and (ii) 5,000,000 restricted shares of common stock (collectively, the “Contingent Post-Closing Consideration”) which was due to the Meridian Sellers within five business days following the six month anniversary of the closing if (and only if) the Company determined certain post-closing conditions were met; and (3) the additional sum of $20,000,000 of which $10,000,000 is due 12 months after the closing date and $10,000,000 is due 18 months after the closing date (“Non-Contingent Post-Closing Cash Consideration”).

Promissory Notes

The Notes in the aggregate amount of $15,000,000 accrue interest at seven percent (7%) per annum (twelve percent (12%) upon the occurrence of an event of default); with monthly interest payments of all accrued interest due on the first day of each calendar month until the maturity date of such Notes; and provide for all outstanding principal and unpaid interest due and payable in full 24 months after the closing date. If we fail to make any payment of principal, interest or other amount due under the Notes within three business days of the date due and payable, we agreed to pay the holder of the Note a late charge equal to 8% of the amount of such payment which was not paid.

Nominating and Voting Agreement

On April 9, 2024, as a required term of, and in connection with, the closing of the Meridian Purchase Agreement the Company entered into a Nominating and Voting Agreement (the “Original Voting Agreement”) between the Company, Anthony Brian Goodman, the Company’s Chief Executive Officer and director, Luxor Capital LLC, which is owned and controlled by Mr. Goodman, and each of the Meridian Sellers.

On January 29, 2025, we, Mr. Goodman and Luxor, and each of the Meridian Sellers entered into an Amended and Restated Nominating and Voting Agreement (as amended and restated, the “Voting Agreement”).

The Voting Agreement: (a) provides for the Board of Directors (the “Board”) of the Company to consist of up to six (6) members, of which two may be appointed by the Meridian Sellers as holders of the Series C Preferred Stock of the Company, and four (4) of which may be appointed by the Company’s Nominating and Corporate Governance Committee, provided that upon the effectiveness of the resignation of Weiting (Cathy) Feng as a member of the Board, which will become effective on July 25, 2025, the Board shall consist of up to five (5) members, of which two may be appointed by the Meridian Sellers as holders of the Series C Preferred Stock of the Company and three (3) of which may be appointed by the Nominating and Corporate Governance Committee; and (b) remove certain terms of the Original Voting Agreement which related to actions to occur at Closing.

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The Voting Agreement requires the Meridian Sellers, until the earlier of (a) April 9, 2026; (b) the date that the Meridian Sellers have each provided the Company written notice of their intent to terminate the Voting Agreement, at any time after the Day-to-Day Management Agreement made and entered into as of April 9, 2024, by and between the Company and Milošević has been terminated pursuant to its terms; and (c) the date that the Company’s Independent Directors and Meridian Sellers mutually agree to terminate the Voting Agreement to:

(1)

vote their voting shares of the Company “For” appointment of those director nominees, nominated to the Board of Directors from time to time by the Nominating and Corporate Governance Committee, which Nominating and Corporate Governance Committee is required to be composed of two members; and

(2)

not vote their shares to remove any directors nominated by the Nominating and Corporate Governance Committee, subject to certain rights to withhold votes for certain persons disqualified from serving as a member of the Board of Directors as described in the Voting Agreement.

The Nominating and Corporate Governance Committee is required to be made up solely of two independent directors, one of whom will be the independent Board member appointed to the Board by the Meridian Sellers, who will chair the Nominating and Corporate Governance Committee, and one of whom will be an independent Director appointed by the full Board of Directors of the Company. The current Committee is made up of William Scott, Chairman of the Nominating and Corporate Governance Committee, and Thomas E. McChesney, each members of the Board. If the Nominating and Corporate Governance Committee becomes deadlocked on a nominee, then the independent Director(s) on the Board will have the right to vote, and to collectively break the voting tie (voting by majority).

The Voting Agreement also includes restrictions on the ability of the Meridian Sellers to transfer shares of the Company which they hold during the term, unless such transferees enter into a joinder to the Voting Agreement and includes a provision allowing any member of the Board nominated by the Meridian Sellers to share confidential information with the Meridian Sellers, but otherwise prohibiting them from sharing such confidential information with any other person.

Pursuant to the Voting Agreement, the Meridian Sellers agreed to not request, encourage, or support any independent directors nominated to the Board of Directors by the Meridian Sellers pursuant to the appointment right set forth in the Series C Preferred Stock designation (the “Series C Appointment Right”), to remove Mr. Goodman as Chief Executive Officer of the Company (or reduce his ultimate authority to manage the Company, subject to the terms of the Management Agreement, discussed below) during the term of the Voting Agreement, except as to a removal for cause (as defined in the Voting Agreement), or to the extent that failure to vote to remove Mr. Goodman would violate their fiduciary duties to the Company or its shareholders.

Day-to-Day Management Agreement

Also on April 9, 2024, as a required term of, and in connection with, the closing of the Meridian Purchase Agreement, the Company and Milošević (one of the Meridian Sellers) entered into a Day-to-Day Management Agreement (“Management Agreement”), which prohibits the Company or its executives from materially interfering in the operation of the business of, and day-to-day operations of, MeridianBet Group by their current leadership (i.e., Milošević, as Chief Executive Officer of the MeridianBet Group), while the Voting Agreement is in place. The purpose of the agreement is to ensure the continued running of MeridianBet Group in the ordinary course, for a finite period of time, by one or more individuals who (i) have grown such entities to their current, profitable levels, earning them an important level of corporate and business knowledge; and (ii) have the native-language abilities to easily communicate with mid-level and low-level employees, among other material advantages. The violation of that materiality-based restriction would also raise an option for the Meridian Sellers to suspend or terminate (at their discretion) the Voting Agreement. The Management Agreement does not, other than in connection with the day-to-day operations of MeridianBet Group, restrict the Board of Directors or management’s ability to manage MeridianBet Group or the Company as a whole.

Pursuant to the Management Agreement, Milošević will serve as the manager of MeridianBet Group and will supervise and direct the day-to-day operation of MeridianBet Group as Chief Executive Officer thereof. The initial term of the Management Agreement is two years (i.e., until April 9, 2026), unless otherwise extended with the mutual agreement of the parties. Milošević has the right to terminate the Management Agreement immediately upon the termination of the Voting Agreement; and Milošević has the right to terminate the Voting Agreement immediately upon the expiration or termination of the Management Agreement.

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The Management Agreement may also be terminated in writing by a non-breaching party in the event of the other party’s (i)fraud, gross negligence or willful misconduct in the performance of its obligations under the Management Agreement; or (ii) the breach by the other party of any of its obligations under the Management Agreement, if such breach is not cured within such 30 days after written notice to breaching party is provided by the non-breaching party, or if such breach cannot reasonably be cured within 30 days, if such breaching party fails to commence the cure thereof within said 30 day period and thereafter fails to diligently pursue said cure or if such breaching party fails to complete said cure within 60 days of such breach.

If Milošević were to pass away, become materially disabled, or cease to be our or a MeridianBet Group employee during the term of the Management Agreement, then the Management Agreement would not terminate, and instead the other Meridian Sellers would have the right to substitute another person in Milošević’s role.

In consideration for the services agreed to be provided by Milošević under the Management Agreement, the Company will pay Milošević $10 per year.

Pursuant to the Management Agreement, at least once per calendar year, but more frequently at the request of Milošević and/or the Company’s Chief Executive Officer (the “CEO”)(but not more frequently than semi-annually), Milošević shall prepare a budget for the upcoming year (or such shorter period as the parties may in their discretion determine) for MeridianBet Group (the “Budget”), which is required to be approved by the CEO.

Classics for a Cause Exchange

On August 16, 2024, the Company entered into a Share Exchange Agreement to acquire an 80% ownership interest in Classics Holdings Co. Pty Ltd., an Australian proprietary limited company (“Classics”). Classics, through its wholly-owned subsidiary, Classics For A Cause Pty Ltd (“Classics for a Cause” or “CFAC”), is an independent online trade promotions company, located in Australia, which operates a well-established business-to-consumer (B2C) platform that offers paid members access to a wide range of discounts from retailers across Australia. Classics for a Cause rewards its members with free entries into promotional giveaways, which feature luxury and classic motor vehicles, exotic motor vehicles, caravans, jet skis, boats, and exclusive holiday experiences. On August 21, 2024, the Company closed the transactions contemplated by the Share Exchange Agreement, which was effective on August 1, 2024.

Pursuant to the Share Exchange Agreement, the Classics Sellers agreed to sell the Company 80% of the outstanding capital stock of Classics (the “Classics Stock”). In consideration for the Classics Stock, we agreed to pay the Classics Sellers, pro rata with their ownership of Classics:

(1)	810,390 restricted shares of the Company’s common stock, valued at $2.085 per share (the “Classics Closing Shares” and the “Initial Share Value”);
(2)	a cash payment of AUD $6,780,000 (USD $4,430,052);
(3)	a cash payment of AUD $33,808 representing 80% of the agreed value of the net assets of Classics on the effective date of August 1, 2024 (USD $22,091);
(4)	up to an additional AUD $500,000 (USD $326,700) (the “Holdback Cash”), which was earned in full; and
(5)	the right to certain earnout payments as discussed below.

The Classics Closing Shares are subject to a true-up in the event the closing sales price of the Company’s common stock on the Nasdaq Capital Market on the date that is 180 days following the closing date (or if such date is not a business day, the last closing price of the Company’s common stock prior to such day) is less than the closing price of the Company’s common stock on the Nasdaq Capital Market on the closing date (or if such date is not a business day, the last closing price of the Company’s common stock prior to such day), the Shareholders are due additional compensation from the Company in an amount equal to the difference between the two closing prices, multiplied by the total Classics Closing Shares (the “True-Up Amount”). At the Company’s option, the True-Up Amount can be paid in cash or shares of common stock of the Company (“True-Up Shares”), or any combination thereof. If shares of common stock are issued in connection with the satisfaction of the True-Up Amount they are to be valued based on the US$ Agreed Value. On February 17, 2025, the True-Up Amount was determined to be $518,650. As of the date of the report, the True-Up Amount remains outstanding.

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The Classics Sellers may also earn additional cash and stock consideration (“Earnout Shares”) based on Classics’ total net profit (as calculated as set forth in the Exchange Agreement) from the Closing Date until June 30, 2025 (the “Earnout Period”), pursuant to the schedule below:

Net Profit For the earnout Period	Earnout Cash	Earnout Shares
Under AU$2,500,000.00	AU$0	0
Between AU$2,500,000.00 and AU$3,000,000.00	AU$910,000	100,996
Between AU$3,000,000.01 and AU$3,500,000.00	AU$1,820,000	201,992
Over AU$3,500,000.01	AU$2,184,000	242,391

Notwithstanding the above, earnout consideration is only due to the Classics Sellers, if the Company determines on June 30, 2025, that the Classics Sellers have not defaulted in, or breached, any of their obligations, covenants or representations under the Exchange Agreement and/or under the Shareholders Agreement.

On August 21, 2024, the Company closed the Share Exchange Agreement, which had an effective date of August 1, 2024.

The Share Exchange Agreement also required that the Classics Sellers and the Company enter into a Shareholders Agreement (the “Shareholders Agreement”), which was entered into and became effective on August 16, 2024.

General Information

Because the Meridian Sellers collectively owned approximately 69.2% of the Company’s outstanding shares of common stock on the Closing Date (with Milovanović owning 58.8%), and became the majority stockholders of the Company and received rights to appoint certain persons to the Board of Directors of the Company, the Purchase was accounted for as a reverse merger and recapitalization of the Company under Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations” (“ASC 805”), with MeridianBet Group as the accounting acquirer and Golden Matrix as the accounting acquiree.

Therefore, the historical basis of MeridianBet Group’s assets and liabilities has not been remeasured as a result of the acquisition. Instead, as described more fully in “NOTE 1 - BASIS OF PRESENTATION AND ACCOUNTING POLICIES” and in “NOTE 22 – MERIDIANBET GROUP PURCHASE AGREEMENT”, below, the assets and liabilities of Golden Matrix have been recorded at their fair value at the acquisition date and are included in the Company’s consolidated financial statements.  In identifying MeridianBet Group as the acquiring entity, the companies considered the structure of the acquisition, the relative equity ownership and the largest portion of the voting rights, in the combined companies after the closing of the acquisition, along with the composition of the board of directors.

On, and effective on, April 5, 2024, the Board of Directors of the Company approved a change in the Company’s fiscal year end from October 31st to December 31st, to align the Company’s fiscal year end with that of MeridianBet Group. As a result, all historical financial information presented in the consolidated financial statements in “Item 8. Financial Statements and Supplemental Data” of this Report, represents the accounts of MeridianBet Group as if MeridianBet Group is the predecessor to the Company.

Our Business

The Company  (i) operates online sports betting, online casino, and gaming operations in more than 15 jurisdictions across Europe, Africa and Central and South America, (ii) is an innovative provider of enterprise Software-as-a-Service (“SaaS”) solutions for online casino operators and online sports betting operators, commonly referred to as iGaming operators and, (iii) offers pay-to-enter prize competitions in the United Kingdom (UK) and leads trade promotions in Australia, providing members with free prizes.

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Online Sports Betting, Online Casino, And Gaming Operations

The Company is a well-established brand and operator in the sports betting and gaming industry, spanning across over 15 markets in Europe, Central and South America, and Africa. The Company employs approximately 1,200 personnel, operating both online (mobile and web) and approximately 700 company-owned or franchised betting shops, with a primary focus (in those shops) on sports betting, online casino games, and virtual games. Of those 700 shops, approximately 250 are owned by the Company’s subsidiaries and approximately 450 shops are owned by franchisees. This is complemented by a variety of slot machines and online casinos, eSports, fixed odds games, and other entertainment options, contingent on the regulatory parameters of the specific jurisdictions. While sports betting is a primary focus, the Company’s online casino revenue has grown significantly over the past several years.

The Company’s proprietary technology enables the development of scalable systems capable of operating in multiple jurisdictions and currencies, all the while leveraging the same technical infrastructure for odds setting and risk management. The Company’s technology platform ensures consistency in odds setting and risk management across all the markets that they operate in.

Additionally, the Company’s approach to its markets is flexible and omni-channel, encompassing (for example) iOS, Android, mobile browser, desktop, SMS, SST, and USSD applications (discussed in greater detail below) and technologies (as well as customary retail operations). This omni-channel approach seeks to ensure that consumers can access the Company’s offerings in different ways, but is also, in certain jurisdictions, essential to overcoming some of the technological challenges faced by consumers in those territories. This approach ensures the Company’s customers across diverse regions and connectivity levels can engage with the Company’s content and have the same level of user experience.

More specifically, the Company’s technological platforms include:

•	iOS and Android services: the Company offers dedicated mobile applications for both iOS and Android users, providing a seamless and user-friendly experience for those who prefer betting on the go.

•

Mobile Browser: the Company’s mobile website is optimized for various mobile browsers, ensuring that customers can access these services conveniently from their mobile devices, even without the need for a dedicated app.

•	Desktop: For customers who prefer a traditional desktop experience, the Company offers a comprehensive desktop platform that provides a wide range of betting options.

•

SMS (Short Message Service): In regions with limited internet connectivity, such as parts of Africa, the Company offers SMS betting services. Customers can place bets and receive updates through text messages, making sports betting accessible to a broader audience.

•

SST (Simplified Service Text): similar to SMS, SST allows customers to place bets and receive information via text messages, ensuring that users with basic mobile phones or limited internet access can still enjoy the Company’s services.

•

USSD (Unstructured Supplementary Service Data): USSD is a critical channel in regions where internet access is limited. It enables users to interact with the Company’s platform through a simple, menu-based system on their mobile phones. Customers can place bets, check odds, and manage their accounts using USSD, providing inclusivity in markets with varying levels of technological infrastructure.

A significant component of the Company’s revenue is derived from its comprehensive sports betting offerings, which cover over 800 different leagues, providing more than 11 million bets on over 20,000 sporting events each month, inclusive of in-play betting. Notably, the sports betting technology, odds setting, and risk management platforms are proprietary to the Company.

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The Company’s sports betting services cover a wide range of sports, events, and markets to cater to diverse player local preferences. They offer betting options for traditional sports such as soccer (football), basketball, tennis, table tennis, volleyball, handball, ice hockey, American football, baseball, rugby, cricket, horse racing, and more. Additionally, they provide opportunities for betting on emerging trends like e-football and e-sports. In addition to conventional sports, the Company’s portfolio extends to niche markets like futsal, floorball, snooker, badminton, beach volleyball, darts, water polo, golf, biathlon, cycling, boxing, martial arts, alpine skiing, skiing, Formula 1, motor sports, NASCAR, kabaddi, and even sports specials related to major competitions. Moreover, the Company offers betting on political events where regulatory conditions permit, and even allows customers to propose their own bets, provided they meet ethical and legal requirements and are measurable.

The Company’s innovative use of machine learning technologies within its platform serves enhanced customer experiences by offering tailored bets and continuously updated odds over an extensive range of events. This significantly reduces the requirement for manual oversight and intervention.

The Company offers a diverse and multifaceted portfolio of betting options that extends beyond traditional sports betting. The Company offers a portfolio of gaming products including casino games, slots, roulette, and other random number generator (RNG) games. The Company also owns its own casino development studio, which has thus far produced 52 slot games, which are available online, where regulatory approval is granted, catering to customers on its proprietary casino platform. RNG games are games in which the outcome is determined by a random element generated by a computer algorithm. These games rely on chance rather than skill or strategy to determine the results.

The Company’s casino offerings include a mix of in-house developed games from Expanse Studios and a selection of titles from renowned third-party casino providers. These providers include Games Global, BluOcean, Relax, Oryx, Playtech, iSoftbet, Leap, Evolution, Easit, Amusnet, Thunderkick, Spribe, Habanero, PG Soft, Greentube, EvoPlay, Wazdan, Pragmatic Play, Playson, Fazi, Endorphina, Spearhead, CT Interactive, Kiron, and Platipus. The Company has established revenue-sharing agreements with such providers to offer a wide variety of casino games, ensuring a diverse and engaging casino experience for the Company’s players via a vibrant and ever-expanding casino game library.

The Company has a dedicated iGaming section that covers eSports competitions and allows betting on gaming tournaments. This section caters to the growing interest in competitive gaming and includes popular titles such as CS:GO, Dota 2, Fortnite, LoL, Valorant, Rainbow Six, Crossfire, King of Glory, and more. This diverse range allows the Company to cater to the preferences of eSports enthusiasts.

The Company also provides extensive coverage of eSports events, encompassing major tournaments such as The International (Dota 2), League of Legends World Championship, and CS:GO Majors. Additionally, they align their coverage with significant European and international eSports tournaments according to the European competition calendar. This approach ensures that customers have access to a broad spectrum of eSports events, adhering to regulatory guidelines. The Company also utilizes ethical advertising practices and partnerships with specialized gaming websites to connect with eSports enthusiasts effectively.

The Company offers in-play betting for eSports matches, enabling customers to place bets during the live progression of the games. This real-time betting feature enhances the eSports betting experience while ensuring that it complies with regulatory standards. To maintain the integrity of eSports betting and prevent unethical practices like match-fixing, the Company collaborates closely with international eSports federations. This partnership allows the Company to monitor eSports events and swiftly respond to any suspicious activities. In the event of any concerns, they proactively engage with national law enforcement authorities to uphold fair play and regulatory compliance.

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The Company understands that player preferences and market dynamics can vary significantly. To address these differences across the group’s many jurisdictions, it has implemented several unique features and tailored offerings, including:

•

Localized content: In all markets, the Company provides localized content and promotions to align with city, country, and regional preferences. This includes language-specific interfaces, promotions tied to local events, and culturally relevant gaming experiences and consumer patterns.

•

Customer engagement: The Company prioritizes responsible gaming and offers tools such as deposit and loss limits, time-out features, and self-exclusion options. These tools empower players to manage their gaming experiences responsibly.

•

Innovative Betting Options: The Company’s “Empty Bets” feature allows customers to propose their own bets, fostering a sense of engagement and personalization. These bets are subject to stringent ethical and legal criteria and must be measurable. These bets are strictly prohibited from involving any unethical or illegal events or activities. The Company maintains a strong commitment to upholding the highest ethical standards in all aspects of their operations, including innovative betting options.

Beyond its direct business-to-consumer (B2C) operations, the Company also facilitates an indirect B2B franchise model. Under this model, the Company licenses its proprietary sports betting technology to local partners, who can operate under the Company brand or their own brand. This diversifies the Company’s revenue stream, enabling it to leverage its technology for added income, while expanding its brand presence.

Status of Development Efforts For New Or Enhanced Products, Trends In Market Demand And Competitive Conditions

The Company is diligently invested in research and development initiatives to attempt to stay at the forefront of its industry and meet the ever-evolving needs of its diverse customer base. As part of this strategy, the Company’s developmental efforts are primarily focused on enhancing product offerings, refining user experience, and bolstering its proprietary sports betting technology.

The Company products and services compete in a market characterized by rapid technological advances, which means evolving standards in software technology and frequent new product introductions and enhancements that may render the existing ones obsolete. The Company attempts to continuously refine its software and technology offerings especially in terms of more intensive customer specification, segmentation and personalization, as well as to address regulatory changes in the markets in which it operates and plans to operate. The Company believes that in order to remain competitive, it needs to continuously modify and enhance its technology platform and service offerings.

In the realm of technological advancement, one of the key development initiatives currently in progress at the Company is the integration of advanced Machine Learning (ML) technologies into its sports betting platform. The incorporation of these sophisticated technologies aims to personalize and enrich the betting experience for individual users by offering tailored bets, real-time updating of odds across a vast range of events, and further reducing the need for human oversight. This is expected to not only create a more dynamic, responsive, and intuitive betting experience, but also present a significant competitive advantage in a market where customer experience is paramount.

In terms of market trends, the Company believes that demand for online betting is on a significant upward trajectory globally, partially due to the lasting impact of the COVID-19 pandemic, which has accelerated the shift from traditional, physical betting shops to online platforms. The industry-wide transition towards mobile betting is another recent major trend, spurred on by the increased penetration of smartphones and improved internet connectivity. In response to these trends, the Company has successfully implemented an omni-channel approach to its markets, including iOS, Android, mobile browser, desktop, SMS, SST, USSD as well as retail segment.

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With regard to competitive conditions, the betting industry continues to be highly competitive, with new entrants emerging frequently. However, the Company has maintained a robust competitive position, owing to its advanced technological infrastructure, diversified product portfolio, personalized customer experience, and prudent regulatory compliance. The Company is focused on maintaining and enhancing this competitive edge through continuous innovation, customer-centricity, and adaptability.

Resources Material to the Company’s Business

In the context of the sports betting and gaming industry, raw materials do not take the traditional form as seen in manufacturing or other product-centric businesses. Instead, for entities like the Company, the primary resources are operating licenses, data, and software infrastructure. The ability to procure, process, and effectively utilize these resources plays a fundamental role in delivering competitive offerings and ensuring seamless and globally competitive operations.

Data providers: Given that the essence of sports betting revolves around accurate and real-time data, data providers are a critical resource for the Company. The Company relies on third-party data providers who deliver real-time sports data, statistical information, and analytical insights. This data underpins the companies’ sportsbook offering and feeds into the dynamic odds-setting and risk management systems the brand uses. The availability of this data and the reliability of the providers are crucial for the daily operation of the Company’s business.

Software infrastructure: The Company’s proprietary sports betting technology forms the backbone of its operations. This includes its platform, which enables online and offline betting across multiple geographies, currencies, broadband internet connectivity conditions and regulatory demands. Maintaining, updating, and enhancing this software infrastructure is vital to its capacity to deliver a seamless and secure betting experience. It also ensures its offerings remain cutting-edge and competitive.

Content suppliers: In addition to data providers, the Company relies, to some extent, on various third-party suppliers for its gaming content, particularly in the areas of casino games, slots, roulette, and other RNG games. The Company has a team of well-established and experienced professionals capable of creating a broad segment of user acquisition content. The availability of high-quality and diverse gaming content is key to attracting and retaining customers, which is why the portion of in-house built casino products is constantly growing.

Human resources: The Company relies on the skills and expertise of its workforce, which includes everyone from the cashiers and odds setters, to the software engineers who maintain and develop its technical infrastructure, customer support personnel, who interface directly with the customers, as well as the compliance and regulatory team customer support representatives.

A Provider of Enterprise Software-as-a-Service (“SaaS”) Solutions

Following the closing of the Meridian Purchase and effective April 1, 2024, the Company, through Golden Matrix, develops and owns online gaming intellectual property (IP) and builds configurable and scalable, turn-key, and white-label gaming platforms for international customers, located primarily in the Asia Pacific region. As part of the Purchase, the Company acquired a proprietary Internet gaming enterprise software system that provides for unique casino and live game operations on the platforms that include GM-X System (“GM-X”) and GM-Ag System, Turnkey Solution and White Label Solutions. These platforms are provided to Asia Pacific Internet-based and land-based casino operators as a turnkey technology solution for regulated real money Internet gaming (“RMiG”), Internet sports gaming, and virtual simulated gaming (“SIM”).

We develop and own online gaming intellectual property (IP) and build configurable and scalable, turn-key and white-label gaming platforms for our international customers, located primarily in the Asia Pacific region.

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As of December 31, 2024, our systems had over 8.3 million registered players and a total of more than 800 unique casino and live game operations within all our platforms including our GM-X and GM-Ag, Turnkey Solutions, and White Label Solutions.

The GM-X and GM-Ag System turn-key solutions (including modular, configurable and scalable gaming platforms), are complete software packages for starting an online gaming business, incorporating all the tools and gaming content necessary to run an online Casino and/or Sportsbook and offers a full suite of tools and features for successfully operating and maintaining an online gaming website: from player registration to user management and content management.

The GM-X and GM-Ag Systems have been deployed primarily in the Asia Pacific and we are currently focused on expanding our deployment into Europe, U.S., South America, and Africa. The online gambling industry, in the U.S., is essentially regulated at the state level. The Company is currently in discussions with multiple specialist gaming attorneys in the U.S. and has plans to engage one of these gaming specialists to represent the Company in its applications for a gaming license in the U.S. in the future.

The GM-X and GM-Ag Systems provide platforms that facilitate our gaming customers’ operating online casinos, sportsbooks, lottery, and live games, as well as providing customers with seamless access to large portfolios of licensed gaming content, provided by established, licensed and accredited gaming content providers. We have distribution agreements with third party content providers to resell their game content. The game content includes games such as slots, table games (e.g., roulette, blackjack, and poker), sportsbooks and “live games.” A “live game” is when a live casino game is shown via a live streaming video link in real time from a casino table where live dealers deal cards from a licensed studio and allow players to place an online bet on the outcome of the card game. We have been granted distribution rights for the gaming content that we provide to our customers.

Our GM-X and GM-Ag Systems provide the core platforms for our online casino and sportsbook operators. The systems contain back-office tools necessary for the customer to run a successful online iGaming operation. These tools include player account registration and creation, sophisticated payment services and gateways, geolocation, marketing, loyalty management, real-time analytics, and comprehensive reporting. The Company’s platform can be accessed through both desktop and mobile applications.

Our customers are primarily licensed online gaming operators. The Company also provides services and resells third party gaming content to licensed online gaming distributors. The majority of the Company’s customers hold gaming licenses in Asia, South America, and Europe.

A Provider of Pay To Enter Prize Competitions And Online Trade Promotions Platform

The Company engages in the competition operations in the United Kingdom via its subsidiary RKings. The Company operates competitions to win prizes online such as cars, motorbikes, watches, technology, holidays, luxury gadgets and other items by offering pay to enter prize competitions throughout the UK which are not gambling or a lottery and RKings does not offer B2C online sports betting and/or online casino services. The prize competitions require entrants to demonstrate sufficient skill, knowledge, or judgment to have a chance of winning and participants are provided with a route to free entry to the prize competitions as required by UK law. We refer to these as “pay to enter prize competitions”.

As a purely online business, the Company has been focusing on enhancing the products and experience we offer to both new and existing players by improving the functionality and responsiveness of the RKingsCompetitions.com website, enhancing the prize values, and reducing the ticket prices.

In addition, the Company, through GMG Assets Limited, provides the winners of RKings’ prizes with the option of accepting the cash value of the prize.  In doing so, GMG Assets purchases the prize from the winner for cash and sells the prize to wholesalers at a margin.

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On August 16, 2024, the Company entered into a Share Exchange Agreement to acquire an 80% ownership interest in Classics. Classics, through its wholly-owned subsidiary, Classics For A Cause Pty Ltd (“Classics for a Cause”), is an independent online trade promotions company, located in Australia, which operates a well-established business-to-consumer (B2C) platform that offers paid members access to a wide range of discounts from retailers across Australia. Classics for a Cause rewards its members with free entries into promotional giveaways, which feature luxury and classic motor vehicles, exotic motor vehicles, caravans, jet skis, boats, and exclusive holiday experiences. On August 21, 2024, the Company closed the transactions contemplated by the Share Exchange Agreement, which was effective on August 1, 2024.

Subsidiaries

The consolidated financial statements as of December 31, 2024, include the accounts of the Company and its wholly-owned and majority-owned subsidiaries, which include:

•	Global Technology Group Pty Ltd. (“GTG”), a limited proprietary company formed and registered under the laws of Australia.
•	Classics Holdings Co. Pty Ltd (“Classics”), a limited proprietary company formed and registered under the laws of Australia, with direct subsidiary of:

o	Classics For A Cause Pty Ltd (Australia)(“Classics for a Cause” or “CFAC”)

•	RKingsCompetitions Ltd., (“RKings”), a limited company formed and registered under the laws of Northern Ireland.
•	Golden Matrix MX, S.A. DE C.V., (“GM MX”), a corporation incorporated under the laws of Mexico.
•	GMG Assets Limited, (“GMGA”), a limited company formed and registered under the laws of Northern Ireland.
•	Golden Matrix (IOM) Limited, (“GMIOM”), a limited company formed and registered under the laws of the Isle of Man.
•	Golden Matrix Group Beograd-Novi Beograd (“Golden Matrix Serbia”), a private limited company formed and registered in and under the laws of the Republic of Serbia.
•

Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd (Meridian Tech d.o.o.)(“Meridian Serbia”), a private limited company formed and registered in and under the laws of the Republic of Serbia, with direct subsidiaries of:

o	Meridian Tech (Bosnia)
o	Meridian Bet Brcko (Bosnia)
o	Meridian Tech (PYT) LTD (South Africa)
o	Meridianbet Brasil Ltda (Brazil)
o	Meridian Gaming Brasil SPE Ltda (Brazil)

•

Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica (MeridianBet)(“Meridian Montenegro”), a private limited company formed and registered in and under the laws of Montenegro, with direct subsidiaries of:

o	Meridian Worldwide (Cyprus)
o	Bit Tech Ltd (Tanzania)

•	Meridian Gaming Holdings Ltd. (“Meridian Malta”), a company formed and registered in the Republic of Malta, with direct subsidiaries of:

o	Meridian Gaming (Malta)
o	My Best Odds (Belgium)
o	Meridian Gaming (Peru)
o	Global Meridian Gaming (Curacao)
o	Fair Champions Meridian Ltd (Cyprus)
o	Meridian Global Consulting (Montenegro)
o	Expanse Studios (Serbia)
o	Media Games Malta Ltd. (Malta)

•	Meridian Gaming (Cy) Ltd, (“Meridian Cyprus”), a company formed and registered in the Republic of Cyprus.

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The descriptions of the ownership and the percentages of ownership are identified below.  All intercompany transactions and balances have been eliminated.

Company	Country	Original Date Acquired	Ownership
Companies under Golden Matrix (Legal Acquirer / Accounting Acquiree)	United States
Global Technology Group Pty Ltd. (“GTG”)	Australia	January 19, 2021	100%
RKingsCompetitions Ltd.*	United Kingdom	November 1, 2021 & November 4, 2022*	100%
Golden Matrix MX, S.A. DE C.V.	Mexico	July 11, 2022	99.99%
GMG Assets Limited	United Kingdom	August 1, 2022	100%
Golden Matrix (IOM) Limited	Isle of Man	November 14, 2023	100%
Golden Matrix Group Beograd-Novi Beograd	Serbia	March 27, 2024	100%
Classics Holdings Co. Pty Ltd	Australia	August 1, 2024	80%
Subsidiary: Classics For A Cause Pty Ltd	Australia	August 1, 2024	80%
Companies under MeridianBet Group (Legal Acquiree / Accounting Acquirer)
Meridian Tech d.o.o. – Accounting Acquirer	Serbia	March 3, 2001**
Subsidiary: Meridian Tech	Bosnia & Herzegovina	July 16, 2003	100%
Subsidiary: Meridian Bet Brcko	Bosnia & Herzegovina	November 11, 2022	100%
Subsidiary: Meridian Tech (PYT) LTD	South Africa	April 26, 2021	100%
Subsidiary: Meridianbet Brasil Ltda	Brazil	September 15, 2023	100%
Subsidiary: Meridian Gaming Brasil SPE Ltda	Brazil	August 1, 2024	70%
MeridianBet – Accounting Acquirer	Montenegro	August 12, 2022**
Subsidiary: Meridian Worldwide Ltd. ***	Cyprus	August 18, 2016 & September 3, 2024***	100%
Subsidiary: Bit Tech Ltd.	Tanzania	June 8, 2017	100%
Meridian Gaming Holdings Ltd. – Accounting Acquirer	Malta	May 16, 2016**
Subsidiary: Meridian Gaming Ltd.	Malta	May 9, 2007	100%
Subsidiary: My Best Odds BVBA	Belgium	August 30, 2011	100%
Subsidiary: Meridian Gaming S.A.C.***	Peru	April 29, 2016 & September 3, 2024***	100%
Subsidiary: Global Meridian Gaming	Curacao	December 15, 2016	100%
Subsidiary: Fair Champions Meridian Ltd.	Cyprus	January 26, 2008	51%
Subsidiary: Meridian Global Consulting	Montenegro	March 1, 2022	100%
Subsidiary: Expanse Studios	Serbia	December 31, 2022	100%
Subsidiary: Media Games Malta Ltd.	Malta	August 1, 2024	100%
Meridian Gaming (CY) Ltd. – Accounting Acquirer	Cyprus	November 1, 2012**

* Effective on November 1, 2021, the Company acquired 80% of RKingsCompetitions Ltd. and effective on November 4, 2022, the Company acquired the remaining 20% interest in RKingsCompetitions Ltd.

** The dates of incorporation for accounting Acquirer.

*** Effective on September 3, 2024, the Company acquired the remaining 24.5% of Meridian Gaming S.A.C. Peru and the remaining 15.5% of Meridian Worldwide Ltd. Cyprus.

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Intellectual Property

The Company’s intellectual property includes, among other things, extensive software-driven technological platforms, in-house developed games, licensed games, GM-X and GM-Ag Systems, the content of its websites, its registered domain names, registered and unregistered trademarks, certain trade secrets, and licenses. The Company believes that its intellectual property is an essential asset of its business and that its registered domain names and technology infrastructure will give it a competitive advantage in the marketplace. The Company relies on a combination of trademark, copyright and trade secret laws in the United States and foreign jurisdictions, as well as contractual provisions, to protect its proprietary technology and brands. The Company also relies on copyright laws to protect the appearance and design of its sites and applications, although to date it has not registered for copyright protection on any particular content. The Company has registered numerous Internet domain names related to its business in order to protect its proprietary interests. The efforts that the Company has taken to protect its intellectual property may not be sufficient or effective, and, despite these precautions, it may be possible for other parties to copy or otherwise obtain and use the content of the Company’s websites or its brand names without authorization.

The Company’s primary registered software includes the following:

(1)	“Bet Shop Manager”;
(2)	“Vivify”; and
(3)	“Smart Cat - Atlas.”

The primary web properties of the Company include the following websites:

(1)	goldenmatrix.com;
(2)	meridianbet.rs;
(3)	meridianbet.co.tz;
(4)	meridianbet.pe:
(5)	meridianbet.ba;
(6)	meridianbet.me;
(7)	meridianbet.com.cy;
(8)	meridianbet.com;
(9)	meridianbet.be.
(10)	rkingscompetitions.com
(11)	classicsforacause.com.au
(12)	mexplay.mx

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The Company’s primary trademark is “MeridianBet,” which is trademarked in the European Union, Belgium, Bosnia & Herzegovina, Cyprus, Malta, and Serbia, among other jurisdictions. Other registered trademarks include “Meridian” and “Expanse Studios.”

The information on, or that may be accessed through, the Company’s websites is not incorporated by reference into this filing and should not be considered a part of this filing.

The Extent to Which the Business Is or May Be Seasonal

Like many businesses in the gaming and betting industry, the Company experiences a degree of seasonality in its operations. In particular, its sports betting segment can be affected by the annual sports calendar. The months of late June and the first week of July tend to have less sports betting activity due to a decline in major sporting events during this period. This is because many prominent sports leagues, such as football (soccer) and basketball, conclude their seasons in the late spring, and there’s often a pause before other significant sporting events begin in mid-July and early October, respectively.

However, the Company has implemented strategic measures to attempt to mitigate these seasonal downturns and ensure steady revenue flow throughout the year:

Diversified offerings: The Company has a comprehensive portfolio of betting options that include casino games, eSports, and virtual sports, all of which are not dependent on real-world sporting seasons. During quieter periods in the sports calendar, the Company intensifies the promotion of these other gaming products to attempt to maintain customer engagement and revenue.

Cross-selling: By developing an in-depth understanding of its customer base, the Company is able to effectively cross-sell its various product offerings. When sports betting activities are low, it focuses on cross-selling efforts to promote other segments, primarily traditional casino games.

Global market presence: Operating in multiple international markets allows the Company to benefit from different sports seasons across the world, which can offset seasonal slowdowns in certain regions such as Europe.

Competition

The competitive landscape of the gaming industry where the Company operates is varied yet complex, shaped by various factors such as regulatory environments, market saturation and dynamics, technological advancements, and consumer behaviors. In each core market–- Serbia, Montenegro, Malta, and Cyprus–- the Company faces different levels of competition from several industry players, each with their own strategies and strengths.

In Serbia, the competitive landscape includes five companies which, together with about ten other operators of marginal materiality, comprise the bulk of the market. Each competitor runs different business models based predominantly on capital intensive retail investments in slot technology, other gaming operations, and food-and-beverage and entertainment operations. Despite a relative diversity of competition, the Company believes that it differentiates itself by offering unique value propositions (a leading number of standard and live betting options as well as online casino games), advanced betting technologies, and superior customer service.

In Montenegro, the Company has three relevant competitors. As the oldest market player in Montenegro, the Company attempts to distinguish itself through an innovative product portfolio and a solid understanding of local market dynamics.

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The situation in Malta is unique given its regulatory status as a global gaming hub and a high-stakes environment marked by intense competition from several industry leaders. Nevertheless, the Company believes it has a competitive advantage by leveraging its strong operational capabilities and adapting to the rapid market changes typical of such a dynamic industry hub.

In Cyprus, the Company faces off against five competitors of varying market relevance. In this challenging competitive scenario, it focuses on customizing its product offerings to cater to the unique tastes and preferences of the local customer base.

Irrespective of the geographical location, the Company operates in both online and retail segments. This dual-mode of operation allows the Company to serve a wider customer base, cater to different customer preferences, and remain resilient in the face of market uncertainties. In the online segment, the companies use advanced technologies to provide seamless and secure gaming experiences. In the retail segment, the Company focuses on building a network of strategically located betting shops to ensure easy accessibility for its customers.

Competition in the gaming industry is driven by several factors. These include, but are not limited to, (1) technological innovation, (2) the quality of customer service, (3) the variety and novelty of betting and casino games and options offered, (4) promotional strategies, (5) pricing, and (6) trustworthiness. Given the high level of competition, operators like the Company constantly innovate and refine their strategies to create competitive advantages and drive customer loyalty.

Drawing on two decades of industry experience, the Company believes that it understands the nuances of each market and is able to tailor its strategies in an effort to navigate the diverse competitive landscape. By focusing on its strengths and continuously enhancing its product offerings and service quality, the Company aims to maintain its competitive position in the gaming industry.

The Company has taken a proactive approach to protecting the market for locally licensed operators by working closely with its own local licensee (where relevant, other licensed operators, and local regulators and tax-collection agencies), all to ensure only licensed groups operate in its markets. These measures safeguard revenue collections for all three parties, meaning the local operators, the tax authorities, and the Company, by working to prevent unlicensed third parties from illegally competing for gaming customers and diverting the authorities’ attention from having to attempt to collect taxes on that competition. To date, these collaborative measures have not only reinforced the rule of law, but also resulted in ensuring the prompt flow of funds to taxing and regulatory authorities, and have had the effect of warding off any proposals by those authorities to increase taxes or fees on the local operators (and, by extension, the Company). That, in turn, has had the beneficial effect of allowing the local operators to keep their fees and charges low, ensuring that end-users will not become more attracted to black market offerings.

Dependence on One or a Few Major Customers

The Company, like almost all companies in the gaming industry, caters to a very broad and diverse customer base. The nature of the gaming sector is such that revenue is usually generated from a wide array of customers, as opposed to being concentrated in a single or a few major customers. This dispersion of customers minimizes the risk of revenue instability tied to any specific customer or group of customers.

With operations spread across several geographical locations, including Serbia, Montenegro, Malta, and Cyprus, the Company’s customer base is distributed across these regions. The Company also maintains a diverse demographic of customers in terms of age, gaming preferences, and betting behaviors.

Moreover, the Company’s business model is designed to mitigate the dependence on a few significant customers. By offering a wide variety of games, betting options, and customer-focused services, the Company attracts a diverse group of customers, thus ensuring revenue continuity and stability.

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Human Capital Resources

As a multinational technology company with over 1,200 employees located in 13 countries, our business success is driven by our highly skilled workforce.

We are committed to maintaining a working environment in which diversity and equality of opportunity are actively promoted and all unlawful discrimination is not tolerated. We are committed to ensuring employees are treated fairly and are not subjected to unfair or unlawful discrimination. We value diversity and to that end recognize the educational and business benefits of diversity amongst our employees, applicants, and other people with whom we have dealings.

The Company has an equity compensation plan in place to attract and retain valuable human resources.

Objective and Growth Strategy

Our objective in managing our resources is to ensure that we have sufficient liquidity to fund our operations and meet our growth objectives while maximizing returns to shareholders. Liquidity is necessary to meet (i) the working capital needs of our operations, (ii) fund our growth and expansion plans, and (iii) consummate strategic acquisitions. We have met, and plan to continue to meet, our cash requirements through our operations and sales of equity and debt securities. As to the funding of strategic acquisitions, we may issue additional debt in addition to raising funds through the sales of the Company’s capital stock.

The Company’s financial performance is subject to global economic conditions and their impact on levels of spending by consumers and customers, particularly discretionary spending for entertainment, gaming and leisure activities. Economic recessions may have adverse consequences across industries, including the global entertainment and gaming industries, which may adversely affect the Company’s business and financial condition. As a result of rising interest rates and inflation, there is substantial uncertainty about the strength of the global economies. In addition, changes in general market, economic and political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy, and increases in inflation and interest rates, as are being currently experienced, may reduce users’ disposable income and/or lead to recessions.

We believe that our business will continue to be resilient through a continued economic downturn or recession, or slowing or stalled recovery therefrom, and that we have the liquidity to address the Company’s financial obligations and alleviate possible adverse effects on the Company’s business, financial condition, results of operations or prospects.

Key elements of our growth strategy include plans to:

•	Continue to invest in our people, technology, products and encouraging innovation.
•	Maintain organic revenue growth in all B2C markets.
•	Streamline business operations, improving processes identifying cost synergies and focusing on improving overall margins.
•	Execute on our roadmap and strategic business plans with diversity of gaming products, differentiated product strategy and cross-platform initiatives.
•	Expand our global reach by obtaining gaming licenses in existing and newly regulated markets within the Sportsbook and igaming industries.
•	Scale the distribution of our internally developed games from Expanse Studios.
•	Support our existing customers via AI tools and loyalty programs available via our recently updated technology systems.
•	Complete our 5th generation gaming software with improvements in metrics.
•	Expand our global reach by securing new gaming distributors, casino and sportsbook operator customers in existing and newly regulated markets.
•

Invest in sales and marketing initiatives to aggressively pursue new deployment opportunities in developing markets such as Africa and Central and South America, as well as exploring opportunities in the U.S.

•	Invest in sales and marketing initiatives to drive customers to our platforms in Europe, Asia, Africa and Central and South America.
•	Expand the prizes and prize options available to customers on our tournament platforms.
•	Pursue acquisitions of accretive and synergistic companies and assets with the goal of expanding our competitive position in the markets in which we operate.

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The company’s uses AI exclusively for customers, specifically for players, as part of its service offering. AI operates by analyzing historical gameplay data from players and providing relevant recommendations based on that information.

We have three types of AI tools:

a)	AI Recommender for Sports Events: provides recommendations for relevant sports events.
b)	AI Recommender for Bet: suggests bets based on players' historical betting activity.
c)	AI Recommender for Online Casino: recommends online casino games based on players' past gameplay.

The AI recommender is located in a separate section and can be activated upon the player's request.

The Company does not intend to make significant investments (except for potential acquisitions) to support our business growth strategy. We believe that our business model is highly scalable and our existing resources can be leveraged to (i) develop new offerings and features, (ii) enhance our existing platform, and (iii) improve our operating infrastructure.

The Company may face significant costs with respect to legal fees incurred in the applications for licenses, continued regulatory requirements, and legal representation.

To acquire complementary businesses and technologies, we may need to pursue equity or debt financing to secure additional funds, which may include up to $8.5 million that is available to be sold under our November 22, 2024, Equity Distribution Agreement in at-the-market offerings. Our ability to obtain additional capital will depend on our business plans, investor demand, our operating performance, capital markets conditions and other factors. If we raise additional funds by issuing equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our then issued and outstanding equity or debt, and our existing shareholders may experience dilution. If we are unable to obtain additional capital when required, or on satisfactory terms, our ability to continue to support our business growth or to respond to business opportunities, challenges or unforeseen circumstances could be adversely affected, and our business may be harmed.

We may acquire other businesses, and our business may be detrimentally affected if we are unable to successfully integrate acquired businesses into our company or otherwise manage the growth associated with multiple acquisitions.

As part of our business strategy, we intend to make acquisitions of new or complementary businesses, products, brands, or technologies. In some cases, the costs of such acquisitions may be substantial, including the costs of professional fees and due diligence efforts. There is no assurance that the time and resources expended on pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful. In addition, we may be unable to identify suitable acquisition or strategic investment opportunities or may be unable to obtain the required financing or regulatory approvals, and therefore we may be unable to complete such acquisitions or strategic investments on favorable terms. We may pursue acquisitions that our investors may not agree with, and we cannot assure investors that any acquisition or investment will be successful or otherwise provide a favorable return on investment. In addition, if we fail to successfully close transactions, integrate new technology or operational teams, or integrate the products and technologies associated with these acquisitions into our company, our business could be seriously harmed.

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Governmental Regulations

I. General

The Company operates within a diverse regulatory environment across key markets. In general, gambling activities are controlled by a specific regulatory authority in each country, usually as a separate and autonomous public body. Such regulatory bodies are generally, in turn, subject to the authority of the subject country’s Ministry of Finance or equivalent. These regulatory bodies are responsible for supervising the granting and revocation of licenses, inspecting retail premises and digital conditions of websites designated for providing betting and gaming services, and ensuring compliance with rules and regulations.

Prohibitions and sanctions in the regulatory landscape are generally similar across jurisdictions. In the event of noncompliance, regulatory authorities have various enforcement measures at their disposal. These measures may include sending compliance warnings and adherence requests, imposing financial fines, imposing temporary or permanent prohibitions on operations, seizing assets through bank guarantees, and mandating fines.

This regulatory framework also empowers commissions to inspect premises and take necessary actions if noncompliance is identified. This may involve temporarily or permanently closing facilities and seizing equipment to ensure compliance with regulatory requirements.

II. Overview of the Licensing System

The licensing system varies across jurisdictions but generally involves a thorough evaluation of applicant suitability and adherence to regulatory requirements. Licenses are typically granted by the regulatory authority after satisfying specific conditions and meeting the necessary criteria.

These conditions may include, but are not limited to, conducting background checks on the applicant, ensuring financial stability, conducting a personal fit-and-proper test of the entity’s ultimate beneficial owner, designated directors and key management, and insisting the applicant demonstrate compliance with anti-money laundering regulations, implement responsible gaming measures, and provide secure and fair gaming environments for players (technical checks of the platform and services such as random number generator (RNG) certifications).

Sanctions for noncompliance with licensing requirements can range from warnings and fines to temporary or permanent revocation of licenses. Additionally, regulatory authorities may have the power to impose other penalties, such as seizing assets or imposing mandatory fines.

The Company closely monitors the evolving regulatory landscape in each jurisdiction where it operates in order to comply with such rules. By maintaining proactive engagement with regulators, staying abreast of legal and regulatory developments, and implementing robust compliance measures, the Company demonstrates a commitment to responsible and compliant operations.

i. License information – B2C Operations

The Company operates its sports betting and casino products and offering via the MeridianBet desktop, mobile website, and/or mobile apps, as well as retail betting shops, in the following jurisdictions: Serbia, Bosnia – Herzegovina, Montenegro, Cyprus, Malta, Belgium, Tanzania, Peru, Mexico, Brazil and Curacao, pursuant to licenses granted by the gaming commissions of these jurisdictions.

In Serbia, gambling activities are regulated by the Law on Games of Chance. The Game of Chance Administration grants and revokes licenses, inspects premises, and ensures compliance with rules and regulations. The Company holds licenses for betting, slot machines, and online operations and they are renewable every 10 years.

In Bosnia – Herzegovina, gambling is regulated by the Law on Games of Chance adopted by both country’s entities, Republika Srpska and Federation of Bosnia and Herzegovina. The gaming administration issues and revokes licenses, regulates gambling operators, and conducts inspections. The Company holds licenses for betting, slot machines, and online betting and gaming, and they are renewable every 5 years.

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In Tanzania, the sector is regulated by the provisions of the Gaming Act. The Gaming Board of Tanzania issues licenses for remote and non-remote gambling, betting, and gaming. The Company holds licenses for principal sports betting and internet casino operations and they are awarded on an annual basis.

The Ministry of Finance of Montenegro grants licenses for gambling activities. The Company holds licenses that are renewable every three years.

The Belgian Gaming Commission grants licenses for sports betting and online operations. The Company holds licenses that are renewable every twelve years.

The National Betting Authority in Cyprus grants Class A and Class B licenses for retail and online betting. The Company holds licenses that are renewable every two years.

The Malta Gaming Authority (MGA) grants licenses for retail and online betting. The Company holds licenses for remote and non-remote gambling. The Company’s proprietary software is licensed under a B2B license, and it also owns a Critical Gaming Supply License, renewable every 10 years.

In Curacao, based on the National Ordinance on Offthore Games of Hazard (Landsverordening buitengaatse hazardspelen, P.B. 1993, no. 63)(NOOGH) online gaming licenses are issued by or on behalf of the Governor of Curaçao.

In Brazil, the authority responsible for granting licenses for both retail and online betting is the Secretariat of Prizes and Bets (SPA), which operates under the Ministry of Finance. Licenses are valid until December 31, 2029, with each operator required to pay a R$30 million (approximately $5 million) licensing fee.

The Western Cape Gambling and Racing Board (WCGRB) in South Africa grants licenses for sports betting and casino operations. The Company holds licenses from the WCGRB that are awarded on an annual basis.

Gambling is currently permitted in Mexico, subject to obtaining government authorization to conduct gaming activities from the competent authority. Gambling is generally an activity subject to federal regulation rather than state or local level regulation. Currently, gambling in Mexico is governed by the Regulations of the Federal Games and Draws Law (“Gaming Law”), as amended. The Gaming Law provides that the conduct of games where bets are crossed and draws of numbers or symbols occur requires a permit from the Ministry of the Interior (Secretaría de Gobernación) (SEGOB). In addition, the Gaming Law provides that the federal executive power, through SEGOB, will regulate, authorize, control and supervise any kind of games where bets are crossed and draws occur. There is currently no specific legal definition of online gambling in Mexican law; however the operation of online gambling must be expressly authorized in the relevant permit granted by SEGOB. In addition to obtaining a permit for online gambling or a drawing of numbers and/or symbols, operators must also meet certain operating conditions, such as having a reliable remote betting system, cash control system and an internal control system. A Mexican gaming permit was approved on July 13, 2022, allowing the Company to undertake online gambling for two years and will automatically renew thereafter for additional two-year periods, without additional payment.

In Great Britain, online gaming and sports betting is subject to the Gambling Act 2005 (the “GA2005”), as amended by the Gambling (Licensing and Advertising) Act 2014, and the regulations promulgated thereunder. Under the GA2005, entities wishing to offer online sports betting and/or online casino services to persons located in Great Britain must first obtain a remote gambling operating license from the Gambling Commission. Through RKingsCompetitions, Ltd, we do not offer online sports betting and/or online casino services; however, we do offer pay to enter prize competitions which are not gambling or a lottery. Section 14 of GA2005 indicates that prize competitions that require entrants to demonstrate a sufficient amount of skill, knowledge or judgment to have a chance of winning are subject to GA2005; however, we rely on the exemption under Schedule 2 of GA2005 by providing participants with a route to free entry to the competitions and are therefore, not subject to GA2005 through the Schedule 2 exemption. A free entry route to the competition is also compulsory for these competitions to be legal in Northern Ireland (see below).

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In the Republic of Ireland, the relevant law relating to online gaming is the Gaming and Lotteries Act of 1956, as amended by the Gaming and Lotteries (Amendment) act of 2019. The Gaming and Lotteries Act recently underwent significant amendments by way of the Gaming and Lotteries (Amendment) Act 2019 (2019 Act), which came into force on December 1, 2020. The 2019 Act introduced a cohesive licensing regime for gaming, such that any gaming is considered unlawful if it is not subject to a gaming permit or a gaming license. The 2019 Act has also introduced a coherent licensing and permit regime for lotteries. Previously, an exemption existed for private lotteries in certain limited circumstances. The 2019 Act has removed a prior exemption, meaning that such lotteries can only proceed under a license or a permit. However, if a free entry route to the competition is provided, or a question is asked so that the competition is not a game of chance, it will not be a lottery and not subject to the 2019 Act. RKingsCompetitions, Ltd’s competitions are open to residents of the United Kingdom and the Republic of Ireland and the competitions have both a random simple level question of basic intellectual acumen that is asked to elicit a simple basic level of responses as well as a free entry route, therefore RKingsCompetitions, Ltd’s competitions are not considered lotteries and are exempt from 2019 Act.

ii. License information – franchise operations

In addition to the Company’s online sports betting product offerings, it also operates in the following countries through a franchise model: Seychelles, Mozambique, Cameroon, Zambia, the Republic of the Congo, and the Democratic Republic of the Congo.

Through its franchise model, the Company licenses its sports betting technology and provides a range of complementary services to local partners. This model allows the Company to expand its operations and deliver services to a wider customer base while ensuring regulatory compliance and maintaining the highest standards of integrity and responsible gaming practices.

iii. License information – B2B Operations

Regulatory regimes vary by jurisdiction. The Company currently is not required to hold a gambling license for the sale of its GM-X and GM-Ag Systems or third-party software in the jurisdictions in which it currently conducts business.

III. Compliance

The Company has policies and procedures in place to ensure compliance with legal and regulatory standards. The Company actively monitors underage gambling and exploits to vulnerable customers, and takes steps to address problematic gaming. The Company promotes responsible gambling, fair and credible products and services, and implements security measures against fraudulent behavior and gaming addiction. The Company also strictly prohibits access by minors and provides self-protection measures for customers.

IV. Responsible and Safer Gaming Policies and Standards

The Company is committed to responsible gambling, encompassing various aspects, to ensure a safe and transparent gaming environment. By implementing strict corporate standards, the Company prioritizes fair and credible products and services, working to protect player’s privacy and ensuring responsible processing of payment data. The Company’s vigilant monitoring seeks to prevent fraudulent behavior, complying with national and European Union anti-money laundering directives.

Item 1A. Risk Factors

Investors should review the risks provided below, prior to making an investment in the Company. The business, financial condition and operating results of the Company can be affected by a number of factors, whether currently known or unknown, including but not limited to those described below, any one or more of which could, directly or indirectly, cause the Company’s actual financial condition and operating results to vary materially from past, or from anticipated future, financial conditions and operating results. Any of these factors, in whole or in part, could materially and adversely affect the Company’s business, financial condition, operating results and stock price.

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Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those included in, and incorporated by reference in, the section entitled “Risk Factors” and elsewhere in this Report. These risks include, but are not limited to, the following:

 Risks Related to the Company’s Need for Additional Funding and Financial Agreements

•

The Company will likely need to raise funding to pay the post-closing obligations associated with the Meridian Purchase Agreement, to repay certain of our outstanding obligations, and for acquisitions, and we may not be able to raise funds on favorable terms, or at all. We may choose not to sell any shares of common stock under the Distribution Agreement.

•

Our debt facilities require that we meet certain ratios and comply with certain positive and negative covenants. Our failure to comply with those requirements may result in an event of default, and the lender(s) thereunder requiring us to pay amounts due or foreclosing on our assets.

Risks Related to Our Business Operations and Industry

•	Economic downturns and adverse political and market conditions could adversely negatively affect the Company’s business, financial condition and results of operations. Economic uncertainty may affect consumer purchases of discretionary items, which has affected and may continue to adversely affect demand for the Company’s products and services, and/or our access to capital and/or increase the costs of such capital.

•	The Company relies on third-parties for numerous business services and if such providers fail to perform adequately or provide accurate information or we do not maintain business relationships with them, the business, financial condition and results of operations of the Company could be adversely affected. Malfunctions of third-party communications infrastructure, hardware and software expose us to a variety of risks we cannot control.

•	Competition within the global entertainment and gaming industries is intense and our existing and future offerings may not be able to compete against other competing forms of entertainment such as television, movies and sporting events, as well as other entertainment and gaming options on the Internet. If our offerings do not continue to be popular, our business could be harmed.

•	We face the risk of fraud, theft, and cheating. We face cyber security risks that could result in damage to our reputation and/or subject us to fines, payment of damages, lawsuits and restrictions on our use of data.

•	Our technology, systems and infrastructure have previously experienced, and may in the future, experience, a disruption in service, failure or a loss of data, which have in the past, and may in the future, cause financial and reputational harm to our business. Systems failures and resulting interruptions in the availability of our websites, applications, products, or services could harm our business.

•	There may be losses or unauthorized access to or releases of confidential information, including personally identifiable information, that could subject the Company to significant reputational, financial, legal and operational consequences.

•	A significant portion of our employees, consultants and operations are located outside of the U.S. and in many different foreign locations. We have business operations located in non-U.S. countries which subject us to additional costs and risks that could adversely affect our operating results. Our results of operations may be adversely affected by fluctuations in currency values.

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Risks Related to Regulation

•

Changes in rules relating to gaming could have a material negative impact on our business. Failure to comply with regulatory requirements in a particular jurisdiction, or the failure to successfully obtain a license or permit applied for in a particular jurisdiction, could impact our ability to comply with licensing and regulatory requirements in other jurisdictions, or could cause the rejection of license applications or cancelation of existing licenses in other jurisdictions. We may be unable to obtain licenses in new jurisdictions where we or our customers operate.

Risks Related to Intellectual Property and Technology

•

If we are unable to protect our proprietary information or other intellectual property, our business could be adversely affected. Our intellectual property may be insufficient to properly safeguard our technology and brands. We may be subject to claims of intellectual property infringement or invalidity and adverse outcomes of litigation could unfavorably affect our operating results.

Risks Related to our Management

•

We rely on our management and if they were to leave our company our business plan could be adversely affected. Potential competition from executive officers, after they leave our employment could negatively impact the profitability of the Company.

Risks Related to International Operations

•

The risks related to international operations, in particular in countries outside of the United States, could negatively affect the Company’s results including foreign exchange and currency risks that could adversely affect its operations, and the Company’s ability to mitigate its foreign exchange risk through hedging transactions may be limited.

Risks Related to our Common Stock and Securities

•	We currently have an illiquid and volatile market for our common stock, and the market for our common stock is and may remain illiquid and volatile in the future.

•	Aleksandar Milovanović exercises majority voting control over us, which limits your ability to influence corporate matters and could delay or prevent a change in corporate control.

•	The issuance of common stock upon conversion of our outstanding Series B Preferred Stock and Series C Preferred Stock and upon conversion of the Secured Convertible Note and exercise of warrants will cause immediate and substantial dilution to existing shareholders and the sale of such common stock may depress the market price of our common stock.

Compliance, Reporting and Listing Risks

•	We need to meet certain continued listing requirements of The Nasdaq Capital Market in order to not have our common stock delisted from such markets.

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General Risk Factors

•	If we make any future acquisitions, they may disrupt or have a negative impact on our business.

•	Litigation costs and the outcome of litigation could have a material adverse effect on the Company’s business.

•	Shareholders may be diluted significantly through our efforts to obtain financing and satisfy obligations through the issuance of additional shares of our common stock.

Risks Related to the Company’s Need for Additional Funding and Financial Agreements

We may require additional financing, and we may not be able to raise funds on favorable terms, or at all.

We had $30,125,944 cash on hand and a working capital deficit of $18,484,062 as of December 31, 2024. With our current cash on hand, expected revenues, and based on our current average monthly expenses, we do not anticipate the need for additional funding in order to continue our operations at their current levels, and to pay the costs associated with being a public company, for the next 12 months, but may require additional funding in the future to support our operations and/or may seek to raise additional funding in the future to expand or complete acquisitions. We also anticipate needing to raise funding to repay the $9,600,000 outstanding under the Secured Convertible Note as of December 31, 2024, the $20.2 million owed under the Facility Agreement as of December 31, 2024, and to pay certain post-closing amounts due in connection with the acquisition of the MeridianBet Group, as discussed in greater detail below under “The Company will likely need to raise funding to pay the post-closing obligations associated with the Meridian Purchase Agreement, the terms of which may not be favorable, may necessitate the payment of interest which otherwise would not need to be paid, and may cause dilution”.

The most likely source of future funds presently available to us will be through the sale of equity capital, including, potentially through sales under the Distribution Agreement. Any sale of share capital will result in dilution to existing shareholders. Furthermore, we may incur debt in the future, and may not have sufficient funds to repay our future indebtedness or may default on our future debts, jeopardizing our business viability.

We may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to expand our operations and business, which might result in the value of our common stock decreasing in value or becoming worthless. Additional financing may not be available to us on terms that are acceptable. Consequently, we may not be able to proceed with our intended business plans. Obtaining additional financing contains risks, including:

●	additional equity financing may not be available to us on satisfactory terms and any equity we are able to issue could lead to dilution for current shareholders;
●

loans or other debt instruments may have terms and/or conditions, such as interest rate, restrictive covenants and control or revocation provisions, which are not acceptable to management or our directors;

●	the current environment in capital markets combined with our capital constraints may prevent us from being able to obtain debt financing on favorable terms, if at all; and
●

if we fail to obtain required additional financing to grow our business, we would need to delay or scale back our business plan, reduce our operating costs, or reduce our headcount, each of which would have a material adverse effect on our business, future prospects, and financial condition.

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The Company will likely need to raise funding to pay the post-closing obligations associated with the Meridian Purchase Agreement, the terms of which may not be favorable, may necessitate the payment of interest which otherwise would not need to be paid, and may cause dilution.

The consideration payable to the Meridian Sellers includes cash and stock which will come due in the future. The unpaid portion of the purchase price currently includes: (i) $19,870,460 in cash, of which $9,870,460 is due 12 months after the date of the Closing (April 9, 2025); and $10,000,000 is due 18 months after the date of the Closing (October 9, 2025); and (ii) promissory notes in the amount of $15,000,000, due 24 months after the Closing (April 9, 2026).

The Company will likely need to raise funds in the future to pay such amounts (or certain portions thereof) to the Meridian Sellers. Debt funding may not be available on favorable terms, if at all. If we raise additional funds by issuing equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our then issued and outstanding equity or debt, and our existing shareholders may experience dilution. If we are unable to obtain additional capital when required, or on satisfactory terms, we may be in breach of the Meridian Purchase Agreement, and the Meridian Sellers may seek damages from us as a result of such breach.

Additionally, the payment of interest on any debt funding, or dividends on any equity funding, may be material, and may decrease the funds available for operations. Furthermore, covenants in any debt or equity funding, may make it harder or more expensive for us to raise funding in the future.

We may choose not to sell any shares of common stock under our Distribution Agreement.

On November 22, 2024, we entered into an Equity Distribution Agreement (the “Distribution Agreement”) with Craig-Hallum Capital Group LLC (“Craig-Hallum”). Pursuant to the Distribution Agreement, the Company may sell, at its option, up to an aggregate of $20 million in shares of its common stock through Craig-Hallum, as sales agent. Sales of the common stock made pursuant to the Distribution Agreement, if any, will be made under the Company’s effective Registration Statement on Form S-3. Subject to the terms and conditions of the Distribution Agreement, Craig-Hallum may sell the shares, if any, only by methods deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act, including without limitation sales made directly through The Nasdaq Capital Market, by means of ordinary brokers’ transactions, in negotiated transactions, to or through a market maker other than on an exchange or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices and/or any other method permitted by law. The Company is not obligated to sell, and Craig-Hallum is not obligated to buy or sell, any shares of common stock under the Distribution Agreement.

The Company will pay Craig-Hallum a commission equal to 3.00% of any gross proceeds from the sale of shares of the Company’s common stock under the Distribution Agreement. Pursuant to the terms of the Distribution Agreement, the Company also provided Craig-Hallum with customary indemnification rights and has agreed to reimburse Craig-Hallum for certain specified expenses up to $50,000, plus up to $5,000 for each future quarterly period that the Distribution Agreement remains in place. The offering of common stock pursuant to the Distribution Agreement will terminate upon the earlier of (i) the sale of all of the common stock subject to the Distribution Agreement and (ii) the termination of the Distribution Agreement by the Company or Craig-Hallum. Either party may terminate the agreement in its sole discretion at any time upon written notice to the other party.

No assurance can be given that the Company will sell any shares of common stock under the Distribution Agreement, or, if it does, as to the price or amount of shares of common stock that it sells or the dates when such sales will take place.

No shares have been sold under the Distribution Agreement to date..

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Our Facility Agreement requires that we meet certain ratios and comply with certain positive and negative covenants. Our failure to comply with those requirements may result in an event of default occurring under our Facility Agreement, and the lender thereunder requiring us to pay amounts due or foreclosing on our assets.

The Facility Agreement includes certain customary representations, warranties and covenants of Meridian Serbia, and requires Meridian Serbia to meet certain annual financial ratios, including maintaining a ratio of net debt/EBITDA of less than or equal to 3.0x, determined on an annual basis, beginning on December 31, 2024, which requirements were met as of December 31, 2024. Pursuant to the terms of the Facility Agreement, Meridian Serbia is prohibited from declaring a dividend or making any payment on Meridian Serbia’s share capital, repaying any debt to any of its shareholders, granting loans to any party, or making any payment to any affiliates, without the prior written consent of Unicredit Bank, to the extent any of the forgoing would exceed 6,000,000 Euros (approximately $6,460,000) in aggregate on an annual basis, provided that for 2024, such limit is increased by 20,000,000 Euros (approximately $21,500,000).

Events of default under the Facility Agreement include the failure to timely pay amounts thereunder when due, breaches by Meridian Serbia or us under the Facility Agreement or Guaranty, respectively, and/or other security agreements securing such documents, if Meridian Serbia’s accounts are blocked for more than 15 consecutive days, if Meridian Serbia fails to provide any required security pursuant to the terms of the Facility Agreement within 15 calendar days from the date of Unicredit Bank’s request, if 20% or more of Meridian Serbia’s assets are seized or impaired, by any judgment or order, if a liquidation or bankruptcy of Meridian Serbia occurs, the occurrence of a material adverse effect on Meridian Serbia, if a change of control of Meridian Serbia occurs, or Meridian Serbia’s failure to comply with the required net debt/EBITDA ratio.

If an event of default occurs under the Facility Agreement, Unicredit Bank can declare all amounts owed under the Facility Agreement immediately due and payable, prohibit the lending of any additional funds to Meridian Serbia, and charge the amount of default interest as is in compliance with applicable statutory regulations.

Amounts borrowed under the Facility Agreement are secured by a mortgage on substantially all of Meridian Serbian’s real estate; a pledge by Golden Matrix Group Beograd-Novi Beograd (“Golden Matrix Serbia”)(which is wholly-owned by the Company and which in turn owns 100% of Meridian Serbia) of all of the outstanding capital stock of Meridian Serbia; a pledge by the Company of all of its ownership in Golden Matrix Serbia; and an assignment of Meridian Serbia’s insurance policies. We also guaranteed the full amount owed to Unicredit Bank pursuant to our entry into a Guaranty Agreement.

If an event of default occurs under the Facility Agreement, the lender may enforce their guaranty, enforce their security interests, attempt to foreclose on our assets or securities or those of MeridianBet Group, which could force us to curtail certain of our assets or sell assets or operations to raise funding. As a result, our cash flows, assets and operations, may be materially affected and the value of our securities may decline in value.

Our Secured Convertible Note with the Investor is secured by a Security Agreement over substantially all of our assets and a pledge of the securities of certain of our subsidiaries.

On July 2, 2024, we entered into a Securities Purchase Agreement with Lind Global Asset Management VIII LLC, a Delaware limited partnership, pursuant to which the Company issued to the Investor a secured, two-year, interest free convertible promissory note in the principal amount of $12,000,000. As of December 31, 2024, the principal balance of the Secured Convertible Note was $9,600,000.

In connection with the issuance of the Secured Convertible Note, the Company entered into a Security Agreement with the Investor dated July 2, 2024, whereby the Company granted a security interest in, and pledges and assigns to the Investor over, all personal and fixture property of every kind and nature and all proceeds and products thereof of the Company, subject to the liens held by Unicredit Bank Serbia JSC Belgrade, to secure the payment and performance in full of all of the obligations of the Company to the Investor.

In addition, on July 2, 2024, we and the Investor entered into a Pledge Agreement pursuant to which the Company pledged to the Investor all of the Company’s rights, title and interest in and to all stock and other equity interests the Company owns in RKings Competitions Ltd. and GMG Assets Limited, its wholly-owned subsidiaries, to secure the repayment of the Note.

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After such time as the principal amount of the Secured Convertible Note is $6,000,000 or less and, so long as no event of default has occurred and is continuing, at the request of the Company, the Investor agreed to release its lien on its collateral under the Security Agreement and Pledge Agreement.

As a result of the above, the Investor, in the event of the occurrence of a default under the Secured Convertible Note may enforce its security interests over our assets and/or our subsidiaries which secure such obligations, may take control of our assets and operations, and/or force us to curtail or abandon certain of our current business plans and operations. If that were to happen, any investment in the Company (including, but not limited to any investment in our common stock) could lose value.

Because we have a limited operating history our future operations may not result in profitable operations.

Net income attributable to the Company decreased by $15,182,787, or 111%, to a net loss of $ $1,480,249 for the twelve months ended December 31, 2024, from net income of $13,702,538 for the twelve months ended December 31, 2023. Additionally, we don’t have a significant operating history upon which to base any assumption as to the likelihood that we will prove successful, and we may not be able to maintain profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail. Although we have generated net income in previous years, we have not generated net income in our most recent year, and we may not generate profitable operations in the future to ensure our continued growth.

We are required to make amortization payments of the amounts owed under the Secured Convertible Note upon the occurrence of certain events and we may not have sufficient cash to make such payments, if required.

Commencing September 20, 2024, we were required to begin paying the outstanding principal amount of the Note in 20 consecutive monthly payments of $600,000 each (all of which payments to date have been timely made), provided that between payment dates, the Investor (Lind Global Asset Management VIII LLC) may increase the Repayment Amount, to up to $1,000,000 by providing written notice to the Company with such payment to be due and payable within two days of the receipt of such notice, for up to two monthly payments while the Secured Convertible Note is outstanding. At the option of the Company, the monthly payment can be made in cash, shares of the common stock of the Company at a price based on 90% of the average five (5) lowest daily volume weighted average prices during the twenty (20) days prior to the payment date subject to a floor price of $1.75 per share, or a combination of cash and Repayment Shares, provided that if at the time the Repayment Share Price is deemed to be the Floor Price, then in addition to the Repayment Shares, the Company will pay the Investor an added amount of cash as determined pursuant to a formula contained in the Secured Convertible Note. In order for the Company to issue any Repayment Shares, the Repayment Shares must either be eligible for immediate resale under Rule 144 or be registered under the Securities Act. Any portion of a monthly payment being made in cash shall include a premium of five percent (5%) of such cash amount. As of December 31, 2024, the principal balance of the Secured Convertible Note was $9,600,000.

We may not have cash available to pay the required Repayment Amounts and the payment of the Repayment Amounts in shares of common stock may cause significant dilution to existing shareholders.

We face significant penalties if we fail to keep effective the required registration statement to register the resale of the shares of common stock issuable upon conversion of the Senior Secured Note and warrants.

The Company agreed to file a registration statement (with the Securities and Exchange Commission no later than sixty (60) days from July 1, 2024, covering the resale of all of the shares of common stock of the Company issuable to the Investor pursuant to the Secured Convertible Note and the Lind Warrant, which was timely filed and became effective on September 20, 2024. The Investor was also granted piggyback registration rights. Events of default include, but are not limited to, a payment default on any other indebtedness in excess of $500,000; failure to observe or perform any other covenant, condition or agreement contained in the Secured Convertible Note or any transaction documents; failure of the Company to instruct its transfer agent to issue unlegended share certificates; the Company’s shares are no longer publicly-traded or cease to be listed; if after six months, the shares are not available for immediate resale under Rule 144; and at any time after March 3, 2025, the Company’s market capitalization is below $250 million for ten consecutive days. Upon an event of default, subject to any applicable cure periods, the holder may demand that all or a portion of the outstanding principal amount be converted into shares of common stock of the Company at the lower of the conversion price and 80% of the average of the three lowest daily VWAPs during the 20 days prior to the delivery of the conversion notice, subject to the Floor Price, provided that if at the time of such demand the conversion price is deemed to be the Floor Price, then in addition, to the shares of common stock of the Company at the Floor Price, the Company will pay the holder an additional amount of cash as determined pursuant to a formula contained in the Secured Convertible Note. Upon the occurrence of an event of default as described in the Secured Convertible Note and subject to certain cure rights set forth therein, the holder may at any time at its option declare the Secured Convertible Note immediately due and payable, together with an additional 20% of the outstanding principal amount thereof.

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The failure to maintain the effectiveness of the Registration Statement could require us to pay significant penalties to the Investor and/or could reduce the conversion price of the Secured Convertible Note.

Risks Related to Our Business Operations and Industry

Economic downturns and adverse political and market conditions could adversely negatively affect the Company’s business, financial condition and results of operations.

The Company’s financial performance is subject to European, African, Central and South American, and Asian Pacific economic conditions and their impact on levels of spending by consumers and customers, particularly discretionary spending for entertainment, gaming and leisure activities. Demand for the Company’s products may also decline as a result of an economic downturn, or economic uncertainty in the Company’s key markets, particularly in Europe, Africa, Central and South America, Asia Pacific and Mexico. Economic recessions have had, and may continue to have, far reaching adverse consequences across industries, including the global entertainment and gaming industries, which may adversely affect the Company’s business and financial condition. There is currently substantial uncertainty about the strength of the European, African, and Central and South American economies, which may currently or in the near term be in a recession and have experienced rapid increases in uncertainty about the pace of potential recovery. A continued economic downturn or recession, or slowing or stalled recovery therefrom, may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

In addition, changes in general market, economic, and political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy and inflation, as are being currently experienced in certain countries, may reduce users’ disposable income. Any one of these changes could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Additionally, the Company’s business depends on the overall demand for gaming platforms, systems and gaming content and other technology offerings, and on the economic health of customers that benefit from the Company’s products. Economic downturns or unstable market conditions may cause customers to decrease their spending on the Company’s products and adversely affect the Company’s business, financial condition and results of operations (although sometimes, paradoxically, it has the opposite effect). Similarly, economic downturns could also decrease the amount of disposable income end-users have available for gaming platforms, systems and gaming content. Additionally, as described above, public health crises may disrupt the operations of the Company’s customers and partners for an unknown period of time, including as a result of travel restrictions and/or business shutdowns, all of which could negatively impact the Company’s business and results of operations, including cash flows.

Economic uncertainty may affect consumer purchases of discretionary items, which has affected and may continue to adversely affect demand for the Company’s products and services.

The Company’s products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors such as consumer confidence in future economic conditions, fears of recession and trade wars, the price of energy, fluctuating interest rates, the availability and cost of consumer credit, the availability and timing of government stimulus programs, levels of unemployment, inflation, and tax rates. As global economic conditions continue to be volatile or economic uncertainty remains, and with increasing inflation and interest rates, trends in consumer discretionary spending also remain unpredictable and subject to reductions as a result of significant increases in employment, financial market instability, and uncertainties about the future. Unfavorable economic conditions have led, and in the future may lead, consumers to reduce their spending on gaming products and services, which in turn leads to a decrease in the demand for the Company’s products and services. Consumer demand for the products and services of the Company may decline as a result of an economic downturn, or economic uncertainty. The Company’s sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on the Company’s business, results of operations, and financial condition.

In February 2022, an armed conflict escalated between Russia and Ukraine. The sanctions announced by the United States and other countries against Russia and Belarus following Russia’s invasion of Ukraine to date include restrictions on selling or importing goods, services, or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business, and financial organizations in Russia and Belarus. The United States and other countries could impose wider sanctions and take other actions should the conflict further escalate. Separately, in October 2023, Israel and certain Iranian-backed Palestinian forces began an armed conflict in Israel, the Gaza Strip, and surrounding areas. Although the Company does not currently, and does not plan to, do business in Russia, Belarus, Ukraine, or Israel, it is not possible to predict the broader consequences of these ongoing conflicts, which could include further sanctions, embargoes, regional instability, and geopolitical shifts. It is also not possible to predict with certainty these ongoing conflicts and additional adverse effects on existing macroeconomic conditions, consumer spending habits, currency exchange rates, and financial markets, all of which have impacted and could further impact the business, financial condition, and results of operations of the Company.

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Economic uncertainty may affect our access to capital and/or increase the costs of such capital.

Global economic conditions continue to be volatile and uncertain due to, among other things, consumer confidence in future economic conditions, fears of recession and trade wars, the price of energy, fluctuating interest rates, the availability and cost of consumer credit, the availability and timing of government stimulus programs, levels of unemployment, rates of inflation, tax rates, the ongoing conflict between the Ukraine and Russia and the war between Israel and Hamas. These conditions remain unpredictable and create uncertainties about our ability to raise capital in the future. In the event required capital becomes unavailable in the future, or more costly, it could have a material adverse effect on our business, results of operations, and financial condition.

A reduction in discretionary consumer spending, from an economic downturn or disruption of financial markets or other factors, could negatively impact the financial performance of the Company.

Gaming and other leisure activities that the Company and its customers offer represent discretionary expenditures and players’ participation in those activities may decline if discretionary consumer spending declines, including during economic downturns, when consumers generally earn less disposable income. Changes in discretionary consumer spending or consumer preferences are driven by factors beyond the Company’s control, such as:

•	perceived or actual general economic conditions;
•	fears of recession and changes in consumer confidence in the economy;
•	high energy, fuel and other commodity costs;
•	the potential for bank failures or other financial crises;
•	a soft job market;
•	an actual or perceived decrease in disposable consumer income and wealth;
•	increases in taxes, including gaming taxes or fees; and
•	terrorist attacks or other global events.

During periods of economic contraction, the Company’s revenues may decrease while most of the Company’s costs remain fixed and some costs even increase, resulting in decreased earnings.

The Company’s financial performance is, and will be, subject to European, African, Central and South American, Asian Pacific and Mexican economic conditions and their impact on levels of spending by consumers and customers, particularly discretionary spending for entertainment, gaming and leisure activities. Economic recessions may have adverse consequences across industries, including the global entertainment and gaming industries, which may adversely affect the Company’s business and financial condition. There is substantial uncertainty about the strength of the European, African, Central and South American, Asian Pacific and Mexican economies, which may currently or in the near term be in a recession and have experienced rapid increases in uncertainty about the pace of potential recovery. In addition, changes in general market, economic and political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy and inflation, as are being currently experienced, may reduce users’ disposable income.

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We believe that the Company’s business will continue to be resilient through a continued economic downturn or recession, or slowing or stalled recovery therefrom, and that the Company will have the liquidity to address the Company’s financial obligations and alleviate possible adverse effects on the Company’s business, financial condition, results of operations or prospects.

Global pandemics could in the future have an adverse impact on our revenue and results of operations.

Our business and operations have not to date been, but could in the future be, adversely affected by health epidemics and pandemics. However, economic recessions, including those brought on by epidemic or pandemic outbreaks may have a negative effect on the demand for our products, services and our operating results. The range of possible impacts on the Company’s business could include, but are not limited to: (i) changing demand for the Company’s products and services; (ii) the closure of, or reduction in the number of persons who may be present in, establishments using the Company’s technology (resulting in a decrease in demand for such technology); (iii) decreases in the amount of discretionary spending available to consumers and/or the amount such consumers are willing to spend; and (v) increasing contraction in the capital markets.

We believe that we have sufficient cash on hand, and the ability to raise additional funding, or borrow additional funding, as needed, to support our operations for the foreseeable future, except that we anticipate the need to raise capital to repay the $9,600,000 outstanding under the Secured Convertible Note as of December 31, 2024, the $20.2 million owed under the Facility Agreement as of December 31, 2024, and to pay certain post-closing amounts due in connection with the acquisition of the MeridianBet Group, as discussed in greater detail below under “The Company will likely need to raise funding to pay the post-closing obligations associated with the Meridian Purchase Agreement, the terms of which may not be favorable, may necessitate the payment of interest which otherwise would not need to be paid, and may cause dilution”; however, we will continue to evaluate our business operations based on new information as it becomes available and will make changes that we consider necessary in light of any new developments regarding pandemics and epidemics and its effect on the economy.

The Company’s planned Player2P gaming product is currently on hold and we may never move forward with such gaming product.

The Company has developed its own proprietary Peer-to-Peer E-sports gaming product. However, the launch of the Peer-to-Peer gaming product is currently on hold until further notice, so that the Company can focus on other projects. This product, if released, will be marketed as the Player2P Platform (“Player2P”). The Player2P brand, if released, will be focused solely on esports gambling and 18+ gaming (i.e., gaming by those 18 years of age and older). In the event we decide to move forward with the launch of Player2P, we may not receive regulatory approvals, we may be unable to launch Player2P in the U.S. or other jurisdictions, or such launch might be impractical, which would ultimately cause such product not to be successful. In the event we choose not to launch Player2P, the funds used by the Company to develop such game may be lost, which may have a material adverse effect on our results of operations and/or prospects, and ultimately the value of our securities.

The Company’s ongoing investments in new products, services, and technologies is inherently risky, and could divert management attention and harm the Company’s financial condition and operating results.

The Company has invested in new products, services, and technologies. Such investments ultimately may not be commercially viable or may not result in an adequate return of capital and, in pursuing new strategies, the entities may incur unanticipated liabilities. These endeavors may involve significant risks and uncertainties, including diversion of resources and management attention from then current operations. In addition, new and evolving products and services, raise technological, legal, regulatory, and other challenges, which may negatively affect the Company’s brand and demand for its products and services. Because all of these new ventures are inherently risky, no assurance can be given that such strategies and offerings will be successful and will not harm the reputation, financial condition, and operating results of the Company.

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The Company operates in a rapidly evolving industry and if it fails to successfully develop, market or sell new products or adopt new technology, it could materially adversely affect its results of operations and financial condition.

The Company competes in a market characterized by rapid technological advances, evolving standards in software technology and frequent new product introductions and enhancements that may render existing products and services obsolete. Competitors are continuously upgrading their product offerings with new features, functions and content. In order to remain competitive, the Company will need to continuously modify and enhance its technology platform and service offerings. The Company may not be able to respond to rapid technological changes in its industry. In addition, the introduction of new products or updated versions of existing products has inherent risks, including, but not limited to, risks concerning:

•	product quality, including the possibility of software defects, which could result in claims against us or the inability to sell our products;
•	the accuracy of our estimates of customer demand, and the fit of the new products and features with a customer’s needs;
•	the need to educate our personnel to work with the new products and features, which may strain our resources and lengthen sales;
•	market acceptance of initial product releases; and
•	competitor product introductions or regulatory changes that render our new products obsolete.

The Company may not be successful in creating new technology for its products in the future. The Company may encounter errors resulting from a significant rewrite of software code. In addition, as the Company transitions to newer technology platforms for its products, its customers may encounter difficulties in the upgrade process, which could cause the Company to lose revenue.

Developing, enhancing and localizing software is expensive, and the investment in product development may involve a long payback cycle. The Company’s future plans include additional investments in the development of the Company’s software and other intellectual property. We will need to continue to dedicate a significant amount of resources to development efforts to maintain our competitive position. However, the Company may not receive significant revenue from these investments for several years, if at all. In addition, as the Company or its competitors introduce new or enhanced products, the demand for the Company’s products, particularly older versions of the Company’s products may decline.

The Company relies on third-party providers to validate the identity and identify the location of users, and if such providers fail to perform adequately or provide accurate information or we do not maintain business relationships with them, the business, financial condition and results of operations of the Company could be adversely affected.

There is no guarantee that the third-party geolocation and identity verification systems that the Company relies on will perform adequately, or be effective. The Company relies on geolocation and identity verification systems to ensure that we are in compliance with certain applicable laws and regulations, and any service disruption to those systems would prohibit us from operating and adversely affect our business. Additionally, incorrect or misleading geolocation and identity verification data with respect to current or potential users received from third-party service providers may result in them inadvertently allowing access to our product offerings to individuals who should not be permitted to access them, or otherwise inadvertently denying access to individuals who should be able to access such product offerings, in each case based on an inaccurate identity or geographic location determination. Their third-party geolocation service providers rely on their ability to obtain information necessary to determine geolocation from mobile devices, operating systems, and other sources. Changes, disruptions or temporary or permanent failure to access such sources by their third-party service providers may result in the inability of the Company to accurately determine the location of users. Moreover, our inability to maintain existing contracts with third-party service providers, or to replace them with equivalent third parties, may result in their inability to access geolocation and identity verification data necessary for our day-to-day operations. If any of these risks materialize, the Company may be subject to disciplinary action, fines or lawsuits, may lose licenses, and our business, financial condition and results of operations could be adversely affected.

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The Company relies on third-party payment processors to process deposits and withdrawals made by users, and if they cannot manage their relationships with such third parties and other payment-related risks, their business, financial condition and results of operations could be adversely affected.

The Company relies on a limited number of third-party payment processors to process deposits and withdrawals made by users. If any of their third-party payment processors terminates their relationship or refuses to renew their agreements on commercially reasonable terms, the Company would need to find an alternate payment processor, and may not be able to secure similar terms or replace such payment processor in an acceptable time frame. Further, the software and services provided by our third-party payment processors may not meet the expectations of the Company, may contain errors or vulnerabilities, may be compromised or experience outages. Any of these risks could cause the Company to lose its ability to accept online payments or other payment transactions or make timely payments to its users, any of which could make their technology less trustworthy and convenient and adversely affect its ability to attract and retain users, or comply with applicable laws and regulations.

Nearly all of the Company’s payments are made by credit card, debit card or through other third-party payment services, which subjects it to certain regulations and the risk of fraud. They may in the future offer new payment options to users that may be subject to additional regulations and risks. We are also subject to a number of other laws and regulations relating to the payments that we accept from users, including with respect to money laundering, money transfers, privacy and information security. If we fail to comply with applicable rules and regulations, we may be subject to civil or criminal penalties, fines and/or higher transaction fees and may lose our ability to accept online payments or other payment card transactions, which could make our product offerings less convenient and attractive to users. If any of these events were to occur, the business, financial condition and results of operations of the Company could be adversely affected. Additionally, we may be subject to fines or penalties for failing to comply with applicable rules and regulations which could include criminal and civil proceedings, forfeiture of significant assets or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny.

A significant amount of our revenues come from a limited number of customers for the resale of our gaming content, and if we were to lose any of those customers, our results of operations could be adversely affected.

At the present time, we are dependent on a limited number of customers for the resale of our gaming content. The Company’s major revenues of reselling for the year ended December 31, 2024, were from four customers. As a result, in the event such customers do not pay us amounts owed, terminate work in progress, or we are unable to find new customers moving forward, it could have a materially adverse effect on our results of operations and could force us to curtail or abandon our current business operations.

If the Company is not able to compete effectively against companies with greater resources, the Company’s prospects for future success will be jeopardized.

The gaming platforms, systems and gaming content industries are highly competitive. The Company competes with numerous local competitors for such services. Many of the Company’s competitors are larger, more established companies with greater resources to devote to marketing, as well as greater brand recognition. Moreover, if one or more of the Company’s competitors or suppliers were to merge, the change in the competitive landscape could adversely affect the Company’s competitive position. If we do not compete effectively, the Company’s net sales, margins, and profitability and the Company’s future prospects for success may be harmed.

The Company’s ongoing investments in new products, services, and technologies is inherently risky, and could divert management attention and harm the Company’s financial condition and operating results.

The Company has invested in new products, services, and technologies. Such investments ultimately may not be commercially viable or may not result in an adequate return of capital and, in pursuing new strategies, the entities may incur unanticipated liabilities. These endeavors may involve significant risks and uncertainties, including diversion of resources and management attention from then current operations. In addition, new and evolving products and services, raise technological, legal, regulatory, and other challenges, which may negatively affect the Company’s brand and demand for its products and services. Because all of these new ventures are inherently risky, no assurance can be given that such strategies and offerings will be successful and will not harm the reputation, financial condition, and operating results of the Company.

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In the past we have been affected by, and in the future, we may be affected by, unauthorized transfers, withdrawals, wires, charges, checks and payments, from our bank accounts and service providers.

In August 2021, we first became aware of certain Automated Clearing House (ACH) transfers that were erroneously posted to the Company’s bank account. The Company first notified Citibank of ACH transfers that were erroneously posted to the account. Overall, $729,505 of ACH transactions had posted to the Company’s accounts that were not authorized. Citibank immediately acknowledged the error under the Electronic Fund Transfer Act of 1978 (EFTA) and, as of the date of this report, had reimbursed $695,590. The remaining $33,915 was written off as a bad debt expense.

Additionally, during September 2024, the Company, through RKings, experienced unauthorized charges on its Facebook account totaling $382,368. These charges have been recorded as Other Current Assets on the balance sheet, pending resolution. Facebook has committed to fully refund the unauthorized amounts. The Company will adjust this balance upon receipt of the refund. As of the date of this report, the full amount has been refunded.

While these unauthorized transfers and charges were for the most part remedied quickly, and we believe that our liability and exposure to such transfers is minimal as a result of the EFTA, future unauthorized transfers, withdrawals, wires, checks and payments, from our bank accounts could have a material adverse effect on our cash flows and results of operations and result in material losses. The risk of such losses and unauthorized transactions may also be exacerbated by potential ineffective controls and procedures relating to the safeguarding of our account information.

The online gaming industry is highly competitive, and if the Company fails to compete effectively, it could experience price reductions, reduced margins or loss of revenues.

The online gaming industry is highly competitive. A number of companies offer products and services that are similar to the Company’s products and services and target the same markets as the Company. Certain of the Company’s current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, broader or more integrated product offerings, larger technical staffs and a larger installed customer base than it does. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, develop superior products, and devote greater resources to the development, promotion and sale of the Company’s products than the Company can.

Because of the rapid growth of the gaming industry, and the relatively low capital barriers to entry in the software industry, the Company expects additional competition from other established and emerging companies. Additionally, the Company’s competitors could combine or merge to become more formidable competitors or may adapt more quickly than we can to new technologies, evolving industry trends and changing customer requirements. If we fail to compete effectively, (a) we could be compelled to reduce prices in order to be competitive, which could reduce margins, or (b) we would lose market share, any of which could materially adversely affect the Company’s strategy, the Company’s business, results of operations and financial condition.

Competition within the global entertainment and gaming industries is intense and our existing and future offerings may not be able to compete against other competing forms of entertainment such as television, movies and sporting events, as well as other entertainment and gaming options on the Internet. If our offerings do not continue to be popular, our business could be harmed.

We operate in the global entertainment and gaming industries. The users of our offerings face a vast array of entertainment choices. Other forms of entertainment, such as television, movies, sporting events and in-person casinos, are more well established and may be perceived by our users to offer greater variety, affordability, interactivity and enjoyment. Our products compete with these other forms of entertainment for the discretionary time and income of end users. If we are unable to sustain sufficient interest in our products and offerings in comparison to other forms of entertainment, including new forms of entertainment, our business model may not continue to be viable.

We face the risk of fraud, theft, and cheating.

We face the risk that third-parties, employees or consultants may attempt or commit fraud or theft or cheat using our products. Such risks include backdoors, nefarious code and other efforts. Failure to discover such acts or schemes in a timely manner could result in losses in our operations and those of our customers. Negative publicity related to such acts or schemes could have an adverse effect on our reputation, potentially causing a material adverse effect on our business.

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MeridianBet Group’s operations are subject to potential future disruptions from military activities, skirmishes, coups, terrorist activities and wars, in the Balkans.

The Balkans are a geographical area located in southeastern Europe including Albania, Bosnia and Herzegovina, Bulgaria, Greece, Kosovo, Montenegro, North Macedonia, European Turkey, and large parts of Croatia and Serbia. Sometimes the term also includes Romania and southern parts of Slovenia. A significant portion of the operations of MeridianBet Group, are located in the Balkans (particularly revenues earned by Meridian Serbia and Meridian Montenegro). The Balkans have historically been the subject of numerous wars and skirmishes, including in the 1990s – in Croatia, Bosnia and Herzegovina, Serbia, Montenegro, Slovenia, Macedonia and Kosovo, and in the 2000s – in Macedonia. While the area has seen significantly more peace in recent years, ethnic and political tensions still exist in the region and future wars, skirmishes, coups, terrorist activities and political tensions, may create unrest, result in public services or utilities becoming unavailable, result in the unavailability of electricity or internet connectivity, and/or create damage to, the inability of MeridianBet Group to use or operate, its facilities. In recent years, for example, there have been increasing tensions between Serbia and its neighbors, including Montenegro and the disputed territory of Kosovo (the final status of which remains unsettled). Any of the above may have a material adverse effect on the results of operations and cash flows of the Company; result in significant losses, which may not be insured; and/or prevent certain subsidiaries of the Company from operating for prolonged periods of time.

We face cyber security risks that could result in damage to our reputation and/or subject us to fines, payment of damages, lawsuits and restrictions on our use of data.

Our information systems and data, including those we maintain with our third-party service providers, may be subject to cyber security breaches in the future. Computer programmers and hackers may be able to penetrate our network security and misappropriate, copy or pirate our confidential information or that of third parties, create system disruptions or cause interruptions or shutdowns of our internal systems and services. Our website may become subject to denial-of-service attacks, where a website is bombarded with information requests eventually causing the website to overload, resulting in a delay or disruption of service. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. Also, there is a growing trend of advanced persistent threats being launched by organized and coordinated groups against corporate networks to breach security for malicious purposes.

The techniques used to obtain unauthorized, improper, or illegal access to our systems, our data or customers’ data, disable or degrade service, or sabotage systems are constantly evolving and have become increasingly complex and sophisticated, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched. Although we have developed systems and processes designed to protect our data and customer data and to prevent data loss and other security breaches and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security.

Disruptions in the availability of our computer systems, through cyber-attacks or otherwise, could damage our computer or telecommunications systems, impact our ability to service our customers, adversely affect our operations and the results of operations, and have an adverse effect on our reputation. The costs to us to eliminate or alleviate security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and the efforts to address these problems could result in interruptions, delays, cessation of service and loss of existing or potential customers and may impede our sales, distribution and other critical functions. We may also be subject to regulatory penalties and litigation by customers and other parties whose information has been compromised, all of which could have a material adverse effect on our business, results of operations and cash flows.

Our technology, systems and infrastructure have previously experienced, and may in the future, experience, a disruption in service, failure or a loss of data, which have in the past, and may in the future, cause financial and reputational harm to our business.

Our technology, systems and infrastructure have previously experienced, and may in the future, experience, a disruption in service. For example, during 2023, Golden Matrix experienced a decrease in its gross profit margin which was partially due to a decrease in gross profit margin in our B2C segment. This was mainly due to a decrease in sales of prize competition tickets caused by unforeseen technology challenges and failures that led to certain compromised ticket sales for large competitions and hence a reduced profit margin in the RKings’ business. The systems have now been upgraded and modified to cater to the large simultaneous demands placed on the system and the Company is confident that this instability and failure will not reoccur; however, future disruptions or issues may be material in the future.

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A failure or inability of our technology, systems or infrastructure, including through a disruption in the services, has in the past, and could in the future, result in financial or reputational harm to our business. Moreover, the risk of reputational harm may be magnified and/or distorted through the rapid dissemination of information over the Internet, including through news articles, blogs, chat rooms, and social media sites. This may affect our ability to retain clients and attract new business.

The effects of the above may result in a material adverse effect on our operations, cash flow, future prospects and the value of our securities.

Systems failures and resulting interruptions in the availability of our websites, applications, products, or services could harm our business.

Our systems may experience service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, human error, earthquakes, hurricanes, floods, fires, and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other events. Some of our systems are not fully redundant, and our disaster recovery planning may not be sufficient for all eventualities.

A prolonged interruption in the availability or reduction in the availability, speed, or functionality of our products and services will result in a loss of revenue and could materially harm our business. Frequent or persistent interruptions in our services could cause current or potential customers to believe that our systems are unreliable, leading them to switch to our competitors or to avoid or reduce the use of our products and services, and could permanently harm our reputation and brands. Moreover, if any system failure or similar event results in damages to our customers or their business partners, these customers or partners could seek significant compensation or contractual penalties from us for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for us to address.

The full-time availability and expeditious delivery of our products and services is a critical part of our offerings to our consumers. We continually refine our technology, implementing system upgrades. Despite network security, disaster recovery and systems management measures in place, we may encounter unexpected general systems outages or failures that may affect our ability to conduct development activities, provide maintenance services for our products, manage our contractual arrangements, accurately and efficiently maintain our books and records, record our transactions, provide critical information to our management and prepare our consolidated financial statements. Additionally, these unexpected systems outages or failures may require additional personnel and financial resources, disrupt our business or cause delays in the reporting of our financial results. We may also be required to modify, enhance, upgrade or implement new systems, procedures and controls to reflect changes in our business or technological advancements, which could cause us to incur additional costs and require additional management attention, placing burdens on our internal resources.

We also rely on facilities, components, and services supplied by third parties, including data center facilities and cloud storage services. If these third parties cease to provide the facilities or services, experience operational interference or disruptions, breach their agreements with us, fail to perform their obligations and meet our expectations, or experience a cybersecurity incident, our operations could be disrupted or otherwise negatively affected, which could result in customer dissatisfaction and damage to our reputation and brands, and materially and adversely affect our business. We do not carry business interruption insurance sufficient to compensate us for all losses that may result from interruptions in our service as a result of systems failures and similar events.

There may be losses or unauthorized access to or releases of confidential information, including personally identifiable information, that could subject the Company to significant reputational, financial, legal and operational consequences.

The Company’s business requires it to use, transmit and store confidential information including, among other things, personally identifiable information (“PII”) with respect to the Company’s customers and employees. The Company devotes significant resources to network and data security, including through the use of encryption and other security measures intended to protect its systems and data. But these measures cannot provide absolute security, and losses or unauthorized access to or releases of confidential information occur and could materially adversely affect the Company’s reputation, financial condition and operating results. The Company’s business also requires it to share confidential information with third parties. Although the Company takes steps to secure confidential information that is provided to third parties, such measures are not always effective and losses or unauthorized access to or releases of confidential information occur and could materially adversely affect the Company’s reputation, financial condition and operating results.

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For example, the Company may experience a security breach impacting the Company’s information technology systems that compromises the confidentiality, integrity or availability of confidential information. Such an incident could, among other things, impair the Company’s ability to attract and retain customers for its products and services, impact the Company’s stock price, materially damage supplier relationships, and expose the Company to litigation or government investigations, which could result in penalties, fines or judgments against the Company.

The Company has implemented systems and processes intended to secure its information technology systems and prevent unauthorized access to or loss of sensitive data. As with all companies, these security measures may not be sufficient for all eventualities and may be vulnerable to hacking, employee error, malfeasance, system error, faulty password management or other irregularities. In addition to the risks relating to general confidential information described above, the Company is also subject to specific obligations relating to payment card data. Under payment card rules and obligations, if cardholder information is potentially compromised, the Company could be liable for associated investigatory expenses and could also incur significant fees or fines if the Company fails to follow payment card industry data security standards. The Company could also experience a significant increase in payment card transaction costs or lose the ability to process payment cards if it fails to follow payment card industry data security standards, which would materially adversely affect the Company’s reputation, financial condition and operating results.

Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, bank closures or FDIC takeovers, could adversely affect our business, financial condition or results of operations.

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Although we assess our banking and customer relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements could be significantly impaired by factors that affect us, the financial services industry or economy in general, in the future. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, including, but not limited to bank closures, or concerns or negative expectations about the prospects for companies in the financial services industry.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, make it more costly or difficult to complete acquisitions, or make it harder or more costly for us to borrow additional funding in the future. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our business, financial condition or results of operations.

We have business operations located in non-U.S. countries which subject us to additional costs and risks that could adversely affect our operating results.

All of the operations of the Company take place outside of the U.S. Compliance with international laws and regulations that apply to their international operations likely involves some cost savings (e.g., compliance in an African country may cost less than U.S. compliance), while involving cost increases in other respects. However, our ultimate goal is to move into regulated U.S. markets in the future. As a result of our international operations, we are subject to, and will be subject to, a variety of risks and challenges in managing an organization operating in various countries, including those related to:

•	challenges caused by distance as well as language and cultural differences;
•	general economic conditions in each country or region;
•	regulatory changes;
•	political unrest, terrorism and the potential for other hostilities;
•	public health risks, particularly in areas in which we have significant operations;
•	longer payment cycles and difficulties in collecting accounts receivable;
•	difficulties in transferring funds from certain countries;
•	laws such as the UK Bribery Act 2010 and the U.S. Foreign Corrupt Practices Act, and local laws which also prohibit corrupt payments to governmental officials; and
•	reduced protection for intellectual property rights in some countries.

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If we are unable to expand or adequately staff and manage our existing development operations located outside of the U.S., we may not realize, in whole or in part, the anticipated benefits from these initiatives (including lower development expenses), which in turn could materially adversely affect our business, financial condition, and results of operations.

Other than Slovenia and Croatia, none of the Balkan nations have been offered membership in the European Union. However, Serbia was granted formal “EU candidate status” in 2012 and has been in formal accession negotiations since 2014. If Serbia were to join the European Union, the costs entailed in complying with newly-applicable European regulations could be significant and that could in turn materially adversely affect the Company’s business, financial condition, and results of operations.

Because certain of our executive officers and directors live outside of the United States, you may have no effective recourse against them for misconduct and may not be able to enforce judgment and civil liabilities against them. Investors may not be able to receive compensation for damages to the value of their investment caused by wrongful actions by certain of our directors and officers.

Our Chief Executive Officer and Chief Operating Officer and certain of our directors currently live outside of the United States and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against our officers and directors who live outside of the United States or obtain judgments against them outside of the United States that are predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Our results of operations may be adversely affected by fluctuations in currency values.

The Company receives revenues and pays expenses in currencies other than the U.S. dollar, including Serbian Dinar (RSD), European Union Euros (EUR), British Pound Sterling (GBP), Mexican Peso, Bosnia-Herzegovina Convertible Mark (BAM), Peruvian Sol (PEN), and Tanzanian Shilling (TZS). Changes in the value of the currencies we receive revenues and pay expenses in, versus each other, and the U.S. dollar, could result in an adverse charge being recorded to the Company’s income statement. Our currency remeasurement gains and losses are charged against earnings in the period incurred.

The Company depends on the services of key personnel to execute its business strategy. If it loses the services of its key personnel or we are unable to attract and retain other qualified personnel, we may be unable to operate our business effectively.

We believe that the future success of the Company will depend on the services of a number of key management and operating personnel. Some of these key employees have strong relationships with our customers and our business may be harmed if these employees leave. In addition, the ability of the Company to manage growth depends, in part, on our ability to identify, hire and retain additional qualified employees. The Company faces intense competition for qualified individuals from numerous technologies, software and service companies. If we are unsuccessful in attracting and retaining these key management and operating personnel, our ability to operate our business effectively could be negatively impacted and our business, operating results and financial condition would be materially adversely affected.

We rely on third party cloud services and such providers or services have in the past, and may in the future, encounter technical problems and service interruptions.

The Company hosts its services on a combination of proprietary and cloud servers. Such servers have in the past and may in the future experience slower response times or interruptions as a result of increased traffic or other reasons. The Company does not have control over the operations of the facilities or infrastructure of the third-party service providers that they use. Such third parties’ facilities are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages and similar events or acts of misconduct. The continuing and uninterrupted performance of the Company’s platform will be critical to our success. The Company has experienced, and in the future may experience, interruptions, delays and outages in service and availability from these third-party service providers from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. In addition, any changes in these third parties’ service levels may adversely affect our ability to meet the requirements of the Company’s users. Since our platform’s continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our offerings. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as the Company expands, and the usage of our offerings increases. Any negative publicity arising from these disruptions could harm our reputation and brand and may adversely affect the usage of our offerings. Any of the above circumstances or events may harm our reputation, reduce the availability or usage of our platform, lead to a significant loss of revenue, increase our costs, and impair our ability to attract new customers, any of which could adversely affect our business, financial condition, and results of operations.

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Our operations rely heavily on an uninterrupted supply of electrical power.

Any unscheduled disruption in the supply of electrical power to the Company, our customers or our service providers, or the Internet in general, could result in an immediate, and possibly substantial, loss of revenues due to a shutdown of our operations, those of our customers or service providers. In the event such electrical power was to be out for a prolonged period of time, it could prevent the Company from generating revenues, result in a decrease in demand for our services or result in lawsuits or other litigation against us.

Our business is vulnerable to changing economic conditions and to other factors that adversely affect the industries in which we operate.

The demand for entertainment and leisure activities tends to be highly sensitive to changes in consumers’ disposable income, and thus can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond the control of the Company. Unfavorable changes in general economic conditions, including recessions, economic slowdown, sustained high levels of unemployment, and increasing fuel or transportation costs, may reduce customers’ disposable income or result in fewer individuals visiting casinos, whether land-based or online, or otherwise engaging in entertainment and leisure activities, including gaming. As a result, the Company cannot ensure that demand for our products or services will remain constant. Continued or renewed adverse developments affecting economies throughout the world, including a general tightening of availability of credit, decreased liquidity in many financial markets, increasing interest rates, increasing energy costs, acts of war or terrorism, transportation disruptions, natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, could lead to a further reduction in discretionary spending on leisure activities, such as gaming. Any significant or prolonged decrease in consumer spending on entertainment or leisure activities could reduce the Company’s cash flows and revenues. If the Company experiences a significant unexpected decrease in demand for its products, we could incur losses.

The Company’s results of operations could be affected by natural events in the locations in which we operate or where our customers or service providers operate and we do not currently have insurance in place to mitigate such risks.

The Company, its customers and service providers have, and will have, operations in locations subject to natural occurrences such as severe weather and other geological events, including hurricanes, earthquakes, or floods that could disrupt operations. Any serious disruption at any of our facilities or the facilities of our customers or service providers due to a natural disaster could have a material adverse effect on our revenues and increase our costs and expenses. If there is a natural disaster or other serious disruption at any of our facilities, it could cause a significant disruption to our operations, cause us to incur significant costs to relocate or re-establish these functions and negatively impact our operating results. While we intend to seek insurance against certain business interruption risks, the Company does not currently have any insurance in place and any eventual insurance may not adequately compensate us for any losses incurred as a result of natural or other disasters. In addition, any natural disaster that results in a prolonged disruption to the operations of customers or suppliers may adversely affect our business, results of operations or financial condition.

Our insurance coverage may not be adequate to cover all possible losses that we could suffer, and our insurance costs may increase.

The Company has insurance policies with coverage features and insured limits that it believes are customary in their breadth and scope. However, in the event of a substantial loss, the insurance coverage that the Company carries may not be sufficient to pay the full market value or replacement cost of its lost investment or could result in certain losses being totally uninsured. Market forces beyond our control may limit the scope of the insurance coverage we can obtain in the future or our ability to obtain coverage at reasonable rates, including officer and director insurance, which the Company may be unable to obtain on favorable terms, if at all. Certain catastrophic losses may be uninsurable or too expensive to justify obtaining insurance. As a result, if the Company were to suffer such a catastrophic loss it could have a material adverse effect on the operations of, and prospects of, the Company and we may not be successful in obtaining future insurance without increases in cost or decreases in coverage levels.

There is a risk that the Company’s network systems will be unable to meet the growing demand for its online products.

The growth of internet usage has caused frequent interruptions and delays in processing and transmitting data over the internet. There can be no assurance that the internet infrastructure or the network systems of the Company will be able to meet the demand placed on them by the continued growth of the internet, the overall online gaming and interactive entertainment industry and their customers.

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The internet’s viability as a medium for products and services offered by us could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the internet as a viable channel.

End-users of our products and services will depend on internet service providers and our system infrastructure (or those of their licensed partners) for access to us or their licensees’ products and services. Many of these services have experienced service outages in the past and could experience service outages, delays, and other difficulties due to system failures, stability, or interruption.

Malfunctions of third-party communications infrastructure, hardware and software expose us to a variety of risks we cannot control.

The business of the Company depends upon the capacity, reliability and security of the infrastructure owned by third parties over which the Company’s offerings are deployed. The Company has no control over the operation, quality, or maintenance of a significant portion of that infrastructure or whether or not those third parties will upgrade or improve their equipment. The Company instead depends on these companies to maintain the operational integrity of their connections. If one or more of these companies is unable or unwilling to supply or expand their levels of service in the future, the operations of the Company could be adversely impacted. Also, to the extent the number of users of networks utilizing the Company’s future products and services suddenly increases, the technology platform and secure hosting services which will be required to accommodate a higher volume of traffic may result in slower response times or service interruptions. System interruptions or increases in response time could result in a loss of potential or existing users and, if sustained or repeated, could reduce the appeal of the networks to users. In addition, users depend on real-time communications; outages caused by increased traffic could result in delays and system failures. These types of occurrences could cause users to perceive that the products and services of the Company do not function properly and could therefore adversely affect the Company’s ability to attract and retain licensees, strategic partners, and customers.

The operations of the Company are seasonal.

Like many businesses in the gaming and betting industry, the Company experiences a degree of seasonality in its operations. In particular, our sports betting segment can be affected by the annual sports calendar. The months of late June and the first week of July tend to have less sports betting activity in certain markets due to a decline in major sporting events during this period. This is because many prominent sports leagues, such as football (soccer) and basketball, conclude their seasons in the late spring, and there’s often a pause before other significant sporting events begin in mid-July and early October, respectively. This is less significant in certain sports such as football (soccer), where the Northern Hemisphere’s summer often includes major international events such as the World Cup, European Cup, and Olympic games, during certain years when they occur. It is also mitigated by the Company’s other revenue streams.

Risks Related to Regulation

Our products are generally part of new and evolving industries, which presents significant uncertainty and business risks.

The gaming platforms, systems and gaming content industries are relatively new and continue to evolve. Whether these industries grow and whether their business will ultimately succeed, will be affected by, among other things, mobile platforms, legal and regulatory developments (such as passing new laws or regulations or extending existing laws or regulations to online gaming and related activities), taxation of gaming activities, data and information privacy and payment processing laws and regulations, and other factors that are unable to be predicted and which are beyond the control of the Company.

Given the dynamic evolution of these industries, it can be difficult to plan strategically, including as it relates to product launches in new or existing jurisdictions which may be delayed or denied, and it is possible that competitors will be more successful than the Company is at adapting to change and pursuing business opportunities. Additionally, as the online gaming industry advances, including with respect to regulation in new and existing jurisdictions, the Company may become subject to additional compliance-related costs, including regulatory infractions, licensing, and taxes. If our product offerings do not obtain popularity or maintain popularity, or if we fail to grow in a manner that meets our expectations, or if we cannot offer product offerings in particular jurisdictions that may be material to our business, then our results of operations and financial condition could be harmed.

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Additionally, possible future changes in governmental regulations pose material risks to the Company. These changes may include amendments to existing rules or the introduction of new ones, shifts in regulatory focus or policy, or changes in the enforcement or interpretation of current rules and policies. These could lead to increased compliance costs, restrictions or prohibitions on current operations, or required alterations to the way the Company’s services are offered or marketed, any of which may result in a material adverse effect on the results of operations and financial condition of the Company.

Changes in the UK government’s or the Republic of Ireland’s rules relating to gaming could have a material negative impact on our business.

RKings is not currently subject to the UK government’s or The Republic of Ireland’s rules relating to gaming, as it is a skill game whereby the prize competitions require entrants to demonstrate sufficient skill, knowledge, or judgment to have a chance of winning and participants are provided with a route to free entry to the prize competitions as required by UK law. We refer to these as “pay to enter prize competitions”.  Future changes to such rules and regulations could require RKings and its operations to be subject to such rules and requirements, which could result in significant expenses, or potentially force us to change or abandon such current operations, and/or could result in significant fines and penalties.

We are subject to various laws relating to trade, export controls, and foreign corrupt practices, the violation of which could adversely affect our operations, reputation, business, prospects, operating results and financial condition.

The Company is subject to risks associated with doing business outside of the United States, including exposure to complex foreign and U.S. regulations such as the Foreign Corrupt Practices Act (the “FCPA”), notwithstanding a current freeze on enforcement of such FCPA at the direction of President Trump,  and other anti-corruption laws which generally prohibit U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions and other penalties. It may be difficult to oversee the conduct of any contractors, third party partners, representatives or agents who are not their employees, potentially exposing the Company to greater risk from their actions. If our employees or agents fail to comply with applicable laws or company policies governing their international operations, the Company may face legal proceedings and actions which could result in civil penalties, administration actions and criminal sanctions. Any determination that the Company has violated any anti-corruption laws could have a material adverse impact on our businesses. Changes in trade sanctions laws may restrict their business practices, including cessation of business activities in sanctioned countries or with sanctioned entities.

Violations of these laws and regulations could result in significant fines, criminal sanctions against the Company, its officers or employees, requirements to obtain export licenses, disgorgement of profits, cessation of business activities in sanctioned countries, prohibitions on the conduct of their businesses and their inability to market and sell or offer the Company’s products or services in one or more countries. Additionally, any such violations could materially damage the Company’s reputation, brand, international expansion efforts, ability to attract and retain employees and the Company’s business, prospects, operating results and financial condition.

The Company also has to deal with significant amounts of cash in their operations and are, and will be, subject to various reporting and anti-money laundering regulations. Any violation of anti-money laundering laws or regulations could have a material adverse impact on their business.

The Company’s ability to operate in the U.S. is currently, and may continue to be, limited.

According to actionnetwork.com, as of February 25, 2024, sports betting is legal in 37 states (including the District of Columbia). As a result, we believe that the current U.S. market for the Company’s products and services is robust and the Company hopes that more U.S. states will pass laws in the upcoming years to legalize more forms of online gambling. While the Company has engaged specialist legal counsel to assist with understanding the compliance requirements of U.S. gaming legislation and potentially submitting an application for a U.S. gaming license, the Company anticipates the majority of its revenues coming from the UK, Asia, South America, Europe, Africa, and Latin America.

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In the event that more U.S. states do not adopt more favorable online gaming laws in the future, the federal government prohibits online gaming, or the current states that allow for online gaming change or restrict their current laws, it could have a material adverse effect on the Company’s ability to generate revenues and operate in the U.S., which could cause the value of its securities to decline in value or become worthless.

Failure to comply with regulatory requirements in a particular jurisdiction, or the failure to successfully obtain a license or permit applied for in a particular jurisdiction, could impact our ability to comply with licensing and regulatory requirements in other jurisdictions, or could cause the rejection of license applications or cancelation of existing licenses in other jurisdictions.

Compliance with the various regulations applicable to online gaming is costly and time-consuming. Regulatory authorities at the federal, state and local levels (both in the U.S. and in foreign jurisdictions) have broad powers with respect to the regulation and licensing of real money online gaming operations and may revoke, suspend, condition or limit the licenses of the Company, or those of our customers, impose substantial fines on us or our customers, and take other actions, any one of which could have a material adverse effect on our business, financial condition, results of operations and prospects. These laws and regulations are dynamic and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current laws or regulations or enact new laws and regulations regarding these matters. The Company strives to comply with all applicable laws and regulations relating to its business. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules. Non-compliance with any such law or regulations could expose the Company or its customers to claims, proceedings, litigation and investigations by private parties and regulatory authorities, as well as substantial fines and negative publicity, each of which may materially and adversely affect the business of the Company and/or those of our customers.

The gaming licenses of the Company, or its customers could be revoked, suspended or conditioned at any time. The loss of a license in one jurisdiction could trigger the loss of a license or affect our (or our customer’s) eligibility for such a license in another jurisdiction, and any of such losses, or potential for such loss, could cause the Company to cease offering some or all of its offerings in the impacted jurisdictions or cause any of its customers to cease offering their products in those jurisdictions. The Company and its customers may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process, which could adversely affect its operations or those of its customers. The delay or failure to obtain or maintain licenses by the Company in any jurisdiction may prevent it from distributing its offerings, increasing its customer base and/or generating revenues. The Company may not be able to obtain and maintain the licenses and related approvals necessary to conduct its operations. Any failure by the Company or its customers to maintain or renew existing licenses, registrations, permits or approvals could have a material adverse effect on the business, financial condition, results of operations and prospects of the Company.

Our product offerings must be approved in most regulated jurisdictions in which they are offered; this process cannot be assured or guaranteed.

If the Company fails to obtain necessary gaming licenses in a given jurisdiction, we would likely be prohibited from distributing and providing our product offerings in that particular jurisdiction. If we fail to seek, do not receive, or receive a suspension or revocation of a license in a particular jurisdiction for our product offerings (including any related technology and software) then we cannot offer the same in that jurisdiction and our gaming licenses in other jurisdictions may be impacted. Furthermore, some jurisdictions require license holders to obtain government approval before engaging in some transactions. We may not be able to obtain all necessary licenses in a timely manner, or at all. Delays in regulatory approvals or failure to obtain such approvals may also serve as a barrier to entry to the market for our product offerings. If the Company is unable to overcome the barriers to entry, it will materially affect our results of operations and future prospects.

To the extent new online gaming jurisdictions are established or expanded, the Company cannot guarantee it will be successful in penetrating such new jurisdictions or expanding its business or customer base in line with the growth of existing jurisdictions. As the Company directly or indirectly enters into new markets, it may encounter legal, regulatory and political challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new market opportunity. If the Company is unable to effectively develop and operate directly or indirectly within these new markets or if its competitors are able to successfully penetrate geographic markets that it cannot access or where it faces other restrictions, then the Company’s business, operating results and financial condition could be impaired. The failure of the Company to obtain or maintain the necessary regulatory approvals in jurisdictions, whether individually or collectively, would have a material adverse effect on its business.

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Legislative and regulatory changes could negatively affect our business and the business of our customers.

Legislative and regulatory changes may affect demand for or place limitations on the placement of the products of the Company. Such changes could affect the Company in a variety of ways. Legislation or regulation may introduce limitations on their products or opportunities for the use of our products and could foster competitive products or solutions at our or our customers’ expense. Our business will likely also suffer if our products become obsolete due to changes in laws or the regulatory framework. Moreover, legislation to prohibit, limit or add burdens to our business may be introduced in the future in jurisdictions where gaming has been legalized. In addition, from time to time, legislators and special interest groups have proposed legislation that would expand, restrict or prevent gaming operations or which may otherwise adversely impact our operations in the jurisdictions in which we operate and will operate in the future.

Legislative or regulatory changes negatively impacting the gaming industry as a whole, or the Company’s customers, in particular, could also decrease the demand for our products. Opposition to gaming could result in restrictions or even prohibitions of gaming operations in any jurisdiction or could result in increased taxes on gaming revenues. Tax matters, including changes in state, federal or other tax legislation or assessments by tax authorities could have a negative impact on our business. A reduction in growth of the gaming industry or in the number of gaming jurisdictions or delays in the opening of new or expanded casinos could reduce demand for our products. Changes in current or future laws or regulations or future judicial intervention in any particular jurisdiction may have a material adverse effect on our existing and proposed foreign and domestic operations. Any such adverse change in the legislative or regulatory environment could have a material adverse effect on our business, results of operations or financial condition.

Material increases to our taxes or the adoption of new taxes or the authorization of new or increased forms of gaming could have a material adverse effect on our future financial results.

We believe that the prospect of significant revenue is one of the primary reasons that jurisdictions permit or expand legalized gaming. As a result, gaming companies are typically subject to significant revenue-based taxes and fees in addition to normal federal, state and local income taxes, and such taxes and fees are subject to increase at any time. From time-to-time, federal, state, and local legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. In addition, worsening economic conditions could intensify the efforts of state and local governments to raise revenues through increases in gaming taxes, property taxes and/or by authorizing additional gaming properties each subject to payment of a new license fee. It is not possible to determine with certainty the likelihood of changes in such laws or in the administration of such laws. Such changes, if adopted, could have a material adverse effect on the financial condition, results of operations, and cash flows of the Company. The large number of state and local governments with significant current or projected budget deficits makes it more likely that those governments that currently permit gaming will seek to fund such deficits with new or increased gaming or new or increased gaming taxes and/or property taxes and worsening economic conditions could intensify those efforts. Any new or increased gaming or the material increase or adoption of additional taxes or fees, could have a material adverse effect on the future financial results of the Company.

Additionally, changes in taxation rates or the taxation base could have a significant impact on the Company’s financial performance. For example, a shift from taxing gross income to a turnover-based approach could significantly increase the Company’s tax liabilities. However, the Company believes this risk is limited in the European Union which has issued Value Added Tax (VAT) Directive (article 135), which provides wide discretion to both member and candidates, as to whether to impose additional excise duties such as VAT on the betting and gambling industries. While this has been used as a precedent to counter similar draft legislations in various markets, the risk of changed taxation norms, remains. Currently, most global markets (including the vast majority of U.S. states) align with the U.K. model, taxing on gross revenue, avoiding the imposition of distinct, special tax duties beyond standard ones, similar to other industries. Changes in tax laws or requirements could have a material adverse effect on the results of operations and financial condition of the Company.

Gaming opponents may persist in their efforts to curtail the expansion of legalized gaming, which, if successful, could limit the growth of our operations.

There is significant debate over, and opposition to, land-based and interactive gaming. We cannot assure that this opposition will not succeed in preventing the legalization of gaming in jurisdictions where it is presently prohibited, prohibiting or limiting the expansion of gaming where it is currently permitted or causing the repeal of legalized gaming in any jurisdiction. Any successful effort to curtail the expansion of, or limit or prohibit, legalized gaming could have an adverse effect on the results of operations, cash flows and financial condition of the Company.

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In addition, there is significant opposition in some jurisdictions to gaming (online or otherwise). Such opposition could lead these jurisdictions to adopt legislation or impose a regulatory framework to govern interactive gaming specifically. These could result in a prohibition on gaming or increase their costs to comply with these regulations, all of which could have an adverse effect on the results of operations, cash flows and financial condition of the Company.

Climate change, climate change regulations and greenhouse gas effects may adversely impact our operations.

There is a growing political and scientific consensus that greenhouse gas (“GHG”) emissions continue to alter the composition of the global atmosphere in ways that are affecting and are expected to continue affecting the global climate. We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly. Concerned parties, such as legislators and regulators, stockholders and nongovernmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Many states and countries have announced or adopted programs to stabilize and reduce GHG emissions and in the past federal legislation has been proposed in Congress. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Unless and until legislation is enacted and its terms are known, we cannot reasonably or reliably estimate its impact on our financial condition, operating performance, or ability to compete. Climate change could have a material adverse effect on our financial condition, results of operations and cash flow.

The gaming industry is highly regulated, and we must adhere to various regulations and maintain applicable licenses to continue our operations. Failure to abide by regulations or maintain applicable licenses could be disruptive to our business and could adversely affect our operations.

The Company and its products are, and will be, subject to extensive regulation under federal, state, local and foreign laws, rules and regulations of the jurisdictions in which they do business and their products are used. Such entities currently block direct access to wagering on websites from jurisdictions in which they do not have a license to operate through IP address filtering. Individuals are required to enter their age upon gaining access to their platforms and any misrepresentation of such users age will result in the forfeiting of his or her deposit and any withdrawals from such users account requires proof of government issued identification. In addition, their payment service providers use their own identity and internet service provider (ISP) verification software. Despite all such measures, it is conceivable that a user, underage, or otherwise could devise a way to evade their blocking measures and access their website from the United States or any other foreign jurisdiction in which the Company is not currently permitted to operate.

Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. Licenses, approvals or findings of suitability may be revoked, suspended or conditioned. In sum, the Company may not be able to obtain or maintain all necessary registrations, licenses, permits or approvals. The licensing process may result in delays or adversely affect our operations and our ability to maintain key personnel, and our efforts to comply with any new licensing regulations will increase our costs.

We may be unable to obtain licenses in new jurisdictions where we or our customers operate.

We are subject to regulation in any jurisdiction where our customers access our website. To expand into any such jurisdiction, we may need to be licensed, or obtain approvals of our products or services. If we do not receive or receive a revocation of a license in a particular jurisdiction for our products, we would not be able to offer our products or sell or place our products in that jurisdiction. Any such outcome could materially and adversely affect our results of operations and any growth plans for our business.

Privacy concerns could result in regulatory changes and impose additional costs and liabilities on the Company, limit its use of information, and adversely affect its business.

Personal privacy has become a significant issue in Canada, the United States, Europe, and many other countries in which we currently operate and may operate in the future. Many federal, state, and foreign legislatures and government agencies have imposed or are considering imposing restrictions and requirements about the collection, use, and disclosure of personal information obtained from individuals. Changes to laws or regulations affecting privacy could impose additional costs and liability on us and could limit our use of such information to add value for customers. If we were required to change our business activities or revise or eliminate services, or to implement burdensome compliance measures, our business and results of operations could be harmed. In addition, we may be subject to fines, penalties, and potential litigation if we fail to comply with applicable privacy regulations, any of which could adversely affect our business, liquidity, and results of operation.

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Risks Related to Intellectual Property and Technology

If we are unable to protect our proprietary information or other intellectual property, our business could be adversely affected.

We rely to a significant degree on trade secret laws to protect our proprietary information and technology. Breaches of the security of our data center systems and infrastructure or other IT resources could result in the exposure of our proprietary information. Additionally, our trade secrets may be independently developed by competitors. The steps we have taken to protect our trade secrets and proprietary information may not prevent unauthorized use or reverse engineering of our trade secrets or proprietary information. Additionally, to the extent that we have not registered the copyrights in any of our copyrightable works, we will need to register the copyrights before we can file an infringement suit in the United States (or another jurisdiction), and our remedies in any such infringement suit may be limited.

Effective protection of our intellectual property rights may require additional filings and applications in the future. However, pending and future applications may not be approved, and any of our existing or future patents, trademarks or other intellectual property rights may not provide sufficient protection for our business as currently conducted or may be challenged by others or invalidated through administrative process or litigation. Additionally, patent rights in the United States have switched from the former “first-to-invent” system to a “first-to-file” system, which may favor larger competitors that have the resources to file more patent applications. Additionally, to the extent that our employees, contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights to such intellectual property.

Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third-party copying, infringement or use, which could adversely affect our competitive position.

To protect or enforce our intellectual property rights, we may initiate litigation against third parties. Any lawsuits that we initiate could be expensive, take significant time and divert management’s attention from other business concerns. Additionally, we may unintentionally provoke third parties to assert claims against us. These claims could invalidate or narrow the scope of our intellectual property. We may not prevail in any lawsuits that we may initiate, and the damages or other remedies awarded, if any, may not be commercially valuable. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. The occurrence of any of these events may adversely affect our business, financial condition and results of operations.

Our intellectual property may be insufficient to properly safeguard our technology and brands.

We may apply for patent protection in the United States, Canada, Asia Pacific, Europe, Mexico and other countries relating to certain existing and proposed processes, designs and methods and other product innovations. Patent applications can, however, take many years to issue and we can provide no assurance that any of these patents will be issued at all. If we are denied any or all of these patents, we may not be able to successfully prevent our competitors from imitating our solutions or using some or all of the processes that are the subject of such patent applications. Such limitation may lead to increased competition within the finite market for our solutions. Even if patents are issued to us, our intellectual property rights may not be sufficiently comprehensive to prevent our competitors from developing similar competitive products and technologies. Our success may also depend on our ability to obtain trademark protection for the names or symbols under which we market our products and to obtain copyright protection and patent protection of our proprietary technologies, intellectual property, and other game innovations and if the granted patents are challenged, protection may be lost. We may not be able to build and maintain goodwill in our trademarks or obtain trademark or patent protection, and there can be no assurance that any trademark, copyright or issued patent will provide competitive advantages for us or that our intellectual property will not be successfully challenged or circumvented by competitors.

We will also rely on trade secrets, ideas, and proprietary know-how. Although we generally require our employees and independent contractors to enter into confidentiality and intellectual property assignment agreements, we cannot be assured that the obligations therein will be maintained and honored. If these agreements are breached, it is unlikely that the remedies available to us will be sufficient to compensate us for the damages suffered. In spite of confidentiality agreements and other methods of protecting trade secrets, our proprietary information could become known to or independently developed by competitors. If we fail to adequately protect our intellectual property and confidential information, our business may be harmed, and our liquidity and results of operations may be materially adversely impacted.

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We may be subject to claims of intellectual property infringement or invalidity and adverse outcomes of litigation could unfavorably affect our operating results.

Monitoring infringement and misappropriation of intellectual property can be difficult and expensive, and we may not be able to detect infringement or misappropriation of our proprietary rights. Although we intend to aggressively pursue anyone who is reasonably believed to be infringing upon our intellectual property rights and who poses a significant commercial risk to the business, to protect and enforce our intellectual property rights, initiating and maintaining suits against such third parties will require substantial financial resources. We may not have the financial resources to bring such suits, and, if we do bring such suits, we may not prevail. Regardless of our success in any such actions, the expenses and management distraction involved may have a material adverse effect on our financial position.

A significant portion of our revenues may be generated from products using certain intellectual property rights, and our operating results would be negatively impacted if we were unsuccessful in licensing certain of those rights and/or protecting those rights from infringement, including losses of proprietary information from breaches of our cyber security efforts.

Further, our competitors have been granted patents protecting various gaming products and solutions features, including systems, methods, and designs. If our products and solutions employ these processes, or other subject matter that is claimed under our competitors’ patents, or if other companies obtain patents claiming subject matter that we use, those companies may bring infringement actions against us. The question of whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. In addition, because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which might later result in issued patents that our products and solutions may infringe. There can be no assurance that our products, including those with currently pending patent applications, will not be determined to have infringed upon an existing third-party patent. If any of our products and solutions infringes a valid patent, we may be required to discontinue offering certain products or systems, pay damages, purchase a license to use the intellectual property in question from its owner, or redesign the product in question to avoid infringement. A license may not be available or may require us to pay substantial royalties, which could in turn force us to attempt to redesign the infringing product or to develop alternative technologies at a considerable expense. Additionally, we may not be successful in any attempt to redesign the infringing product or to develop alternative technologies, which could force us to withdraw our product or services from the market.

We may also infringe on other intellectual property rights belonging to third parties, such as trademarks, copyrights, and confidential information. As with patent litigation, the infringement of trademarks, copyrights and confidential information involves complex legal and factual issues and our products, branding or associated marketing materials may be found to have infringed on existing third-party rights. When any third-party infringement occurs, we may be required to stop using the infringing intellectual property rights, pay damages and, if we wish to keep using the third-party intellectual property, purchase a license or otherwise redesign the product, branding or associated marketing materials to avoid further infringement. Such a license may not be available or may require us to pay substantial royalties.

It is also possible that the validity of any of our intellectual property rights might be challenged either in standalone proceedings or as part of infringement claims in the future. There can be no assurance that our intellectual property rights will withstand an invalidity claim and, if declared invalid, the protection afforded to the product, branding or marketing material will be lost.

Moreover, the future interpretation of intellectual property law regarding the validity of intellectual property by governmental agencies or courts in the United States, Asia Pacific, Europe, Mexico, or other jurisdictions in which we have rights could negatively affect the validity or enforceability of our current or future intellectual property. This could have multiple negative impacts including, without limitation, the marketability of, or anticipated revenue from, certain of our products. Additionally, due to the differences in foreign patent, trademark, copyright, and other laws concerning proprietary rights, our intellectual property may not receive the same degree of protection in foreign countries as it would in the United States, Asia Pacific, Europe or Mexico. Our failure to possess, obtain or maintain adequate protection of our intellectual property rights for any reason in these jurisdictions could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and we may not have the financial and human resources to defend ourself against any infringement suits that may be brought against us. Litigation can also distract management from day-to-day operations of the business.

In addition, our business is dependent in part on the intellectual property of third parties. Our success may depend upon our ability to obtain licenses to use new and existing intellectual property and our ability to retain or expand existing licenses for certain products. If we are unable to obtain new licenses or renew or expand existing licenses, we may be required to discontinue or limit our use of such products that use the licensed marks and our financial condition, operating results or prospects may be harmed.

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Risks Related to our Management

We rely on our management and if they were to leave our company our business plan could be adversely affected.

The Company is largely dependent upon the personal efforts and abilities of its existing management, including the MeridianBet Group’s Chief Executive Officer, Zoran Milošević, who plays an active role in the operations of the MeridianBet Group and the Company’s Chief Executive Officer, Anthony Brian Goodman, who plays an active role in our operations. Moving forward, should the services of Mr. Milošević or Mr. Goodman be lost for any reason, the Company will incur costs associated with recruiting replacements and any potential delays in operations which this may cause. If we are unable to replace such individuals with suitably trained alternative individual(s), we may be forced to scale back or curtail our operations.

The Company does not have any key person life insurance policies on its executive officers. If our executive officers do not devote sufficient time towards our business, the Company’s results of operations, cash flow and revenues, may suffer.

Aleksandar Milovanović exercises majority voting control over us, which limits your ability to influence corporate matters and could delay or prevent a change in corporate control.

Aleksandar Milovanović, one of the Meridian Sellers, currently controls approximately 58.2% of the voting power of our capital stock, including as a result of his ownership of 850 shares of Series C Preferred Stock which vote 6,375,000 shares on all shareholder matters. As a result, Mr. Milovanović can influence our management and affairs and control the outcome of matters submitted to our shareholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets.

Mr. Milovanović may have interests, with respect to his common stock, that are different from other holders of our common stock and the concentration of voting power held by Mr. Milovanović may have an adverse effect on the price of our common stock.

In addition, this concentration of ownership might adversely affect the market price of our common stock by: (1) delaying, deferring or preventing a change of control of our Company; (2) impeding a merger, consolidation, takeover or other business combination involving our Company; or (3) discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company. Additionally, the interests of Mr. Milovanović may differ from the interests of the other shareholders and thus result in corporate decisions that are adverse to other shareholders.

Any investor who purchases shares in the Company will be a minority shareholder and as such will have little to no say in the direction of the Company and the election of directors. Additionally, it will be difficult for investors to remove our current directors, which will mean they will remain in control of who serves as officers of the Company as well as whether any changes are made in the Board of Directors. As a potential investor in the Company, you should keep in mind that even if you own shares of the Company’s common stock and wish to vote them at annual or special shareholder meetings, your shares will likely have little effect on the outcome of corporate decisions. Because of Mr. Milovanović’s voting control, investors may find it difficult to replace our management if they disagree with the way our business is being operated. Additionally, the interests of Mr. Milovanović may differ from the interests of the other shareholders and thus result in corporate decisions that are adverse to other shareholders. This concentrated control limits or severely restricts other shareholders’ ability to influence corporate matters and Mr. Milovanović may take actions that some of our shareholders do not view as beneficial, each of which could reduce the market price of our securities.

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Aleksandar Milovanović beneficially owns greater than 50% of our outstanding shares of common stock, which means that we are deemed a “controlled company” under the rules of Nasdaq and allows him to exercise significant voting control over us, which limits shareholders’ abilities to influence corporate matters and could delay or prevent a change in corporate control.

Aleksandar Milovanović, currently controls approximately 58.2% of the voting power of our capital stock. As a result, we are a “controlled company” under the rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and can elect to be exempt from certain corporate governance requirements, including requirements that:

•	a majority of the Board of Directors consist of independent directors;

•	the board maintains a nominations committee with prescribed duties and a written charter; and

•	the board maintains a Compensation Committee with prescribed duties and a written charter and comprised solely of independent directors.

As a “controlled company,” we may elect to rely on some or all of these exemptions, although we do not currently intend to take advantage of any of these exemptions. Accordingly, should the interests of Mr. Milovanović differ from those of other stockholders, and/or we choose to take advantage of the “controlled company” exemptions, other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance standards. Even if we do not avail ourselves of these exemptions in the future, our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price. If we choose to take advantage of the exemptions under the rules of Nasdaq relating to “controlled companies” in the future, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Additionally, a required term and condition of the closing of the MeridianBet Group acquisition (the “Closing”) was that the Company and each of the Meridian Sellers enter into a Nominating and Voting Agreement, which provides among other things, that each Seller will vote their voting shares “For” appointment of those director nominees, nominated to the Board by the independent Nominating and Corporate Governance Committee which is composed of two members and not vote their shares to remove any directors nominated by the committee, subject to certain exceptions.

Another required term and condition of the Closing was that the Company and Mr. Milošević enter into a Day-to-Day Management Agreement, which prohibits the Company or its executives from materially interfering in the operation of the business of, and day-to-day operations of, MeridianBet Group by its current leadership (i.e., Mr. Milošević, as Chief Executive Officer), while the Voting Agreement is in place.

Consequently, Company stockholders have less influence over the management and policies of the Company and the Meridian Sellers are effectively in control of the Company.

As a result of his significant ownership in the Company, Mr. Milošević has significant influence on the shareholder vote. Consequently, he has the ability to influence matters affecting our shareholders and therefore exercise control in determining the outcome of a number of corporate transactions or other matters, including (i) making amendments to our certificate of incorporation; (ii) whether to issue additional shares of common stock and preferred stock, including to himself; (iii) employment decisions, including compensation arrangements; (iv) whether to enter into material transactions with related parties; (v) election of directors; and (vi) any merger or significant corporate transactions, including with himself or other related parties. As a potential investor in the Company, you should keep in mind that even if you own shares of our common stock and wish to vote them at annual or special shareholder meetings, your shares will have little effect on the outcome of corporate decisions. Because Mr. Milošević will significantly influence the vote on all shareholder matters, investors may find it difficult to replace our management if they disagree with the way our business is being operated. The interests of Mr. Milošević may not coincide with our interests or the interests of other shareholders.

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In addition, this concentration of ownership might adversely affect the market price of our common stock by: (1) delaying, deferring or preventing a change of control of our Company; (2) impeding a merger, consolidation, takeover or other business combination involving our Company; or (3) discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company.

The employment agreements of Mr. Anthony Brian Goodman, our Chief Executive Officer, Ms. Weiting ‘Cathy’ Feng, our Chief Operating Officer, Ms. Snežana Božović, the Chief Operating Officer of Meridian Serbia and Secretary of MeridianBet, and Zoran Milošević, the Chief Executive Officer of Meridian Serbia, provide for the payment of certain severance payments upon termination.

The employment agreements of Mr. Anthony Brian Goodman, our Chief Executive Officer, Ms. Weiting ‘Cathy’ Feng, our Chief Operating Officer and Chief Financial Officer, Ms. Snežana Božović, the Chief Operating Officer of Meridian Serbia and Secretary of MeridianBet, and Zoran Milošević, the Chief Executive Officer of Meridian Serbia, provide that if they are terminated during the term of such agreements by the Company without cause (as defined in the agreements) or by the executives for good reason (as defined in the agreements), such executives are due a severance payment. That severance payment is equal to (a) a lump sum cash severance payment equal to the sum of (i) 18 months of Mr. Goodman’s and Mr. Milošević’s then current annual basic salary (six months of Ms. Feng’s and six months of Ms. Božović’s) plus (ii) an amount equal to his/her targeted bonus for the year of termination (such total payment referred to herein as the “Severance Payment”). Additionally, if an executive is terminated (a) by the Company for any reason other than cause or due to illness or death, or (b) by the executive for good reason, during the twelve month period following a Change of Control (as defined in the agreements) or in anticipation of a Change of Control, the Company is required to pay the executive, within 60 days following the later of (i) the date of such Change of Control termination; and (ii) the date of such Change of Control, a cash severance payment in a lump sum in an amount equal to 3.0 times the sum of (a) the current annual base salary of the executive (less any actual payments made in connection with any severance payments already paid); and (b) the amount of the most recent bonus paid to the executive for the last completed fiscal year, if any (less any actual payments made in connection with any other severance payments). Additionally, if either executive is involuntarily terminated, any unvested options vest immediately and are exercisable until the later of the original termination date thereof and one year after such termination date.

Potential competition from existing executive officers, after they leave our employment, and the Meridian Sellers, subject to the non-compete terms of the Meridian Purchase Agreement, could negatively impact the profitability of the Company.

Each of the Meridian Sellers agreed to a three year non-compete, agreeing to not compete against the Company following the Closing in Serbia, Bosnia and Herzegovina, Montenegro, and Malta, in connection with the manufacturing, selling, creating, renting, marketing, producing, undertaking, developing, supplying, or otherwise dealing with or in any product or service, that the MeridianBet Group or the Company or any of their respective subsidiaries and/or any of their respective affiliates or subsidiaries is researching, developing, manufacturing, distributing, selling and/or providing at any time during the two years prior to any competitive action by any Seller, in the betting and gambling industry (subject to the terms of, and exceptions set forth in, the Meridian Purchase Agreement). However, none of the Meridian Sellers will be prohibited from competing with us after such three year period; none of the executive officers or employees of MeridianBet Group or its subsidiaries will be restricted from competing against us at any time; and none of the Meridian Sellers will be restricted from competing against us in any jurisdictions other than Serbia, Bosnia and Herzegovina, Montenegro, and Malta, including, but not limited to in other jurisdictions where the Company operates.

Additionally, each of the employment agreements of Mr. Anthony Brian Goodman, our Chief Executive Officer, Ms. Weiting ‘Cathy’ Feng, our Chief Operating Officer, Mr. Rich Christensen, our Chief Financial Officer, Ms. Snežana Božović, the Chief Operating Officer of Meridian Serbia and Secretary of MeridianBet, and Zoran Milošević, the Chief Executive Officer of Meridian Serbia, include a one year non-competition requirement, prohibiting such executives from competing against the Company in certain areas, following their termination.

Accordingly, any of these individuals could be in a position to use industry experience gained while working with us (or prior to the Meridan Purchase Agreement) to compete with us. Such competition could distract or confuse customers, reduce the value of our intellectual property and trade secrets, or have a material adverse effect on our revenues, results of operations and cash flows. Any of the foregoing could reduce our future revenues, earnings or growth prospects. Additionally, the ability of the Company to enforce the non-compete provisions set forth in the Meridian Purchase Agreement and/or employment agreements in foreign jurisdictions may be limited by the laws of such jurisdictions, which may prohibit or ban non-competes, or result in the terms thereof being limited, reduced, modified or void.

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Risks Related to International Operations

The risks related to international operations, in particular in countries outside of the United States, could negatively affect the Company’s results including foreign exchange and currency risks that could adversely affect its operations, and the Company’s ability to mitigate its foreign exchange risk through hedging transactions may be limited.

The Company derives more than 92% of its revenue from transactions denominated in currencies other than the United States dollar and currently 100% of the Company’s operations take place in jurisdictions other than the United States. As such, the Company’s operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within the control of the Company, including, but not limited to, recessions in foreign economies, expropriation, nationalization and limitation or restriction on repatriation of funds, assets or earnings, longer receivables collection periods and greater difficulty in collecting accounts receivable, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, changes in gaming policies, regulatory requirements or the personnel administering them, currency fluctuations and devaluations, exchange controls, economic sanctions and royalty and tax increases, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, taxation policies, including royalty and tax increases and retroactive tax claims, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in the protection of intellectual property particularly in countries with fewer intellectual property protections, the effects that evolving regulations regarding data privacy may have on the Company’s online operations, adverse changes in the creditworthiness of parties with whom the Company has significant receivables or forward currency exchange contracts, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Company’s operations are conducted. The Company’s operations may also be adversely affected by social, political and economic instability, and by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment. If the Company’s operations are disrupted and/or the economic integrity of its contracts is threatened for unexpected reasons, our businesses may be harmed.

The Company’s international activities may require protracted negotiations with host governments, national companies and third parties. Foreign government regulations may favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In the event of a dispute arising in connection with the Company’s operations in a foreign jurisdiction where they conduct their business, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of United States or enforcing American judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company’s activities in foreign jurisdictions could be substantially affected by factors beyond the Company’s control, any of which could have a material adverse effect on the Company. Some countries in which the Company may operate may be considered politically and economically unstable.

Doing business in the industries in which the Company operates often requires compliance with numerous and extensive procedures and formalities. These procedures and formalities may result in unexpected or lengthy delays in commencing important business activities. In some cases, failure to follow such formalities or obtain relevant evidence may call into question the validity of the entity or the actions taken. Management is unable to predict the effect of additional corporate and regulatory formalities which may be adopted in the future including whether any such laws or regulations would materially increase the Company’s cost of doing business or affect its operations in any area.

The Company may in the future enter into agreements and conduct activities outside of the jurisdictions where they currently carry on business, which expansion may present challenges and risks that we have not faced in the past, any of which could adversely affect their results of operations and/or financial condition.

In addition, as the majority of the Company’s revenue is generated from transactions denominated in currencies other than the United States dollar, fluctuations in the exchange rate between the United States Dollar (USD), Serbian Dinar (RSD), European Union Euros (EUR), British Pound Sterling (GBP), Mexican Peso, Bosnia-Herzegovina Convertible Mark (BAM), Peruvian Sol (PEN), Tanzanian Shilling (TZS), and other currencies may have a material adverse effect on their business, financial condition and operating results. The Company’s consolidated financial results are affected by foreign currency exchange rate fluctuations. Foreign currency exchange rate exposures arise from current transactions and anticipated transactions denominated in currencies other than United States dollars and from the translation of foreign-currency-denominated balance sheet accounts into United States dollar-denominated balance sheet accounts. The Company is exposed to currency exchange rate fluctuations because portions of their revenue and expenses are denominated in currencies other than the United States dollar, particularly the Serbian Dinar (RSD), European Union Euros (EUR), British Pound Sterling (GBP), Mexican Peso, Bosnia-Herzegovina Convertible Mark (BAM), Peruvian Sol (PEN), and Tanzanian Shilling (TZS). In particular, uncertainty regarding global economic conditions and the current debt crisis poses a risk to the stability of each of the aforementioned currencies. Exchange rate fluctuations could adversely affect their operating results and cash flows and the value of their assets outside of the United States. If a foreign currency is devalued in a jurisdiction in which the Company is paid in such currency, then its customers may be required to pay higher amounts for their products, which they may be unable or unwilling to pay.

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While the Company may enter into forward currency swaps and other derivative instruments intended to mitigate the foreign currency exchange risk, there can be no assurance it will do so or that any instruments that it enters into will successfully mitigate such risk. If we enter into foreign currency forward or other hedging contracts, we would be subject to the risk that a counterparty to one or more of these contracts may default on its performance under the contracts. During an economic downturn, a counterparty’s financial condition may deteriorate rapidly and with little notice, and they may be unable to take action to protect their exposure. In the event of a counterparty default, we could lose the benefit of any hedging contract, which may harm our business and financial condition. In the event that one or more of our counterparties becomes insolvent or files for bankruptcy, our ability to eventually recover any benefit lost as a result of that counterparty’s default may be limited by the liquidity of the counterparty. We expect that the Company will not be able to hedge all of our exposure to any particular foreign currency, and we may not hedge our exposure at all with respect to certain foreign currencies. Changes in exchange rates and our limited ability or inability to successfully hedge exchange rate risk could have an adverse impact on the liquidity and results of operations of the Company.

Risks Related to our Common Stock and Securities

Nevada law and our articles of incorporation authorize us to issue shares of stock, which shares may cause substantial dilution to our existing shareholders.

We have authorized capital stock consisting of 300,000,000 shares of common stock, $0.00001 par value per share and 20,000,000 shares of preferred stock, $0.00001 par value per share. As of the date of this Report, we have 132,087,080 shares of common stock issued and outstanding (which is expected to increase to 133,005,455 after the filing of this Report upon the vesting of certain restricted Stock Units), 1,000 shares of Series B Voting Preferred Stock issued and outstanding and 1,000 shares of Series C Preferred Stock issued and outstanding.

As a result of the number of authorized but unissued shares of our common stock and preferred stock, our Board of Directors has the ability to issue a large number of additional shares of common stock without shareholder approval, which if issued could cause substantial dilution to our then shareholders. Additionally, shares of preferred stock may be issued by our Board of Directors without shareholder approval with voting powers, and such preferences and relative, participating, optional or other special rights and powers as determined by our Board of Directors, which may be greater than the shares of common stock currently outstanding. As a result, shares of preferred stock may be issued by our Board of Directors which cause the holders to have super-majority voting power over our shares (similar to our outstanding Series B Voting Preferred Stock and Series C Preferred Stock, which each provide the holders thereof the right to vote 7,500 voting shares on all shareholder matters, for each share of preferred stock held), provide the holders of the preferred stock the right to convert the shares of preferred stock they hold into shares of our common stock, which may cause substantial dilution to our then common stock shareholders and/or have other rights and preferences greater than those of our common shareholders. Investors should keep in mind that the Board of Directors has the authority to issue additional shares of common stock and preferred stock, which could cause substantial dilution to our existing shareholders. Additionally, the dilutive effect of any preferred stock, which we may issue may be exacerbated given the fact that such preferred stock may have super-majority voting rights (similar to our outstanding Series B Voting Preferred Stock and Series C Preferred Stock, discussed below) and/or other rights or preferences which could provide the preferred shareholders with voting control over us subsequent to such offering and/or give those holders the power to prevent or cause a change in control. As a result, the issuance of shares of common stock and/or preferred stock may cause the value of our securities to decrease and/or become worthless.

Certain warrants we have granted include anti-dilutive rights

The Lind Warrant entitles the holder to purchase up to 750,000 shares of common stock of the Company until July 1, 2029, at an exercise price of $4.00 per Warrant Share, subject to customary adjustments. In addition, the exercise price is subject to adjustment in the event of the issuance of new securities, other than certain Executive Securities (defined below), at an effective price less than the exercise price, which results in the exercise price being reduced to an exercise price equal to the consideration per share deemed to have been paid for such new securities, subject to a minimum exercise price of $2.25. The Lind Warrant also provides for cashless exercise to the extent that the Warrant Shares issuable upon exercise thereof are not covered by an effective registration statement or upon the occurrence of a Fundamental Transaction (as defined in the Lind Warrant) and automatic exercise rights upon expiration of the Lind Warrant, to the extent that the VWAP of the Company’s common stock on the day immediately preceding the expiration date is more than the exercise price, and the shares issuable upon exercise thereof are not then covered by an effective registration statement. The Lind Warrant is also subject to a similar Maximum Percentage limitation as set forth in the Secured Convertible Note.

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The reduction of the exercise price of the warrants in the event that we offer, sell, grant or issue, or are deemed to have offered, sold, granted or issued shares of common stock below the then exercise price of the warrants, could result in the Company receiving significantly less consideration upon the exercise of the warrants (or in some cases only nominal consideration), results in greater dilution to existing shareholders, and/or creates additional overhang for our common stock. Any or all of the above could have a material adverse effect on the trading price of our common stock.

There may not be sufficient liquidity in the market for our securities in order for investors to sell their shares. The market price of our comment stock has been, and may continue to be, volatile.

The market price of our common stock has been, and is likely to continue to be, highly volatile, as is the stock market in general. Some of the factors that may materially affect the market price of our common stock are beyond our control, such as conditions or trends in the industry in which we operate or sales of our common stock. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk‑averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable.

As a consequence, there have been, and may be, periods of several days or more when trading activity in our shares is minimal or non‑existent, as compared to a mature issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. It is possible that a broader or more active public trading market for our common stock will not develop or be sustained, or that trading levels will not continue. These factors have, and may in the future, materially adversely affect the market price of our common stock, regardless of our performance. In addition, the public stock markets have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

The issuance of common stock upon conversion of our outstanding Series B Preferred Stock and Series C Preferred Stock will cause immediate and substantial dilution to existing shareholders and the sale of common stock upon conversion of our outstanding Series B Preferred Stock and Series C Preferred Stock may depress the market price of our common stock.

As of the date of this Report, we had 1,000 outstanding shares of Series B Preferred Stock, all of which were held by Anthony Brian Goodman, the Chief Executive Officer and Director of the Company and 1,000 outstanding shares of Series C Preferred Stock, each held by the Meridian Sellers. Each holder of Series B Preferred Stock may, at its option, convert each of its shares of Series B Preferred Stock into 1,000 shares of common stock, or 1,000,000 shares of common stock in aggregate. Each holder of Series C Preferred Stock may, at its option, convert each of its shares of Series C Preferred Stock into 1,000 shares of common stock, or 1,000,000 shares of common stock in aggregate. The conversion of the Series B Preferred Stock and Series C Preferred Stock into common stock of the Company will cause significant dilution to the then holders of our common stock.

Additionally, if conversions of our outstanding Series B Preferred Stock and Series C Preferred Stock and sales of such converted shares take place, the price of our common stock may decline. In addition, the common stock issuable upon conversion of our outstanding Series B Preferred Stock and Series C Preferred Stock may represent overhang that may also adversely affect the market price of our common stock. Overhang occurs when there is a greater supply of a company’s stock in the market than there is demand for that stock. When this happens the price of the company’s stock will decrease, and any additional shares which shareholders attempt to sell in the market will only further decrease the share price. If the share volume of our common stock cannot absorb converted shares sold by the holder of the Series B Preferred Stock and Series C Preferred Stock, then the value of our common stock will likely decrease.

The issuance of common stock upon conversion of the Secured Convertible Note and exercise of warrants will cause immediate and substantial dilution to existing shareholders.

Commencing on September 20, 2024, the Company was required to begin paying the outstanding principal amount of the Secured Convertible Note in 20 consecutive monthly payments of $600,000 each, provided that between payment dates, the Investor may increase the Repayment Amount, to up to $1,000,000 by providing written notice to the Company with such payment to be due and payable within two days of the receipt of such notice, for up to two monthly payments while the Note is outstanding.

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At the option of the Company, the monthly payment can be made in cash, shares of the common stock of the Company at a price based on 90% of the average five (5) lowest daily volume weighted average prices during the twenty (20) days prior to the payment date subject to a floor price of $1.75 per share, or a combination of cash and Repayment Shares, provided that if at the time the Repayment Share Price is deemed to be the Floor Price, then in addition to the Repayment Shares, the Company will pay the Investor an added amount of cash as determined pursuant to a formula contained in the Secured Convertible Note. In order for the Company to issue any Repayment Shares, the Repayment Shares must either be eligible for immediate resale under Rule 144 or be registered under the Securities Act. Any portion of a monthly payment being made in cash shall include a premium of five percent (5%) of such cash amount. The conversion price of the Note is $4.00, a 150% premium over the closing price of the Company’s common stock on the date the Meridian Purchase Agreement was entered into, subject to customary adjustments, however, if new securities, other than exempted securities, are issued by the Company at a price less than the conversion price, the conversion price shall be reduced to such price, subject to the Floor Price.

As of December 31, 2024, the principal balance of the Secured Convertible Note was $9,600,000.

The Lind Warrant entitles the holder to purchase up to 750,000 shares of common stock of the Company until July 1, 2029, at an exercise price of $4.00 per Warrant Share, subject to customary adjustments. In addition, the exercise price is subject to adjustment in the event of the issuance of new securities, other than exempted securities, at an effective price less than the exercise price, which results in the exercise price being reduced to an exercise price equal to the consideration per share deemed to have been paid for such new securities, subject to a minimum exercise price of $2.25. The Lind Warrant also provides for cashless exercise to the extent that the Warrant Shares issuable upon exercise thereof are not covered by an effective registration statement or upon the occurrence of a Fundamental Transaction (as defined in the Lind Warrant) and automatic exercise rights upon expiration of the Lind Warrant, to the extent that the VWAP of the Company’s common stock on the day immediately preceding the expiration date is more than the exercise price, and the shares of common stock issuable upon exercise thereof are not then covered by an effective registration statement. The Lind Warrant is also subject to a similar Maximum Percentage limitation as set forth in the Secured Convertible Note.

The issuance of common stock upon conversion of the Secured Convertible Note and exercise of the Lind Warrants will result in immediate and substantial dilution to the interests of other stockholders since the holders of the Secured Convertible Note and the Lind Warrants may ultimately receive and sell the full amount of shares issuable in connection with the conversion of such Secured Convertible Note and exercise of the Lind Warrants. Although the Secured Convertible Note and Lind Warrant may not be converted/exercised by the holder thereof if such conversion would cause such holder to own more than 4.99% of our outstanding common stock (which may be increased to 9.99% as set forth in the Secured Convertible Note and the Lind Warrant), these restrictions do not prevent such holder from converting/exercising some of their holdings, selling those shares, and then converting/exercising the rest of their holdings, while still staying below the 4.99% limit. In this way, the holder could sell more than these limits while never actually holding more shares than the limits allow. If the holder of the Secured Convertible Note chooses to do this, it will cause substantial dilution to the then holders of our common stock.

The availability of shares of common stock upon conversion of the Secured Convertible Note or exercise of the Lind Warrants for public resale, as well as any actual resales of these shares, could adversely affect the trading price of our common stock. We cannot predict the size of future issuances of our common stock upon the conversion of our Secured Convertible Note or exercise of Lind Warrants, or the effect, if any, that future issuances and sales of shares of our common stock may have on the market price of our common stock. Sales or distributions of substantial amounts of our common stock upon the conversion of our Secured Convertible Note or exercise of the Lind Warrants, or the perception that such sales could occur, may cause the market price of our common stock to decline.

In addition, the common stock issuable upon the conversion of our Secured Convertible Note and exercise of the Lind Warrants may represent overhang that may also adversely affect the market price of our common stock. Overhang occurs when there is a greater supply of a company’s stock in the market than there is demand for that stock. When this happens the price of our stock will decrease, and any additional shares which stockholders attempt to sell in the market will only further decrease the share price. If the share volume of our common stock cannot absorb shares sold by holders of the Secured Convertible Note and the Lind Warrants, then the value of our common stock will likely decrease.

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We are required to file a registration statement to permit the public resale of the shares of common stock that may be issued upon the conversion of the Secured Convertible Note and exercise of the Lind Warrants, which was declared effective on September 20, 2024. The influx of those shares into the public market could potentially have a negative effect on the trading price of our common stock.

We are subject to various restrictions while the Secured Convertible Note remains outstanding which may have an adverse effect on our ability to raise capital and undertake certain transactions.

While the Secured Convertible Note is outstanding, if the Company issues any indebtedness, or issues any preferred stock that is redeemable or contains any mandatory redemption rights, other than Exempted Securities (discussed below), unless otherwise waived in writing by and at the discretion of the Investor, the Company is required to immediately utilize the proceeds of such issuance to repay the Secured Convertible Note.

Additionally, until such time as the Secured Convertible Note has a balance of $2 million or less, we are prohibited from: entering into a transaction with a third party or third parties in which we issue or sell (or arrange or agree to issue or sell): (a) any debt, equity or equity-linked securities (including options or warrants) that are convertible into, exchangeable or exercisable for, or include the right to receive shares of the Company’s capital stock: (i) at a conversion, repayment, exercise or exchange rate or other price that is based on, and/or varies with, a discount to the future trading prices of, or quotations for, shares of common stock; or (ii) at a conversion, repayment, exercise or exchange rate or other price that is subject to being reset at some future date after the initial issuance of such debt, equity or equity-linked security or upon the occurrence of specified or contingent events (other than warrants that may be repriced by the Company); or (b) any securities in a capital or debt raising transaction or series of related transactions which grant to an investor the right to receive additional securities based upon future transactions of the Company on terms more favorable than those granted to such investor in such first transaction or series of related transactions. Notwithstanding the foregoing, rights issuances, shareholder purchase plans, equity plans, convertible securities, or issuances of equity interests each at a fixed price per share, and/or with a fixed conversion or exercise price per share, are allowed. Also notwithstanding the above, if the Company’s common stock is trading at a price per share equal to or less than the conversion price of the Secured Convertible Note (currently $4.00), up to $20 million of shares of common stock issued pursuant to an at-the-market (ATM) offering is allowed and, if the common stock is trading at a price per share greater than the conversion price, shares of common stock issued pursuant to an ATM offering, is allowed.

“Exempted Securities” means (a) shares of common stock or preferred shares or rights, warrants or options to purchase common stock or preferred shares issued as consideration for certain acquisitions, (b) equity securities issued by reason of a dividend, stock split, split-up or other distribution on shares of common stock, (c) shares of common stock or rights, warrants or options to purchase common stock issued to employees, directors or consultants of the Company or any of its Subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors, (d) shares of common stock actually issued upon the exercise of options, warrants or shares of common stock actually issued upon the conversion or exchange of any securities convertible into common stock, in each case issued to employees or directors of, the Company or any of its subsidiaries pursuant to an equity plan and provided that such issuance is pursuant to the terms of the applicable option, warrant or convertible security, (e) shares of common stock issued upon the exercise or exchange of or conversion of any securities issued and outstanding on the date of the Secured Convertible Note, provided that such securities have not been amended since such date; (f) shares issued to the Meridian Sellers; (g) shares issued pursuant to the SPA; (h) shares issuable pursuant to the ATM carveouts discussed above; and (j) up to 300,000 shares of common stock issued for investor relations services as long as the shares are issued as restricted securities.

The above restrictions may make it harder or more expensive for us to raise capital, may prevent us from raising capital, may force us to pay the amount of any capital raised to the Investor to repay amounts owed under the Secured Convertible Note and/or may have an adverse effect on our ability to undertake certain transactions or prevent us from undertaking such transactions. The result of the above may be an adverse effect on our operations, cash flows and the value of our securities.

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Our common stock may continue to be followed by only a limited number of analysts and there may continue to be a limited number of institutions acting as market makers for our common stock.

Our common stock is, and for the foreseeable future, our common stock is expected to be, followed by a limited number of market analysts, and there may be few institutions acting as market makers for our common stock. Either of these factors could adversely affect the liquidity and trading price of our common stock. Until our common stock is fully distributed and an orderly market develops in our common stock, if ever, the price at which it trades is likely to fluctuate significantly. Prices for our common stock are determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of our common stock, developments affecting our business, including the impact of the factors referred to elsewhere in these Risk Factors, investor perception of us and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for the shares of our common stock.

We currently have an illiquid and volatile market for our common stock, and the market for our common stock is and may remain illiquid and volatile in the future.

We currently have a highly sporadic, illiquid and volatile market for our common stock, which market is anticipated to remain sporadic, illiquid and volatile in the future. During the last 52 weeks our common stock has traded as high as $6.27 per share and as low as $1.70 per share. The market price of our common stock may continue to be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates, and market conditions in general could have a significant impact on the future market price of our common stock.

Some of the factors that could negatively affect or result in fluctuations in the market price of our common stock include:

●	actual or anticipated variations in our quarterly operating results;
●	changes in market valuations of similar companies;
●	adverse market reaction to the level of our indebtedness;
●	additions or departures of key personnel;
●	actions by shareholders;
●	speculation in the press or investment community;
●

general market, economic, and political conditions, including an economic slowdown or dislocation in the global credit markets, continued increases in interest rates and/or inflation and/or global conflicts;

●	our operating performance and the performance of other similar companies;
●	changes in accounting principles; and
●	passage of legislation or other regulatory developments that adversely affect us or the gaming industry.

Our common stock is listed on the Nasdaq Capital Market under the symbol “GMGI.” Our stock price may be impacted by factors that are unrelated or disproportionate to our operating performance. The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Additionally, general economic, political and market conditions, such as recessions, inflation, war, interest rates or international currency fluctuations may adversely affect the market price of our common stock. Due to the limited volume of our shares which trade, we believe that our stock prices (bid, ask and closing prices) may not be related to our actual value, and not reflect the actual value of our common stock. You should exercise caution before making an investment in us.

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Additionally, as a result of the illiquidity of our common stock, investors may not be interested in owning our common stock because of the inability to acquire or sell a substantial block of our common stock at one time. Such illiquidity could have an adverse effect on the market price of our common stock. In addition, a shareholder may not be able to borrow funds using our common stock as collateral because lenders may be unwilling to accept the pledge of securities having such a limited market. An active trading market for our common stock may not develop or, if one develops, may not be sustained.

In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Our stock repurchases are discretionary and even if effected, they may not achieve the desired objectives.

On July 15, 2024, the Board approved the purchase of up to $5 million in shares of the Company’s common stock.  A total of 60,496 shares of common stock were purchased between July 15, 2024 and the year ended December 31, 2024, and the repurchase program is scheduled to expire on July 15, 2025, when a maximum of $5.0 million of the Company’s common stock has been repurchased, or when such program is discontinued by the Board of Directors. Under the stock repurchase program, shares may be repurchased from time to time in the open market or through negotiated transactions at prevailing market rates, or by other means in accordance with federal securities laws. Repurchases will be made at management’s discretion at prices management considers to be attractive and in the best interests of both the Company and its stockholders, subject to the availability of stock, general market conditions, the trading price of the stock, alternative uses for capital, and the Company’s financial performance.

There can be no assurance that any repurchases pursuant to our stock repurchase program will enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchase such shares. The amounts and timing of the repurchases may also be influenced by general market conditions, regulatory developments (including recent legislative actions which, subject to certain conditions, may impose an excise tax of 1% on our stock repurchases) and the prevailing price and trading volumes of our common stock. If our financial condition deteriorates or we decide to use our cash for other purposes, we may suspend repurchase activity at any time.

Compliance, Reporting and Listing Risks

We incur significant costs to ensure compliance with U.S. and Nasdaq Capital Market reporting and corporate governance requirements.

We incur significant costs associated with our public company reporting requirements and with applicable U.S. and Nasdaq Capital Market corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the SEC and The Nasdaq Capital Market. The rules of The Nasdaq Capital Market include requiring us to maintain independent directors, comply with other corporate governance requirements and pay annual listing and stock issuance fees. All of such SEC and Nasdaq obligations require a commitment of additional resources including, but not limited to, additional expenses, and may result in the diversion of our senior management’s time and attention from our day-to-day operations. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers.

We need to meet certain continued listing requirements of The Nasdaq Capital Market in order to not have our common stock delisted from such markets.

We need to continue to meet the continued listing standards of The Nasdaq Capital Market. Among the conditions required for continued listing on the Nasdaq Capital Market, Nasdaq generally requires listed companies to maintain at least $2.5 million in shareholders’ equity or $500,000 in net income over the prior two years or two of the prior three years, to have a majority of independent directors, have an audit committee of at least three members, and to maintain a stock price over $1.00 per share, among other requirements. If we fail to timely comply with the applicable requirements of The Nasdaq Capital Market, our stock may be delisted. In addition, even if we demonstrate compliance with the requirements above, we will have to continue to meet other objective and subjective listing requirements to continue to be listed on the applicable market. Delisting from the Nasdaq Capital Market could make trading our common stock more difficult for investors, potentially leading to declines in our share price and liquidity. Without Nasdaq Capital Market, shareholders may have a difficult time getting a quote for the sale or purchase of our stock, the sale or purchase of our stock would likely be made more difficult and the trading volume and liquidity of our stock could decline. Delisting from The Nasdaq Capital Market could also result in negative publicity and could also make it more difficult for us to raise additional capital. The absence of such a listing may adversely affect the acceptance of our common stock as currency or the value accorded by other parties. Further, if we are delisted, we would also incur additional costs under state blue sky laws in connection with any sales of our securities. These requirements could severely limit the market liquidity of our common stock and the ability of our shareholders to sell our common stock in the secondary market. If our common stock is delisted by Nasdaq, our common stock may be eligible to trade on an over-the-counter quotation system, such as the OTCQX Market or OTCQB Market, where an investor may find it more difficult to sell our stock or obtain accurate quotations as to the market value of our common stock. In the event our common stock is delisted from The Nasdaq Capital Market, we may not be able to list our common stock on another national securities exchange or obtain quotation on an over-the counter quotation system.

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Risks Related To our Governing Documents and Nevada Law

Our Bylaws provide for indemnification of officers and directors at our expense, which may result in a major cost to us and hurt the interests of our shareholders because corporate resources may be expended for the benefit of officers or directors.

Our Bylaws provide that we shall indemnify our directors and officers to the fullest extent not prohibited by the Nevada Revised Statutes; and, provided, further, that we are not required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Nevada Revised Statutes, or (iv) such indemnification is required to be made pursuant to the terms of the Bylaws. We also have power to indemnify our employees and other agents as set forth in the Nevada Revised Statutes. Our Bylaws also provide that we are required to advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the Bylaws or otherwise.

We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under federal securities laws is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification for liabilities arising under federal securities laws, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with our activities, we will (unless in the opinion of our counsel, the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction, the question whether indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The legal process relating to this matter if it were to occur is likely to be very costly and may result in us receiving negative publicity, either of which factors is likely to materially reduce the market and price for our shares, if such a market ever develops.

Our Articles of Incorporation contain a specific provision that limits the liability of our directors and officers for monetary damages to the Company and the Company’s shareholders to the fullest extent permitted by Nevada law and require us, under certain circumstances, to indemnify officers, directors and employees.

The limitation of monetary liability against our directors, officers and employees under Nevada law and the existence of indemnification rights to them may result in substantial expenditures by us and may discourage lawsuits against our directors, officers and employees.

Our Articles of Incorporation contain a specific provision that limits the liability of our directors and officers to the fullest extent permitted by the Nevada Revised Statutes. We also have contractual indemnification obligations under our employment and engagement agreements with our executive officers and directors, as well as pursuant to certain indemnification agreements. The foregoing indemnification obligations could result in us incurring substantial expenditures to cover the cost of settlement or damage awards against our directors and officers, which the Company may be unable to recoup. These provisions and resultant costs may also discourage us from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our stockholders against our directors and officers, even though such actions, if successful, might otherwise benefit us and our stockholders.

Anti-takeover provisions in our Articles of Incorporation, as amended and our Bylaws, as well as provisions of Nevada law, might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our Articles of Incorporation, as amended and Bylaws and Nevada law contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or delay attempts by our shareholders to replace or remove our management. Our corporate governance documents include the following provisions:

●	the removal of directors only with the approval of shareholders holding at least two-thirds of the voting power of the issued and outstanding stock entitled to vote in the election of directors;
●	requiring advance notice of shareholder proposals for business to be conducted at meetings of our shareholders and for nominations of candidates for election to our Board of Directors;
●	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock; and
●	limiting the liability of, and providing indemnification to, our directors and officers.

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Any provision of our Articles of Incorporation, as amended, or Bylaws, or Nevada law that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Our Articles of Incorporation allow for our Board of Directors to create a new series of preferred stock without further approval by our shareholders, which could have an anti-takeover effect and could adversely affect holders of our common stock.

Our authorized capital includes preferred stock issuable in one or more series. Our board has the authority to issue preferred stock and determine the price, designation, rights, preferences, privileges, restrictions and conditions, including voting and dividend rights, of those shares without any further vote or action by stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future (including, but not limited to the Series B Voting Preferred Stock and Series C Preferred Stock which has already been authorized by the Board of Directors). The issuance of additional preferred stock, while providing desirable flexibility in connection with possible financings and acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the voting power of our outstanding voting securities, which could deprive our holders of common stock of a premium that they might otherwise realize in connection with a proposed acquisition of our company.

General Risk Factors

If we make any future acquisitions, they may disrupt or have a negative impact on our business.

If we make acquisitions in the future, funding permitting, which may not be available on favorable terms, if at all, we could have difficulty integrating the acquired company’s assets, personnel and operations with our own. We do not anticipate that any acquisitions or mergers we may enter into in the future would result in a change of control of the Company. In addition, the key personnel of the acquired business may not be willing to work for us. We cannot predict the effect expansion may have on our core business. Regardless of whether we are successful in making an acquisition, the negotiations could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition to the risks described above, acquisitions are accompanied by a number of inherent risks, including, without limitation, the following:

●	the difficulty of integrating acquired products, services or operations;
●	the potential disruption of the ongoing businesses and distraction of our management and the management of acquired companies;
●	difficulties in maintaining uniform standards, controls, procedures and policies;
●	the potential impairment of relationships with employees and customers as a result of any integration of new management personnel;
●	the potential inability or failure to achieve additional sales and enhance our customer base through cross-marketing of the products to new and existing customers;
●	the effect of any government regulations which relate to the business acquired;
●

potential unknown liabilities associated with acquired businesses or product lines, or the need to spend significant amounts to retool, reposition or modify the marketing and sales of acquired products or operations, or the defense of any litigation, whether or not successful, resulting from actions of the acquired company prior to our acquisition; and

●	potential expenses under the labor, environmental and other laws of various jurisdictions.

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Our business could be severely impaired if and to the extent that we are unable to succeed in addressing any of these risks or other problems encountered in connection with an acquisition, many of which cannot be presently identified. These risks and problems could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

Our insurance may not provide adequate levels of coverage against claims.

We maintain insurance that we believe is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. Such losses could adversely affect our business prospects, results of operations, cash flows and financial condition.

We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

We may be forced to write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject. Accordingly, a stockholder could suffer a reduction in the value of their shares of common stock.

We have not paid any cash dividends in the past and have no plans to issue cash dividends in the future, which could cause the value of our common stock to have a lower value than other similar companies which do pay cash dividends.

We have not paid any cash dividends on our common stock to date and do not anticipate any cash dividends being paid to holders of our common stock in the foreseeable future. While our dividend policy will be based on the operating results and capital needs of the business, it is anticipated that any earnings will be retained to finance our future expansion. As we have no plans to issue cash dividends in the future, our common stock could be less desirable to other investors and as a result, the value of our common stock may decline, or fail to reach the valuations of other similarly situated companies who have historically paid cash dividends in the past.

We are party to pending litigation in various jurisdictions and with various plaintiffs, and we may be subject to future litigation in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.

From time to time, including currently (See “Item 3. Legal Proceedings”), the Company has been, and may be, subject to litigation claims through the ordinary course of its business operations regarding, but not limited to, employment matters, security of consumer and employee personal information, licensing and registration issues, contractual relations with suppliers, marketing and infringement of trademarks and other intellectual property rights. Litigation to defend the Company against claims by third parties, or to enforce any rights that the Company may have against third parties, may be necessary, which could result in substantial costs and diversion of the Company’s resources, causing a material adverse effect on our business, financial condition and results of operations. The Company may from time to time in the future be party to various and at times numerous legal, administrative and regulatory inquiries, investigations, proceedings and claims that arise in the ordinary course of business. Because the outcome of litigation is inherently uncertain, if one or more of such legal matters were to be resolved against the Company for amounts in excess of management’s expectations, the Company’s results of operations and financial condition could be materially adversely affected. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain product offerings or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected disciplinary actions, expenses and liabilities, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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Shareholders may be diluted significantly through our efforts to obtain financing and satisfy obligations through the issuance of additional shares of our common stock.

Wherever possible, our Board of Directors will attempt to use non-cash consideration to satisfy obligations. In many instances, we believe that the non-cash consideration will consist of restricted shares of our common stock or where shares are to be issued to our officers, directors, and applicable consultants. Our Board of Directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares of common stock. In addition, we may attempt to raise capital by selling shares of our common stock, warrants, or convertible securities, possibly at a discount to market. These actions will result in dilution of the ownership interests of existing shareholders, which may further dilute common stock book value, and that dilution may be material. Such issuances may also serve to enhance existing management’s ability to maintain control of the Company because the shares may be issued to parties or entities committed to supporting existing management.

The sale of shares by our directors and officers may adversely affect the market price for our shares.

Sales of significant amounts of shares held by our officers and directors, or the prospect of these sales, could adversely affect the market price of our common stock. Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Future sales of shares by existing stockholders could cause our stock price to decline.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock.

As of the date of this Report, we had 490,000 shares of common stock issuable upon the exercise of outstanding options to purchase shares of common stock at a weighted-average exercise price of $2.23 per share; up to 2,100,000 shares of common stock issuable at the option of the holder, upon conversion of a Convertible Promissory Note due July 2, 2026, which number of shares is subject to adjustment of up to a maximum of 4,800,000 shares of common stock under certain circumstances; 750,000 shares of common stock issuable upon the exercise of outstanding warrants to purchase shares of common stock at a weighted-average exercise price of $4 per share; 1,847,570 shares of common stock issuable upon the vesting of Restricted Stock Unit equity awards that were granted under our equity incentive plans, and 1,001,000 shares of common stock issuable upon conversion of our outstanding Series B Preferred Stock and Series C Preferred Stock.

The exercise of such outstanding options or warrants or the conversion of outstanding convertible securities will result in further dilution of your investment. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

Our common stock has in the past been a “penny stock” under SEC rules, and may be subject to the “penny stock” rules in the future. It may be more difficult to resell securities classified as “penny stock.”

In the past (including immediately prior to our common stock being listed on The Nasdaq Capital Market), our common stock was a “penny stock” under applicable SEC rules (generally defined as non-exchange traded stock with a per-share price below $5.00). While our common stock is not now considered a “penny stock” because it is listed on The Nasdaq Capital Market, if we are unable to maintain that listing, unless we maintain a per-share price above $5.00, our common stock will become a “penny stock.” These rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as “established customers” or “accredited investors.” For example, broker-dealers must determine the appropriateness for non-qualifying persons of investments in penny stocks. Broker-dealers must also provide, prior to a transaction in a penny stock not otherwise exempt from the rules, a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, disclose the compensation of the broker-dealer and its salesperson in the transaction, furnish monthly account statements showing the market value of each penny stock held in the customer’s account, provide a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser’s written agreement to the transaction.

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Legal remedies available to an investor in “penny stocks” may include the following:

●

If a “penny stock” is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

●	If a “penny stock” is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages.

These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

Many brokerage firms will discourage or refrain from recommending investments in penny stocks. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not invest in penny stocks due, among other reasons, to the increased financial risk generally associated with these investments.

For these reasons, penny stocks may have a limited market and, consequently, limited liquidity. We can give no assurance at what time, if ever, our common stock will not be classified as a “penny stock” in the future

A significant number of our shares are eligible for sale and their sale or potential sale may depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock. Most of our common stock is available for resale in the public market, and if sold would increase the supply of our common stock, thereby causing a decrease in its price. Some or all of our shares of common stock may be offered from time to time in the open market pursuant to effective registration statements and/or compliance with Rule 144, which sales could have a depressive effect on the market for our shares of common stock. Subject to certain restrictions, a person who has held restricted shares for a period of six months may generally sell common stock into the market. The sale of a significant portion of such shares when such shares are eligible for public sale may cause the value of our common stock to decline in value.

Our ability to grow and compete in the future will be adversely affected if adequate capital is not available.

The ability of our business to grow and compete depends on the availability of adequate capital, which in turn depends in large part on our cash flow from operations and the availability of equity and debt financing. Our cash flow from operations may not be sufficient or we may not be able to obtain equity or debt financing on acceptable terms or at all to implement our growth strategy. As a result, adequate capital may not be available to finance our current growth plans, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

If we are unable to manage future growth effectively, our profitability and liquidity could be adversely affected.

Our ability to achieve our desired growth depends on our execution in functional areas such as management, sales and marketing, finance and general administration and operations. To manage any future growth, we must continue to improve our operational and financial processes and systems and expand, train and manage our employee base and control associated costs. Our efforts to grow our business, both in terms of size and in diversity of customer bases served, will require rapid expansion in certain functional areas and put a significant strain on our resources. We may incur significant expenses as we attempt to scale our resources and make investments in our business that we believe are necessary to achieve long-term growth goals. If we are unable to manage our growth effectively, our expenses could increase without a proportionate increase in revenue, our margins could decrease, and our business and results of operations could be adversely affected.

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We may be adversely affected by climate change or by legal, regulatory or market responses to such change.

The long-term effects of climate change are difficult to predict; however, such effects may be widespread. Impacts from climate change may include physical risks (such as rising sea levels or frequency and severity of extreme weather conditions), social and human effects (such as population dislocations or harm to health and well-being), compliance costs and transition risks (such as regulatory or technology changes) and other adverse effects. The effects of climate change could increase the cost of certain products, commodities and energy (including utilities), which in turn may impact our ability to procure goods or services required for the operation of our business. Climate change could also lead to increased costs as a result of physical damage to or destruction of our facilities, loss of inventory, and business interruption due to weather events that may be attributable to climate change. These events and impacts could materially adversely affect our business operations, financial position or results of operation.

We might be adversely impacted by changes in accounting standards.

Our consolidated financial statements are subject to the application of U.S. GAAP, which periodically is revised or reinterpreted. From time to time, we are required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the Financial Accounting Standards Board (“FASB”) and the SEC. It is possible that future accounting standards may require changes to the accounting treatment in our consolidated financial statements and may require us to make significant changes to our financial systems. Such changes might have a materially adverse impact on our financial position or results of operations.

For all of the foregoing reasons and others set forth herein, an investment in our securities involves a high degree of risk.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity.

We employ processes for assessing, identifying, and managing material risks from cybersecurity threats that are incorporated into our overall risk management system. These items are designed to help protect our information assets from internal and external threats and protect the integrity and confidentiality of our data. Our system includes procedural and technical safeguards, response plans, and reviews of our policies. We engage various external entities, including consultants, to improve and enhance our cybersecurity oversight. We provide all employees and consultants with cybersecurity and prevention training including timely and relevant topics covering social engineering, phishing, mobile security, and data protection and the need for reporting incidents and suspicious events immediately. With respect to third parties that assist in our cybersecurity oversight, we obtain reports to assess the security of their systems and processes. We engage in ongoing monitoring of all third-party providers to ensure compliance with our cybersecurity standards.

Although we develop and maintain systems and controls designed to prevent cybersecurity threats from occurring, and we have a process to identify and mitigate threats, the development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly sophisticated. Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely. As we outsource more of our information systems to vendors, engage in more electronic transactions with service providers and patients, and rely more on cloud-based information systems, the related security risks will increase and we will need to expend additional resources to protect our technology and information systems. In addition, there can be no assurance that our internal information technology systems or those of our third-party contractors, or our consultants’ efforts to implement adequate security and control measures, will be sufficient to protect us against breakdowns, service disruption, data deterioration or loss in the event of a system malfunction, or prevent data from being stolen or corrupted in the event of a cyberattack, security breach, industrial espionage attacks or insider threat attacks which could result in financial, legal, business or reputational harm.

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We have processes in place to identify, assess and monitor material risks from cybersecurity threats, including the material risks of the Company. These processes are part of our overall enterprise risk management process and have been embedded in our operating procedures, internal controls and information systems. On a regular basis we implement into our operations these cybersecurity processes, technologies, and controls to assess, identify, and manage material risks. Cybersecurity risks related to our business, technical operations, privacy and compliance issues are identified and addressed through a multi-faceted approach including third party assessments, IT security, governance, risk and compliance reviews. To defend, detect and respond to cybersecurity incidents, we, among other things, have developed cybersecurity measures for our technology platform that include a variety of safety measures.

Incidents are evaluated to determine materiality as well as operational and business impact, and reviewed for privacy impact.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading “We face cyber security risks that could result in damage to our reputation and/or subject us to fines, payment of damages, lawsuits and restrictions on our use of data” included as part of our risk factor disclosures at Item 1A of this Annual Report on Form 10-K.

Cybersecurity is an important part of our risk management processes and an area of focus for our Board and management.

Our Information Technology department is responsible for the oversight of risks from cybersecurity threats. The Board receives information and updates periodically with respect to the effectiveness of our cybersecurity and information security framework, data privacy and risk management. The Board will also be provided updates on any material incidents relating to information systems security and cybersecurity incidents.

As of and for the year ended December 31, 2024, there have been no cybersecurity incidents that have materially affected the Company’s business strategy, results of operations, or financial condition.

Although we have designed our cybersecurity program and governance procedures discussed above to mitigate cybersecurity risks, we have experienced, and we may in the future experience cybersecurity risks, threats and attacks. To date, these risks, threats or attacks have not had a material impact on our operations, business strategy or financial results, but we cannot provide assurance that they will not have a material impact in the future. See the section entitled “Risk Factors” included elsewhere in this Annual Report for further information. We continuously work to enhance our cybersecurity risk management program.

Item 2. Properties

The MeridianBet Group’s headquarters are located in Belgrade, Serbia. As of the date of this report, the Company owns or leases facilities for corporate functions, business operations, and other related purposes at locations throughout its numerous jurisdictions.

On June 1, 2021, Golden Matrix (through GTG) entered into a three-year term lease agreement for approximately 1,931 square feet of office space located at Suite 405, 2 Grosvenor Street, Bondi Junction, NSW 2022, Australia and two parking spaces, which commenced on June 1, 2021. The Company has renewed the lease for a period of three years which will expire on May 31, 2027.

The Company (through RKings) maintains office and warehousing which are month-to-month rental arrangements that can be terminated by either the landlord or tenant with 30 days’ notice.

The Company (through Classics) maintains office and warehousing which are month-to-month rental arrangements that can be terminated by either the landlord or tenant with 30 days’ notice.

The Company maintains a Virtual Managed Office at 3651 Lindell Road, Ste D131 Las Vegas NV, 89103, which serves as its principal business location. The office is managed by BSSI, a business solutions provider.

The Company believes its existing facilities and equipment, which are used by all reportable segments, are in good operating condition and are suitable for the conduct of its business.

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Item 3. Legal Proceedings

From time to time, the Company may be subject to legal proceedings, claims, and government investigations in the ordinary course of business. These may include, but are not limited to, claims relating to: its products and services; workforce, technology, and business processes, such as worker classification and patent claims; and intellectual property, such as trademarks and copyright infringement claims. The results of any future litigation cannot be predicted with certainty and, regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources, harm to brand and reputation, and other factors.

The Company is in dispute with Mr. Paul Hardman (one of the sellers of the 80% interest in RKings, described above in Item 1. Business, Organizational History) with regards to the Holdback Amount (as defined above) of $626,450 that he has alleged is still owed to him.  That amount is accrued and included in the Company’s liabilities as of December 31, 2024.  The Company’s dispute and claims against Mr. Hardman stem from breaches of the terms of the RKings Purchase Agreement by Mr. Hardman. The Company is vigorously pursuing the claim of breach of the RKings Purchase Agreement against Mr. Hardman; however, at this point, no formal legal action has been initiated by either party to date.

The Company is involved in a dispute with one of its Cyprus subsidiaries’ minority owners. Meridian Malta owns 51% of the Cypriot company, Fair Champions Meridian Ltd. (“Fair Champions”). Meridian Malta and the minority shareholders of Fair Champions are engaged in four related court actions, two of which (one from each side) seek the liquidation of that company. The proceedings are pending in the District Court of Limassol, cases General Application No. 378/2016; General Application No. 542/2020; Case No. 1080/2017; and Case No. 418/2017. The actions were initiated between September and February 2020. Given the parties’ petitions for relief, the ultimate liquidation of that entity is likely, though it is also possible the Court will engineer one set of party’s buyout of the other. In the third action, the minority shareholders are asserting derivative claims on behalf of Fair Champions. In the fourth, Meridian Serbia has sued certain minority shareholders for misrepresentations made at the time of the Company Parties’ acquisition of its majority interest in Fair Champions. MeridianBet Group is seeking reimbursement of the sum it paid for that interest. The Company is vigorously defending this dispute and believes that dispute will be resolved in the Company's favor, and as such, a reserve has not been accrued.

Meridian Malta is participating in a dispute with the Greek tax authorities (acting through the Audit Centre for Large Enterprises). The MeridianBet Group has conducted business remotely (i.e., via internet) in Greece through Meridian Malta. Meridian Malta—like two dozen other remote betting entities—is locked in a tax dispute with the Greek tax authorities relating to tax years 2012 through 2014. The Greek authorities filed initial assessments, which Meridian Malta then appealed. The bases of the appeals included arguments that (i) Greece incorrectly assessed Meridian Malta’s tax liability; and (ii) Meridian Malta paid taxes on its Greek revenues in Malta, so it is exempt from further taxes under the two countries’ double taxation treaty. The appeals are at various stages of adjudication. These actions, instituted in December 2018 and April 2019, are pending in the Administrative Court of Appeal of Athens and the Supreme Court of Greece, respectively. The Company is vigorously defending this dispute and believes that dispute will be resolved in the Company's favor, but out of prudence, the Company had accrued a tax expense of $1,468,472 for the said dispute.

The Company is involved in various labor and tax-related disputes in the ordinary course of business. These matters include, but are not limited to, employee claims, wage and hour disputes, and tax assessments by regulatory authorities. The majority of disputes relate to labor disputes with former employees of the Meridian Group, which represents more than 90% of all disputes. While the outcomes of such matters are inherently uncertain, based on current information and management’s assessment, none of these disputes are expected to have a material impact on the Company’s financial position, results of operations, or cash flows. The Company continues to monitor these matters and will update its disclosures as necessary should any material developments arise.

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, other than ordinary routine litigation incidental to the business, we are not currently a party to any material legal proceeding. In addition, we are not aware of any material legal or governmental proceedings against us or contemplated to be brought against us. The impact and outcome of litigation, if any, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We believe the ultimate resolution of any such current proceeding will not have a material adverse effect on our continued financial position, results of operations or cash flows.

The Company may become involved in material legal proceedings in the future.

Item 4. Mine Safety Disclosures

Not applicable.

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PART II

Item 5. Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is presently traded on The Nasdaq Capital Market under the symbol “GMGI”.  Prior to March 17, 2022, our common stock was quoted on the OTCQX® Best Market operated by OTC Markets Group Inc. (the “OTCQX”), under the symbol “GMGI”.  Prior to September 22, 2021, our common stock was quoted on the OTC Pink market operated by OTC Markets Group Inc.

Holders

According to the records of our transfer agent, as of December 31, 2024 there were approximately 165 record holders of our common stock, one holder of our Series B Voting Preferred Stock, and three holders of our Series C Voting Preferred Stock. The number of record holders does not include beneficial owners of common stock whose shares are held in the names of banks, brokers, nominees, or other fiduciaries.

Dividends

We have never paid any cash dividends on our common stock. We currently anticipate that we will retain all future earnings for use in our business. Consequently, we do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends in the future will depend upon our results of operations, as well as our short‑term and long‑term cash availability, working capital, working capital needs, and other factors as determined by our Board of Directors. Currently, except as may be provided by applicable laws, there are no contractual or other restrictions on our ability to pay dividends if we were to decide to declare and pay them.

Recent sales of unregistered securities

There have been no sales of unregistered securities during the year ended December 31, 2024, and from the period from January 1, 2025 to the filing date of this Report, which have not previously been disclosed in a Quarterly Report on Form 10-Q or in a Current Report on Form 8-K, except as follows:

Recent sales of unregistered securities during our fiscal year ended December 31, 2024

Acquisition of Minority Interest in Meridian Gaming S.A.C. Peru and Meridian Worldwide Ltd. Cyprus.

The Meridian Purchase Agreement required the purchase of the minority shares of certain subsidiaries of the MeridianBet Group.

Based on this, on September 3, 2024, sales-purchase agreements were signed between the buyer – Meridian Malta and the seller of a 24.5% minority share in the company Meridian Gaming Peru S.A.C., Mr. Juan Jose Mantese.

The purchase price was $3,098,797, of which, in accordance with the agreement, a portion was paid by way of the issuance of 814,768 shares of restricted common stock of the Company, each with an individual value of $3.00, with the remainder paid in cash, totaling $654,493.

On October 3 and November 8, 2024, share purchase agreements was signed between the buyer – Meridian Gaming Ltd. Malta and the sellers of a 15.5% minority share in Meridian Worldwide Ltd. Cyprus, which consisted of the following shareholders: Costas Joannides, Marko Pejovic, Jelena Sarenac, Vladimir Lenger and Marija Teodosic.

The purchase price was $4,073,704, of which, in accordance with the agreement, a portion was paid in restricted shares of common stock of the Company, totaling 1,071,101 shares, each with an individual value of $3.00, while the remainder was paid in cash, totaling $860,404.

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On December 11, 2024, 20,000 shares of restricted common stock were issued to a consultant in consideration for business advisory and consulting services rendered to the Company in November 2024.

Recent issuances of unregistered securities subsequent to our fiscal year ended December 31, 2024

On January 1, 2025, 20,000 shares of restricted common stock were issued to a consultant in consideration for business advisory and consulting services rendered to the Company in December 2024.

On January 1, 2025, 1,071,101 shares of restricted common stock were issued to five individuals as consideration to acquire a 15.5% minority interest in Meridian Worldwide CY Limited.

On January 1, 2025, 814,768 shares of restricted common stock were issued to one individual as consideration to acquire a 24.5% minority interest in Meridian Gaming Peru S.A.C., as discussed above.

On February 3, 2025, 20,000 shares of restricted common stock were issued to a consultant in consideration for business advisory and consulting services rendered to the Company in January 2025.

On March 3, 2025, 20,000 shares of restricted common stock were issued to a consultant in consideration for business advisory and consulting services rendered to the Company in February 2025.

We claim an exemption from registration for the issuance of the shares of common stock described above pursuant to Section 4(a)(2), Rule 506(b) and/or Regulation S of the Securities Act since the shares of common stock were issued to an “accredited investor”, a non-U.S. person (as defined under Rule 902 section (k)(2)(i) of Regulation S), pursuant to an offshore transaction, and no directed selling efforts were made in the United States by the Company, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing or a person who had access to similar information which would be available in a registration statement filed pursuant to the Securities Act. The securities are subject to transfer restrictions, and the securities contain an appropriate legend stating that such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom. The securities were not registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

Issuer Repurchases of Equity Securities

The following table sets forth share repurchase activity for the respective periods:

			Total Number	Approximate
			of Shares	Dollar Value of
			Purchased as	Shares that
			Part of	May Yet Be
			Publicly	Purchased
	Total Number	Average	Announced	Under the
	of Shares	Price Paid Per	Plans or	Plans or
Period	Purchased	Share	Programs(1)	Programs(1)
October 1 – October 31, 2024	—	$—	—	$4,998,329
November 1 - November 30, 2024	—	$—	—	4,998,329
December 1 – December 31, 2024	59,796	$2.0307	59,796	$4,876,900
Total	59,796	$2.0307	59,796

(1) On July 15, 2024, the Board of Directors of the Company approved a share repurchase program for the purchase of up to $5.0 million of the currently outstanding shares of the Company’s common stock. The repurchase program is scheduled to expire on July 15, 2025, when a maximum of $5.0 million of the Company’s common stock has been repurchased, or when such program is discontinued by the Company. Under the stock repurchase program, shares may be repurchased from time to time in the open market or through negotiated transactions at prevailing market rates, or by other means in accordance with federal securities laws. Repurchases will be made at management’s discretion at prices management considers to be attractive and in the best interests of both the Company and its stockholders, subject to the availability of stock, general market conditions, the trading price of the stock, alternative uses for capital, and the Company’s financial performance. Open market purchases are expected to be conducted in accordance with the limitations set forth in Rule 10b-18 of the Exchange Act and other applicable laws and regulations. Repurchases may also be made under a Rule 10b5-1 plan, which would permit shares to be repurchased when the Company might otherwise be precluded from doing so under insider trading laws.

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Item 6. [Reserved]

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward-looking statements

The following discussion of the Company’s historical performance and financial condition should be read together with the consolidated financial statements and related notes in “Item 8. Financial Statements and Supplemental Data” of this Report. This discussion contains forward-looking statements based on the views and beliefs of our management, as well as assumptions and estimates made by our management. These statements by their nature are subject to risks and uncertainties, and are influenced by various factors. As a consequence, actual results may differ materially from those in the forward-looking statements. See “Item 1A. Risk Factors” of this Report for the discussion of risk factors and see “Cautionary Statement Regarding Forward-Looking Statements” for information on the forward-looking statements included below.

Summary of Information Contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is provided in addition to the accompanying audited financial statements and notes to assist readers in understanding our results of operations, financial condition, and cash flows. MD&A is organized as follows:

•	Results of Operations. An analysis of our financial results comparing the twelve-month periods ended December 31, 2024 and 2023.

•	Cash Requirements, Liquidity and Capital Resources. An analysis of changes in our consolidated balance sheets and cash flows and discussion of our financial condition.

•

Critical Accounting Policies and Estimates. Accounting estimates that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.

Results of Operations

Twelve months ended December 31, 2024, compared to the twelve months ended December 31, 2023.

The following table summarizes the consolidated results of operations for the changes between the periods. Effective on April 1, 2024, the Golden Matrix acquired 100% of the MeridianBet Group, which was accounted for as a reverse merger. As a result, the historical financial information below represents the accounts of MeridianBet Group. Golden Matrix’s operations before the Meridian Purchase were excluded prior to April 1, 2024, the effective closing date of the Meridian Purchase.

	Twelve Months Ended December 31,
	2024	2023	$Change	%Change
Revenue	$151,115,532	$92,993,521	$58,122,011	63%
Cost of goods sold (COGS)	62,543,407	24,750,293	37,793,114	153%
Gross profit	88,572,125	68,243,228	20,328,897	30%
General and administrative expenses	85,828,421	54,483,998	31,344,423	58%
Income from operations	2,743,704	13,759,230	(11,015,526)	(80)%
Interest expense	(3,521,288)	(36,163)	(3,485,125)	9637%
Interest earned	218,145	97,820	120,325	123%
Foreign exchange gain (loss)	(494,825)	72,459	(567,284)	(783)%
Other income	2,262,782	1,572,256	690,526	44%
Provision for income taxes	2,618,367	1,570,716	1,047,651	67%
Net income (loss)	(1,409,849)	13,894,886	(15,304,735)	(110)%
Net income attributable to noncontrolling interest	70,400	192,348	(121,948)	(63)%
Net income (loss) attributable to GMGI	$(1,480,249)	$13,702,538	$(15,182,787)	(111)%

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Revenue. Revenue increased by $58,122,011, or 63%, to $151,115,532 for the twelve months ended December 31, 2024, from $92,993,521 for the twelve months ended December 31, 2023. The increase was primarily attributable to the acquisition of Golden Matrix, which contributed $44,885,110 of revenues in the twelve months ended December 31, 2024. $32,401,718 of the revenues were from prize competitions and trade promotions, and $11,230,611 of the revenues were from resale of third-party gaming content and software usage, both of which did not exist until the acquisition of Golden Matrix. Revenues from online casinos increased by $8,126,070, or 24%, to $42,529,464, for the twelve months ended December 31, 2024, from $34,403,393 for the twelve months ended December 31, 2023, mainly due to the increase in the offer of online casino games from different providers to 1500+, the launch of our integrated Play'n GO provider, the launch of the new game "Super Heli" from the Company’s studio Expanse, which became a top 3 most popular game in the third quarter of 2024, and revenues from online sports betting which increased by $4,149,050, or 12%, to $37,604,954, for the twelve months ended December 31, 2024, from $33,455,904 for the twelve months ended December 31, 2023, mainly due to our marketing campaigns, including marketing around the European football/soccer Championship in June 2024 and the Summer Olympic Games in August/September of 2024. Revenues from retail sports betting and retail casino increased by $814,105, or 4%, to $23,183,054 for the twelve months ended December 31, 2024, from $22,368,949 for the twelve months ended December 31, 2023, mainly due to an increase in the number of new slot machines (120) and favorable retail sports results during the month of June 2024, thanks to the impact of the European football/soccer championship during June/July 2024.

COGS. Costs of goods sold increased by $37,793,114, or 153%, to $62,543,407 for the twelve months ended December 31, 2024, from $24,750,293 for the twelve months ended December 31, 2023. The increase was primarily attributable to the acquisition of Golden Matrix, which contributed $33,401,741 to COGS in the twelve months ended December 31, 2024. A total of $24,439,740 of the COGS was from prize competitions and trade promotions, and $8,783,959 of the COGS was from resale of third-party gaming content, both of which did not exist until the acquisition of Golden Matrix effective on April 1, 2024. COGS from online casinos, online sports betting, retail casinos and retail sports betting increased by $4,347,736 in total, or 18%, to $28,018,654 for the twelve months ended December 31, 2024, from $23,670,918 for the twelve months ended December 31, 2023, mainly due to the increase in the variable amounts of gaming tax and software fee costs which were in line with the increase in income from online casinos, online sports betting, retail casinos and retail sports betting.

Gross profit. Gross profit increased by $20,328,897, or 30%, to $88,572,125 for the twelve months ended December 31, 2024, from $68,243,228 for the twelve months ended December 31, 2023. The increase was primarily attributable to the acquisition of Golden Matrix, which contributed $11,483,369 to gross profit in the twelve months ended December 31, 2024. Gross profit from online casinos, online sports betting, retail casinos and retail sports betting increased by $8,741,490 or 13%, for the twelve months ended December 31, 2024, compared to the twelve months ended December 31, 2023. The increase in the gross profit was mainly due to the increase in the revenues as discussed above.

General and administrative expenses (G&A). General and administrative expenses increased by $31,344,423, or 58%, to $85,828,421 for the twelve months ended December 31, 2024, from $54,483,998 for the twelve months ended December 31, 2023. General and administrative expenses consisted primarily of stock-based compensation, depreciation expenses, amortization expenses, salary and wages, professional fees, marketing expenses, bad debt expense, rents and utilities. The reasons for the increase in the G&A are discussed in greater detail below:

Stock-based compensation (within G&A) for the twelve months ended December 31, 2024, was $4,627,557, compared to $0 for the twelve months ended December 31, 2023, a $4,627,557 increase from the prior period, which was due mainly to restricted stock units (RSUs) granted to employees and directors of the Company, as well as shares issued for services during the period.

Amortization expenses for the twelve months ended December 31, 2024, were $6,373,696, compared to $1,898,027 for the twelve months ended December 31, 2023, a $4,475,669, or 236% increase from the prior period, which was due mainly to the amortization of the new intangible assets recognized as a result of the acquisition of Golden Matrix.

Salaries and wages for the twelve months ended December 31, 2024, were $21,230,038, compared to $14,591,220 for the twelve months ended December 31, 2023, a $6,638,818 or 45% increase from the prior period, which was due partially to $2,506,238 of salaries paid to employees of Golden Matrix after the acquisition. Salaries paid to employees of MeridianBet Group increased by $4,132,580, which was due mainly to increased headcount to both support revenue growth and to enable the entry into new markets for the current period, as well as an increase in employee salaries, compared to the prior period.

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Professional fees for the twelve months ended December 31, 2024, were $3,992,383, compared to $2,024,135 for the twelve months ended December 31, 2023, a $1,968,248 or 97% increase from the prior period, which was due partially to the $1,173,025 of professional fees of Golden Matrix after the acquisition, in connection with the acquisition of Golden Matrix, Classics, fund raising and accounting fees. Professional fees of MeridianBet Group increased by $795,223, which was mainly due to consulting services as well as legal and audit services, in connection with the acquisition with Golden Matrix.

Marketing expenses for the twelve months ended December 31, 2024, were $18,925,124, compared to $12,190,153 for the twelve months ended December 31, 2023, a $6,734,971 or 55% increase from the prior period, which was due partially to the $4,088,272 of marketing fees from Golden Matrix after the acquisition, in connection with prize competitions in the UK, trade promotions in Australia and online casino business in Mexico, and the resale of gaming content in the Asia Pacific region. Marketing expenses of MeridianBet Group increased by $2,646,699, primarily driven by our focused efforts around the European football/soccer championship (EURO 2024, June/July 2024) and the Summer Olympic Games in August/September 2024. We invested in new video content on YouTube, TV commercials, billboards, and strategic sponsorships. Additionally, our expanded online campaigns on Facebook and Google, along with organizing trips for our customers, reflect our traditionally rooted commitment to investing in customer engagement and brand visibility.

Rents and utilities for the twelve months ended December 31, 2024, were $6,845,588, compared to $5,691,895 for the twelve months ended December 31, 2023, a $1,153,693 or 20% increase from the prior period, which was mainly due to the opening of new betting shops, which contributed to the growth of rent and utility costs, as well as the general increase in heating, electricity, telephone and internet costs, due to inflationary trends.

Bad debt expense for the twelve months ended December 31, 2024 were $1,358,147, compared to $304,358 for the twelve months ended December 31, 2023, a $1,053,789 or 346% increase from the prior period, which was mainly due to the recognition of an allowance for doubtful accounts related to aged receivables from the Company’s resale of gaming content business that were deemed uncollectible.

 Interest expense. The interest expense increased by $3,485,125, or 2,490%, to $3,521,288 for the twelve months ended December 31, 2024, from $36,163 for the twelve months ended December 31, 2023. The increase was mainly due to the amortization of debt discount related to the issuance of the Secured Convertible Note in the amount of $2,157,607 and interest from Facility Agreement in the amount of $1,114,524.

Interest earned. The interest earned increased by $120,325, or 123%, to $218,145 for the twelve months ended December 31, 2024, from $97,820 for the twelve months ended December 31, 2023. The increase was mainly due to earned interest income from term deposits with banks.

Foreign exchange loss. The foreign exchange loss increased by $(567,284), to $(494,825) for the twelve months ended December 31, 2024, from a gain of $72,459 for the twelve months ended December 31, 2023. This increase was primarily driven by the appreciation of the USD against the AUD and MXN, affecting subsidiaries that owe balances to the parent company in USD and the depreciation of the USD against the Euro and RSD, currencies in which the Company holds debts.

Other Income. Other income is related to income from marketing services for third-party advertising in MeridianBet Group betting shops, the sale of fixed assets, value-added-tax (VAT) refunds, income from compensation for damages, income from reduction of liabilities and other income that is not directly related to the Company's core activity. For the twelve months ended December 31, 2024, and 2023, other income amounted to $2,262,782 and $1,572,256, respectively. The increase of $690,526 for the twelve months ended December 31, 2024, versus the twelve months ended December 31, 2023, is attributable to other operating income from the franchise partners such as marketing services, customer support services, staff training services, etc.

Provision for income taxes. The provision for income tax increased by $1,047,651, or 67%, to $2,618,367 in the twelve months ended December 31, 2024, from $1,570,716 in the twelve months ended December 31, 2023.  The increase was mainly due to $1,468,472 in accrued tax expenses in Greece, discussed in greater detail in “NOTE 21 - COMMITMENTS AND CONTINGENCIES”, in the notes to the financial statements included under “Item 8. Financial Statements and Supplementary Data”, as well as $558,637 in income taxes related to prize competitions in the UK and trade promotions in Australia, which were acquired as part of the Golden Matrix acquisition effective on April 1, 2024.

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Net income (loss) attributable to noncontrolling interest. Net income (loss) attributable to noncontrolling interest in the acquired entity is measured at their proportionate share of the acquired entity’s and for (a) Bit Tech Tanzania in the percentage of 10%, (b) Meridian Gaming Peru in the percentage of 24.5%, (c) Fair Champions Meridian Cyprus in the percentage of 49%, and (d) Classics Holding Pty Ltd Australia in the percentage of 20%. For the twelve months ended December 31, 2024, and 2023, net income attributable to noncontrolling interest amounted to $70,400 and $192,348, respectively. The decrease was primarily due to the net loss incurred by the companies for the twelve months ended December 31, 2024.

Net income (loss) attributable to GMGI. Net income attributable to GMGI decreased by $15,182,787, or 111%, to a net loss of $1,480,249 for the twelve months ended December 31, 2024, from net income of $13,702,538 for the twelve months ended December 31, 2023. The decrease was mainly due to an increase in the general and administrative expenses, foreign exchange losses, and interest expenses as discussed above.

Our operating results are difficult to forecast. Our prospects should be evaluated in light of the risks, expenses and difficulties commonly encountered by comparable development stage companies.

Cash Requirements, Liquidity and Capital Resources

We had $30,125,944 of cash on hand and a working capital deficit of $18,484,062 as of December 31, 2024. We believe our cash on hand is sufficient to meet our current working capital and capital expenditure requirements for a period of at least twelve months. We will continue to evaluate our long-term operating performance and cash needs and we believe we are well positioned to continue to fund the long-term operations of our business. We may raise additional equity and debt funding in the future, including up to $8.5 million that is available to be sold under our November 22, 2024, Equity Distribution Agreement in at-the-market offerings

Our material cash requirements include the following contractual obligations:

Debt:

The Company currently has the following outstanding debts:

1.	Unicredit Bank Facility;
2.	Hipotekarna Bank Facility;
3.	Igor Salindrija Facility; and
4.	Lind Global Asset Management VIII LLC Secured Convertible Note.

See “NOTE 15 – LONG TERM LIABILITIES” in the notes to the financial statements included under “Item 8. Financial Statements and Supplementary Data”, for more details on these debts.

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Consideration payable to the former owners of MeridianBet Group:

As discussed in greater detail in “NOTE 22 - MERIDIANBET GROUP PURCHASE AGREEMENT”, in the notes to the financial statements included under “Item 8. Financial Statements and Supplementary Data”, the Company incurred the following payment obligations in connection with the Meridian Purchase:

Consideration payable to the former owners of MeridianBet Group	Cash Consideration Due	Cash Consideration Paid	Paid In Golden Matrix Shares	Cash Consideration Balance as of December 31, 2024
Closing Cash Consideration	$12,000,000	$12,000,000	$-	$-
Deferred Cash Consideration	18,000,000	11,498,409	6,000,000	501,591
Contingent Post-Closing Cash Consideration due 5 days after the six-month anniversary of the Closing	5,000,000	225,000	2,125,000	2,650,000
12 Month Non-Contingent Post-Closing Cash Consideration	10,000,000	129,540	-	9,870,460
18 Month Non-Contingent Post-Closing Cash Consideration	10,000,000	-	-	10,000,000
Promissory Note Consideration	15,000,000	-	-	15,000,000
Consideration paid	$70,000,000	$23,852,949	$8,125,000	$38,022,051

Contingent obligation:

The Company had a possible holdback payment of approximately $626,450 (GBP 500,000) as part of the consideration for the acquisition of RKings. The holdback is contested by the Company and currently subject to ongoing claims.

Holdback Cash Considerations to Classics Sellers

The Holdback Cash in the amount of AUD $500,000 (USD $326,700) is to be released to the Classics Sellers, if (and only if) the Company determines, within six (6) months after the Closing Date (defined below) that the Classics Sellers have not defaulted in, or breached, any of their obligations, covenants or representations under the Exchange Agreement and/or under the Shareholders Agreement.

Liquidity and capital resources

Description	As of December 31,	As of December 31,
	2024	2023
Cash and cash equivalents	$30,125,944	$20,405,296
Working capital (deficit)	$(18,484,062)	$9,355,540
Shareholders’ equity	$108,950,580	$59,986,549

The Company had $30,125,944 of cash on hand at December 31, 2024 and total assets of $213,717,593 ($45,066,481 of which were current assets) and a working capital deficit of $18,484,062 as of December 31, 2024. The working capital deficit was mainly due to $17,291,241 of current portion of long-term loans included in current liabilities as well as $19,870,460 current consideration payable to the Meridian Sellers. Included in total assets at December 31, 2024 was $71,249,119 of goodwill and $56,393,457 in net intangible assets, as discussed in greater detail above under “NOTE 8 – INTANGIBLE ASSETS– SOFTWARE, LICENSES, TRADEMARKS, DEVELOPED TECHNOLOGY,  CUSTOMER RELATIONSHIPS, AND NON-COMPETE AGREEMENTS”, in the notes to the financial statements included under “Item 8. Financial Statements and Supplementary Data”.

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The Company had $20,405,296 of cash on hand and total assets of $79,852,980 ($26,929,402 of which were current assets) at December 31, 2023. The Company had total working capital of $9,355,540 as of December 31, 2023. Included in total assets at December 31, 2023 was $15,107,422 in net intangible assets, as discussed in greater detail above under “NOTE 8 – INTANGIBLE ASSETS– SOFTWARE, LICENSES, TRADEMARKS, DEVELOPED TECHNOLOGY,  CUSTOMER RELATIONSHIPS, AND NON-COMPETE AGREEMENTS”, in the notes to the financial statements included under “Item 8. Financial Statements and Supplementary Data”.

The increase in cash of $9,720,648 between December 31, 2024, and December 31, 2023, was mainly due to the proceeds from loans and borrowings.

Our financial focus is on long-term, sustainable growth in revenue with the goal of marginal increases in expenses. We believe that the Company’s operations are highly scalable, and we plan to continuously add new products to our offerings with the anticipation that they will provide successful revenue growth.

In the future, we may be required to seek additional capital, including to pay amounts due pursuant to the terms of the MeridianBet Group Purchase Agreement, and to repay outstanding debt as discussed above, by selling additional debt or equity securities, which may include up to $8.5 million that is available to be sold under our November 22, 2024, Equity Distribution Agreement in at-the-market offerings, or may otherwise be required to bring cash flows in balance when we approach a condition of cash insufficiency. The sale of additional equity or debt securities, if accomplished, may result in dilution to our then shareholders. Financing may not be available in amounts or on terms acceptable to us, or at all. In the event we are unable to raise additional funding and/or obtain revenues sufficient to support our expenses, we may be forced to scale down our operations, which could cause our securities to decline in value.

See “NOTE 15 – LONG TERM LIABILITIES” in the notes to the financial statements included under “Item 8. Financial Statements and Supplementary Data”, for more details on the Company’s debts and lending facilities.

Cash flows

	Twelve Months Ended December 31,
	2024	2023
Cash provided by operating activities	$23,916,426	$23,689,511
Cash used in investing activities	$(37,434,035)	$(13,065,811)
Cash provided by (used in) financing activities	$27,712,266	$(4,153,625)

Cash flows from operating activities include net income adjusted for certain non-cash expenses, and changes in operating assets and liabilities. Non-cash expenses for the twelve months ended December 31, 2024, mainly include stock-based compensation, amortization expenses on intangible assets, and depreciation on property plant and equipment.

The Company generated cash from operating activities of $23,916,426 during the twelve months ended December 31, 2024, due primarily to a $4,337,364 increase in accounts payable and accrued liabilities, a $5,618,901 increase in right of use liabilities, $4,707,313 of stock-based compensation, $2,157,607 of non-cash interest expense related to debt discount amortization, $6,373,696 of amortization expenses relating to intangible assets, and $4,416,495 of depreciation expenses, which was mainly offset by a $1,409,849 net loss, and a $958,112 increase in inventory.

The Company generated cash from operating activities of $23,689,511 during the twelve months ended December 31, 2023, due primarily to $13,894,886 of net income, $1,898,027 of amortization expenses, $3,519,083 of depreciation expenses, a $3,617,968 increase in accounts payable and accrued liabilities, an $843,595 increase in taxes payable, and a $1,839,949 increase in right of use liabilities, which was mainly offset by a $556,447 decrease in other liabilities.

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During the twelve months ended December 31, 2024, cash used in investing activities was $37,434,035, which was primarily due to $23,852,949 of consideration paid to the former owners of MeridianBet Group in connection with the Meridian Purchase, $4,126,172 of consideration paid to acquire Classics, $14,827,206 spent on intangible assets, and the $7,164,733 spent on property, plant and equipment, which was partially offset by $17,355,360 in cash assumed from investment in Golden Matrix.

During the twelve months ended December 31, 2023, cash used in investing activities was $13,065,811, which was primarily due to $7,345,778 spent on intangible assets, and $5,744,202 spent on property, plant and equipment.

During the twelve months ended December 31, 2024, cash provided by financing activities was $27,712,266, which was primarily due to proceeds from loans of $25,972,500, attributable to the Unicredit Bank facility, Hipotekarna Bank facility and the Igor Salindrija borrowing, and proceeds from convertible note and warrant of $8,747,556, relating to the Secured Convertible Note and Lind Warrants, discussed in greater detail above in the notes to consolidated financial statements under “NOTE 15 – LONG TERM LIABILITIES—Lind Global Asset Management VIII LLC Securities SPA / Promissory Note” in the notes to the financial statements included under “Item 8. Financial Statements and Supplementary Data”, for more details on these debts, which was offset by repayment of lease of $2,474,864 and repayment of debt of $3,675,091. During the twelve months ended December 31, 2023, cash used in financing activities was $4,153,625, which was primarily due to repayment of lease of $2,354,666 and payments of dividends of $1,798,959 to the former owners of MeridianBet Group.

The Company had a net increase in cash of $9,720,648 for the twelve months ended December 31, 2024, which is mostly attributable to the proceeds from loans and borrowings as discussed above.

Distribution Agreement

On November 22, 2024, we entered into an Equity Distribution Agreement with Craig-Hallum Capital Group LLC. Pursuant to the Distribution Agreement, the Company may sell, at its option, up to an aggregate of $20 million in shares of its common stock through Craig-Hallum, as sales agent. Sales of the common stock made pursuant to the Distribution Agreement, if any, will be made under the Company’s effective Registration Statement on Form S-3. Subject to the terms and conditions of the Distribution Agreement, Craig-Hallum may sell the shares, if any, only by methods deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act, including without limitation sales made directly through The Nasdaq Capital Market, by means of ordinary brokers’ transactions, in negotiated transactions, to or through a market maker other than on an exchange or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices and/or any other method permitted by law. The Company is not obligated to sell, and Craig-Hallum is not obligated to buy or sell, any shares of common stock under the Distribution Agreement.

The Company will pay Craig-Hallum a commission equal to 3.00% of any gross proceeds from the sale of shares of the Company’s common stock under the Distribution Agreement. Pursuant to the terms of the Distribution Agreement, the Company also provided Craig-Hallum with customary indemnification rights and has agreed to reimburse Craig-Hallum for certain specified expenses up to $50,000, plus up to $5,000 for each future quarterly period that the Distribution Agreement remains in place. The offering of common stock pursuant to the Distribution Agreement will terminate upon the earlier of (i) the sale of all of the common stock subject to the Distribution Agreement and (ii) the termination of the Distribution Agreement by the Company or Craig-Hallum. Either party may terminate the agreement in its sole discretion at any time upon written notice to the other party.

No assurance can be given that the Company will sell any shares of common stock under the Distribution Agreement, or, if it does, as to the price or amount of shares of common stock that it sells or the dates when such sales will take place.

No shares have been sold under the Distribution Agreement to date.

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Adjusted EBITDA – Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization

In addition to our results calculated under generally accepted accounting principles in the United States (“GAAP”), we also present EBITDA and Adjusted EBITDA below. EBITDA and Adjusted EBITDA are “non-GAAP financial measures” presented as a supplemental measure of the Company’s performance. They are not presented in accordance with GAAP. The Company uses EBITDA and Adjusted EBITDA as a metric of profits and successful operations management. In particular, we use Adjusted EBITDA as a milestone for the purposes of certain incentive compensation programs applicable to some of our officers and directors, in order to evaluate our company’s performance and determine whether certain restricted stock units vest as of the end of December 31, 2024. EBITDA means net income (loss) before interest, taxes, depreciation and amortization. Adjusted EBITDA means EBITDA before stock-based compensation, and restructuring costs which include charges or expenses attributable to acquisition related costs. EBITDA and Adjusted EBITDA should be viewed as supplemental to, and not as an alternative for net income or loss calculated in accordance with GAAP.

EBITDA and Adjusted EBITDA are presented because we believe they provide additional useful information to investors due to the various noncash items during the period. EBITDA and Adjusted EBITDA are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. EBITDA and Adjusted EBITDA are unaudited, and have limitations as an analytical tool, and you should not consider them in isolation, or as a substitute for analysis of our operating results as reported under GAAP. Some of these limitations are: EBITDA and Adjusted EBITDA do not reflect cash expenditures, or future or contractual commitments; EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, capital expenditures or working capital needs; EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on debt or cash income tax payments; although depreciation and amortization are noncash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. In addition, other companies in this industry may calculate EBITDA and Adjusted EBITDA differently than the Company does, limiting its usefulness as a comparative measure. The Company’s presentation of these measures should not be construed as an inference that future results will be unaffected by unusual or nonrecurring items. We compensate for these limitations by providing a reconciliation of such non-GAAP measures to the most comparable GAAP measure, below. We encourage investors and others to review our business, results of operations, and financial information in their entirety, not to rely on any single financial measure, and to view non-GAAP measures in conjunction with the most directly comparable GAAP financial measure.

Reconciliation of EBITDA and Adjusted EBITDA to Net income (loss):

	Twelve Months Period Ended
	December 31, 2024	December 31, 2023
Net income (loss)	$(1,409,849)	$13,894,886
+ Interest expense	3,521,288	36,163
- Interest income	(218,145)	(97,820)
+ Taxes	2,618,367	1,570,716
+ Depreciation	4,416,495	3,519,083
+ Amortization	6,373,696	1,898,027
EBITDA	$15,301,852	$20,821,055
+ Stock-based compensation	4,707,313	-
+ Restructuring costs	2,184,397	427,223
Adjusted EBITDA	$22,193,562	$21,248,278

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Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations are based upon its consolidated audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these unaudited financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, management evaluates past judgments and estimates, including those related to bad debts, accrued liabilities, goodwill and contingencies. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The accounting policies and related risks described in the Company’s Annual Report on Form 10-K for the year ended October 31, 2023, filed with the Commission on January 17, 2024, are those that depend most heavily on these judgments and estimates. As of December 31, 2024, there had been no material changes to any of the critical accounting policies contained therein. “NOTE 2 - SUMMARY OF ACCOUNTING POLICIES,” of the notes to Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended October 31, 2023, filed with the Commission on January 17, 2024, describes the significant accounting policies and methods used in the preparation of the Company’s consolidated financial statements. The critical accounting estimates include transactions, assets, liabilities and obligations that are stated in foreign local currency and their conversion to US currency. Resulting loss on currency conversions related to assets and liabilities is recognized in shareholders’ equity in accumulated other comprehensive income (loss) on the Company’s consolidated balance sheets and realized foreign currency translation adjustments are recognized in other income in the consolidated statements of operations and comprehensive income.

Stock-Based Compensation

The Company accounts for stock-based compensation to employees in accordance with Accounting Standards Codification (ASC) 718, “Compensation-Stock Compensation”. ASC 718 requires companies to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. Stock option forfeitures are recognized at the date of employee termination.

Recently adopted accounting pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See “NOTE 19 – SEGMENT REPORTING AND GEOGRAPHIC INFORMATION”, included under “Item 8. Financial Statements and Supplementary Data”, for further detail.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

80

Item 8. Financial Statements and Supplementary Data

GOLDEN MATRIX GROUP, INC.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Golden Matrix Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Golden Matrix Group, Inc. (the Company) as of December 31, 2024, and 2023, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2024, and 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023 and the results of its operations and its cash flows for the year ended December 31, 2024, and 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill – Golden Matrix Group, Inc. Reporting Unit — Refer to Note 8 to the financial statements

Critical Audit Matter Description

The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The Company used the discounted cash flow model to estimate fair value, which requires management to make significant estimates and assumptions related to expected cash flows and projected financial results, including forecasted revenues and expenses (collectively the “forecast”), as well as the selection of discount rates. Changes in these assumptions could have a significant impact on either the fair value, the amount of any goodwill impairment charge, or both. The goodwill balance for the Golden Matrix Group, Inc. Reporting Unit (“Golden Matrix”) was $71 million as of December 31, 2024. The fair value of Golden Matrix exceeded its carrying value by a substantial margin as of the measurement date and, therefore, no impairment was recognized.

The determination of the Company’s reporting units’ fair value requires management to make significant assumptions and estimates around forecasts and the selection of discount rates. Therefore, our audit procedures to evaluate the reasonableness of management’s forecasts required a higher degree of auditor judgement, increased level of audit effort, and use of more experienced audit professionals, as well as the involvement of valuation specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s forecasts and the selection of discount rates used by management to determine the fair value of the Company’s reporting units included the following, among others:

•	We evaluated management’s ability to accurately forecast by comparing management’s historical projections to actual performance.

•	We evaluated the reasonableness of the assumptions and estimates included in management’s forecasts by:

•	Comparing forecasts to information included in the Company’s communications to the Board of Directors, projected information in industry reports, and analyst reports for the Company and peer companies.

•	Considering the impact of changes in the competitive, regulatory, and economic environment on management’s projections.

•	Assessing the reasonableness of strategic plans incorporated by management into the projections.

•	Evaluating management’s estimate and the impact of any related expansion of gaming activities by analyzing historical information.

•	With the assistance of our valuation specialists, we evaluated the discount rates selected by management by:

•	Assessing the impact of the uncertainty in the forecasts on the discount rates, including testing the underlying market-based source information used in the selection of the discount rates and the mathematical accuracy of the discount rate calculations.

•	Developing a range of independent estimates and comparing those to discount rates selected by management.

/s/ M&K CPAS, PLLC

We have served as the Company’s auditor since 2017.

The Woodlands, TX

March 24, 2025

F-2

Golden Matrix Group, Inc. and Subsidiaries

Consolidated Balance Sheets

	As of	As of
	December 31, 2024	December 31, 2023
ASSETS

Current assets:
Cash and cash equivalents	$30,125,944	$20,405,296
Accounts receivable, net	6,061,281	2,674,967
Accounts receivable – related parties	666,545	399,580
Taxes receivable	734,630	997,778
Inventory	3,937,854	133,905
Prepaid expenses	955,456	328,400
Other current assets, net	2,584,771	1,989,476
Total current assets	45,066,481	26,929,402

Non-current assets:
Goodwill & intangible assets, net	127,642,576	15,107,422
Property, plant & equipment, net	27,431,207	27,826,594
Investments	218,147	237,828
Deposits	5,706,319	5,586,495
Operating lease right-of-use assets	7,643,504	4,147,375
Other non-current assets	9,359	17,864
Total non-current assets	168,651,112	52,923,578
Total assets	$213,717,593	$79,852,980

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$12,912,300	$11,285,740
Accounts payable - related parties	19,655	12,605
Current portion of operating lease liability	2,378,896	2,299,317
Current portion of long-term loan– related party	501,591	-
Current portion of long-term loan	16,789,650	-
Taxes payable	3,774,418	3,394,556
Other current liabilities	1,090,063	581,644
Deferred revenues	1,095,463	-
Contingent liability	626,450	-
Current portion of consideration payable – related parties	22,520,460	-
Current portion of consideration payable	1,841,597	-
Total current liabilities	63,550,543	17,573,862

Non-current liabilities:
Non-current portion of operating lease liability	5,193,847	1,795,870
Non-current portion of long-term loan	14,364,246	-
Other non-current liabilities	6,658,377	496,699
Non-current portion of consideration payable – related parties	15,000,000	-
Total non-current liabilities	41,216,470	2,292,569
Total liabilities	$104,767,013	$19,866,431

Shareholders’ equity:
Preferred stock: $0.00001 par value; 20,000,000 shares authorized	-	-
Preferred stock, Series B: $0.00001 par value, 1,000 shares designated, 1,000 and 0 shares issued and outstanding, respectively	-	-
Preferred stock, Series C: $0.00001 par value, 1,000 shares designated, 1,000 and 1,000 shares issued and outstanding, respectively	-	-
Common stock: $0.00001 par value; 300,000,000 shares authorized; 129,242,993 and 83,475,190 shares issued and outstanding, respectively	$1,292	$835
Stock payable	5,711,807	-
Stock payable – related party	211,162	-
Additional paid-in capital	50,313,125	3,044,894
Treasury stock, at cost (December 2024 – 59,796 shares)	(121,430)	-
Accumulated other comprehensive income (loss)	(8,089,854)	(3,307,578)
Accumulated earnings	57,046,892	59,296,675
Total shareholders’ equity of GMGI	105,072,994	59,034,826
Noncontrolling interests	3,877,586	951,723
Total equity	108,950,580	59,986,549
Total liabilities and equity	$213,717,593	$79,852,980

See accompanying notes to consolidated financial statements.

F-3

Golden Matrix Group, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Twelve Months Ended
	December 31,
	2024	2023

Revenues	$151,115,532	$92,993,521
Cost of goods sold	(62,543,407)	(24,750,293)
Gross profit	88,572,125	68,243,228

Operating expenses
Selling, general and administrative expenses	85,828,421	54,483,998
Income (loss) from operations	2,743,704	13,759,230

Other income (expense):
Interest expense	(3,521,288)	(36,163)
Interest earned	218,145	97,820
Foreign exchange gain (loss)	(494,825)	72,459
Other income	2,262,782	1,572,256
Total other income (expense)	(1,535,186)	1,706,372
Net income (loss) before tax	1,208,518	15,465,602
Provision for income taxes	2,618,367	1,570,716
Net income (loss)	$(1,409,849)	$13,894,886
Less: Net income attributable to noncontrolling interest	70,400	192,348
Net income (loss) attributable to GMGI	$(1,480,249)	$13,702,538

Weighted average ordinary shares outstanding:
Basic	113,511,706	83,475,190
Diluted	113,511,706	83,475,190
Net earnings (losses) per ordinary share attributable to GMGI:
Basic	$(0.01)	$0.16
Diluted	$(0.01)	$0.16

Net income (loss)	$(1,409,849)	$13,894,886
Foreign currency translation adjustments	(4,782,276)	(825,774)
Comprehensive income (loss)	(6,192,125)	13,069,112
Less: Net income attributable to noncontrolling interest	70,400	192,348
Comprehensive income (loss) attributable to GMGI	$(6,262,525)	$12,876,764

See accompanying notes to consolidated financial statements.

F-4

   Golden Matrix Group, Inc. and Subsidiary

Consolidated Statement of Shareholders’ Equity

For the Twelve Months Ended December 31, 2023

	Preferred Stock- Series B		Preferred Stock – Series C		Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Equity of	Non-controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Earnings	GMGI	interest	Equity
Balance at December 31, 2022	-	$-	1,000	$-	83,475,190	$835	$3,044,894	$(4,133,352)	$47,393,096	$46,305,473	$759,375	$47,064,848
Other comprehensive income (loss)	-	-	-	-	-	-	-	825,774	-	825,774	-	825,774
Dividends	-	-	-	-	-	-	-	-	(1,798,959)	(1,798,959)	-	(1,798,959)
Profit for the period	-	-	-	-	-	-	-	-	13,702,538	13,702,538	192,348	13,894,886
Balance at December 31, 2023	-	$-	1,000	$-	83,475,190	$835	$3,044,894	$(3,307,578)	$59,296,675	$59,034,826	$951,723	$59,986,549

For the Twelve Months Ended December 31, 2024

	Preferred Stock- Series B		Preferred Stock – Series C		Common Stock		Treasury Stock		Additional Paid-in	Stock	Stock Payable – Related	Accumulated Other Comprehensive	Accumulated	Total Equity of	Non-controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Payable	Party	Income (Loss)	Earnings	GMGI	interest	Equity
Balance at December 31, 2023	-	$-	1,000	$-	83,475,190	$835	-	$-	$3,044,894	$-	$-	$(3,307,578)	$59,296,675	$59,034,826	$951,723	$59,986,549
Fair value of non-controlling interest in subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,363,450	3,363,450
Other comprehensive income (loss)	-	-	-	-	-	-	-	-	-	-	-	(4,782,276)	-	(4,782,276)	-	(4,782,276)
Shares issued for vested RSUs	-	-	-	-	829,730	9	-	-	(9)	-	-	-	-	-	-	-
Shares issued for exercise of options	-	-	-	-	20,000	-	-	-	34,800	-	-	-	-	34,800	-	34,800
Shares issued for services	-	-	-	-	160,000	2	-	-	858,598	54,200	211,162	-	-	1,123,962	-	1,123,962
Shares issued as consideration to acquire subsidiaries	-	-	-	-	810,390	8	-	-	1,689,655	-	-	-	-	1,689,663	-	1,689,663
Shares issued to the Sellers of MeridianBet Group as consideration	-	-	-	-	5,000,000	50	-	-	14,299,950	-	-	-	-	14,300,000	-	14,300,000
Shares issued for debt conversion	-	-	-	-	2,206,096	21	-	-	4,424,979	-	-	-	-	4,425,000	-	4,425,000
FV of warrant granted	-	-	-	-	-	-	-	-	1,007,482	-	-	-	-	1,007,482	-	1,007,482
Fair value of stock-based compensation	-	-	-	-	-	-	-	-	3,583,352	-	-	-	-	3,583,352	-	3,583,352
Purchase of treasury stock	-	-	-	-	(700)	-	(59,796)	(121,430)	(1,671)	-	-	-	-	(123,101)	-	(123,101)
Dividends issued to former owners of MeridianBet Group	-	-	-	-	-	-	-	-	-	-	-	-	(769,534)	(769,534)	-	(769,534)
Recapitalization	1,000	-	-	-	36,742,287	367	-	-	27,642,574	-	-	-	-	27,642,941	-	27,642,941
Acquisition of Non-Controlling Interest	-	-	-	-	-	-	-	-	(6,271,479)	5,657,607	-	-	-	(613,872)	(507,987)	(1,121,859)
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	-	(1,480,249)	(1,480,249)	70,400	(1,409,849)
Balance at December 31, 2024	1,000	$-	1,000	$-	129,242,993	$1,292	(59,796)	$(121,430)	$50,313,125	$5,711,807	$211,162	$(8,089,854)	$57,046,892	$105,072,994	$3,877,586	$108,950,580

See accompanying notes to consolidated financial statements.

F-5

Golden Matrix Group, Inc. and Subsidiary
Consolidated Statements of Cash Flow
	Twelve Months Ended
	December 31,
	2024	2023
Cash flows from operating activities:
Net income (loss)	$(1,409,849)	$13,894,886
Adjustments to reconcile net income to cash provided by operating activities:
Fair value of stock-based compensation	4,707,313	-
Non-cash interest expense related to debt discount amortization	2,157,607	-
Amortization of intangible assets	6,373,696	1,898,027
Depreciation of property, plant and equipment	4,416,495	3,519,083
Loss on valuation / impairment	-	(25,350)
Bad debt expense	1,358,147	304,358

Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(748,278)	(597,457)
(Increase) decrease in accounts receivable – related party	59,257	67,969
(Increase) decrease in taxes receivable	263,148	(17,347)
(Increase) decrease in prepaid expenses	(349,387)	171,854
(Increase) decrease in other current assets	(591,982)	(587,313)
(Increase) decrease in inventories	(958,112)	(11,667)
(Increase) decrease in deposits	(119,824)	(653,769)
(Increase) decrease in other non-current assets	95,705	31,901
Increase (decrease) in accounts payable and accrued liabilities	4,337,364	3,617,968
Increase (decrease) in accounts payable – related party	(2,943)	9,405
Increase (decrease) in taxes payable	(766,413)	843,595
Increase (decrease) in deferred revenues	33,585	-
Increase (decrease) in customer deposit	1,564	-
Increase (decrease) in other current liabilities	264,039	76,980
Increase (decrease) in due to shareholders	-	(137,114)
Increase (decrease) in other liabilities	(823,607)	(556,447)
Increase (decrease) in operating lease liabilities	5,618,901	1,839,949
Net cash provided by operating activities	$23,916,426	$23,689,511

Cash flows from investing activities:
Cash paid for intangible assets	(14,827,206)	(7,345,778)
Cash paid for investments	19,681	24,169
Cash paid for property, plant and equipment	(7,164,733)	(5,744,202)
Cash paid for purchase of subsidiaries	(8,964,188)	-
Cash distribution to former owners of MeridianBet Group in connection with the Purchase	(23,852,949)	-
Cash assumed from acquisition with Golden Matrix	17,355,360	-
Net cash used in investing activities	$(37,434,035)	$(13,065,811)

Cash flows from financing activities:
Repayment on debt	(3,675,091)	-
Proceeds from loans and borrowings	25,972,500	-
Proceeds from sale of note and warrant	8,747,556	-
Repayment of lease	(2,474,864)	(2,354,666)
Payments of dividends	(769,534)	(1,798,959)
Share repurchase	(123,101)	-
Proceeds from option exercise	34,800	-
Net cash provided by (used in) financing activities	$27,712,266	$(4,153,625)

Effect of exchange rate changes on cash	(4,474,009)	825,774

Net increase in cash and cash equivalents	9,720,648	7,295,849
Cash and cash equivalents at beginning of the year	20,405,296	13,109,447
Cash and cash equivalents at end of the year	30,125,944	20,405,296

Supplemental cash flows disclosures
Interest paid	$1,350,751	$36,163
Tax paid	$3,918,277	$1,994,470

Non-cash financing activities
Debt conversion	$4,425,000	$-
Acquisition of minority interest	$7,172,504	$-

See accompanying notes to consolidated financial statements.

F-6

GOLDEN MATRIX GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Organization and Operations

Golden Matrix Group, Inc. (together with its consolidated subsidiaries, collectively, “GMGI” “we”, “our”, “us”, or the “Company”) is incorporated and registered in the State of Nevada,  (i) operates online sports betting, online casino, and gaming operations in more than 15 jurisdictions across Europe, Africa and Central and South America, (ii) is an innovative provider of enterprise Software-as-a-Service (“SaaS”) solutions for online casino operators and online sports betting operators, commonly referred to as iGaming operators, and (iii) offers pay-to-enter prize competitions in the United Kingdom (UK) and leads trade promotions in Australia, providing members with free prizes.

The Company is a well-established brand and operator in the sports betting and gaming industry, spanning across over 15 markets in Europe, Central and South America, and Africa. The Company employs approximately 1,200 personnel, operating both online (mobile and web) and approximately 700 company-owned or franchised betting shops, with a primary focus (in those shops) on sports betting, online casino games, and virtual games. Of those 700 shops, approximately 250 are owned by the Company’s subsidiaries and approximately 450 shops are owned by franchisees. This is complemented by a variety of slot machines and online casinos, eSports, fixed odds games, and other entertainment options, contingent on the regulatory parameters of the specific jurisdictions. While sports betting is a primary focus, the Company’s online casino revenue has grown significantly over the past years. Following the closing of the Meridian Purchase (defined below) and effective April 1, 2024, the Company, through Golden Matrix (defined below), develops and owns online gaming intellectual property (IP) and builds configurable and scalable, turn-key, and white-label gaming platforms for international customers, located primarily in the Asia Pacific region. As part of the Meridian Purchase, the Company acquired a proprietary Internet gaming enterprise software system that provides for unique casino and live game operations on the platforms that include GM-X System (“GM-X”) and GM-Ag System, Turnkey Solution and White Label Solutions. These platforms are provided to Asia Pacific Internet-based and land-based casino operators as a turnkey technology solution for regulated real money Internet gaming (“RMiG”), Internet sports gaming, and virtual simulated gaming (“SIM”). In addition, following the Meridian Purchase, the Company broadened its operations in pay-to-enter prize competitions in the UK.

On April 9, 2024, GMGI completed the acquisition (the “Meridian Purchase”) of 100% of Meridian Serbia, MeridianBet Montenegro, Meridian Gaming Holdings Ltd., and Meridian Gaming (Cy) Ltd, (collectively, “MeridianBet Group”), from Aleksandar Milovanović, Zoran Milošević and Snežana Božović (collectively, the “Meridian Sellers”). The Meridian Purchase was completed pursuant to the terms of that certain Amended and Restated Sale and Meridian Purchase Agreement of Share Capital dated June 27, 2023, entered into between Golden Matrix and the Meridian Sellers (as amended from time to time, the “Meridian Purchase Agreement”), effective for all purposes as of April 1, 2024. References to “Golden Matrix” refer to the Company prior to the Meridian Purchase.

In connection with the Meridian Purchase, on April 9, 2024, the Company (A) issued 82,141,857 restricted shares of the Company’s common stock to the Meridian Sellers (the “Closing Shares”) and 1,000 shares of the Company’s Series C Preferred Stock (the “Series C Preferred Stock”); (B) paid the Meridian Sellers $12 million in cash; and (C) issued the Meridian Sellers $15 million in Promissory Notes (the “Notes”), payable $13,125,000 to Aleksandar Milovanović, $1,250,000 to Zoran Milošević and $625,000 to Snežana Božović.

The Meridian Purchase Agreement is described in greater detail below under “NOTE 22 – MERIDIANBET GROUP PURCHASE AGREEMENT”.

On August 16, 2024, the Company entered into a Share Exchange Agreement to acquire an 80% ownership interest in Classics Holdings Co. Pty Ltd., an Australian proprietary limited company (“Classics”). Classics, through its wholly-owned subsidiary, Classics For A Cause Pty Ltd (“Classics for a Cause”), is an independent online trade promotions company, located in Australia, which operates a well-established business-to-consumer (B2C) platform that offers paid members access to a wide range of discounts from retailers across Australia. Classics for a Cause rewards its members with free entries into promotional giveaways, which feature luxury and classic motor vehicles, exotic motor vehicles, caravans, jet skis, boats, and exclusive holiday experiences. On August 21, 2024, the Company closed the transactions contemplated by the Share Exchange Agreement, which was effective on August 1, 2024.

F-7

Change of Control

As a result of the closing of the Meridian Purchase Agreement, and on April 9, 2024, the Meridian Sellers obtained majority voting control over the Company, with each of the Meridian Sellers obtaining voting rights as follows:

•

Aleksandar Milovanović (69,820,578 shares of common stock (58.8% of the Company’s then outstanding common stock) and 850 shares of Series C Preferred Stock, voting in aggregate 76,195,578 voting shares (57.0% of the Company’s outstanding voting shares));

•	Zoran Milošević (8,214,186 shares of common stock and 100 shares of Series C Preferred Stock, voting in aggregate 8,964,186 voting shares); and
•	Snežana Božović (4,107,093 shares of common stock and 50 shares of Series C Preferred Stock, voting in aggregate 4,482,093 voting shares).

The total of the shares referenced above amount to 82,141,857 shares of common stock and 1,000 shares of Series C Preferred Stock voting in aggregate 7,500,000 voting shares, or 89,641,857 voting shares total, which total an aggregate of 69.2% of the Company’s outstanding common stock and 67.0% of the Company’s outstanding voting stock, each as of the Closing date.

Prior to the closing of the Meridian Purchase Agreement, Mr. Anthony Brian Goodman, the Chief Executive Officer and director of the Company, held voting control over the Company due to his beneficial ownership of 16,124,562 shares of common stock and 1,000 shares of Series B Voting Preferred Stock, which vote 7,500,000 voting shares on all stockholder matters (which prior to the issuance of the shares of common stock and Series C Preferred Stock upon the closing of the Meridian Purchase Agreement, provided him a 53.6% voting right over the Company).

Amendment to Articles of Incorporation

On March 20, 2024, at a special meeting of stockholders of the Company held on March 19, 2024, the stockholders of the Company approved, among other things (collectively, the “Amendments”) the adoption of Certificate of Amendments to amend the Company’s Amended and Restated Articles of Incorporation to (a) remove the provisions thereof providing for a three class, classified Board of Directors of the Company; (b) opt out of Nevada Revised Statutes Sections 78.378 to 78.3793 (the Nevada Control Share Act); (c) amend Article VI thereof to (i) remove the Board of Directors’ exclusive right to make, amend, alter, or repeal the bylaws of the Company; and (ii) provide that nothing in the Amended and Restated Articles of Incorporation shall deny the concurrent power of the stockholders (together with the directors) to adopt, alter, amend, restate, or repeal the Bylaws of the Company; and (d) amend Article III, Section 1, to increase the Company’s authorized number of shares of common stock from two hundred and fifty million (250,000,000) shares to three hundred million (300,000,000) shares.

On April 4, 2024, the Company filed a combined Certificate of Amendment to its Articles of Incorporation with the Secretary of State of Nevada, amending such Articles of Incorporation to affect each of the Amendments, which filing became effective on April 4, 2024.

As a result of the Amendments, (i) we no longer have a classified Board of Directors, and each member of the Board of Directors will continue to serve in such position until the next annual meeting of stockholders of the Company, and/or until their earlier resignation, removal or death. Any vacancies on the Board which occur during the year may be filled by the Board of Directors until the next annual meeting of stockholders of the Company; (ii) we are no longer subject to the Nevada Control Share Act; (iii) stockholders have the concurrent right, together with the Board of Directors, of amending the Bylaws of the Company; and (iv) we now have 300,000,000 shares of authorized common stock.

F-8

Series C Preferred Stock

Additionally, on April 4, 2024, in contemplation of the closing of the transactions contemplated by the Meridian Purchase Agreement, and pursuant to the power provided to the Company by the Articles of Incorporation of the Company, as amended, the Company’s Board of Directors approved the adoption of, and filing of, a Certificate of Designation of Golden Matrix Group, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of Its Series C Preferred Stock (the “Series C Designation”), which was filed with, and became effective with, the Secretary of State of Nevada on the same date. The Series C Designation designated 1,000 shares of Series C Preferred Stock, which were issued to the Meridian Sellers at the closing of the Meridian Purchase.

Consolidated Financial Statements

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) for interim financial information and with the instructions to Form 10-K and Regulation S-X. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and such adjustments are of a normal recurring nature.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its majority-owned subsidiaries. Intercompany balances and transactions have been eliminated.

The Company accounts for business combinations using the acquisition method of accounting in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, “Business Combinations”. Identifiable assets acquired, and liabilities assumed, in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. Any adjustments to the purchase price allocation are made during the measurement period, not exceeding one year from the acquisition date, in accordance with ASC 805. The Company recognizes any non-controlling interest in the acquired subsidiary at fair value. The excess of the purchase price and the fair value of non-controlling interest in the acquired subsidiary over the fair value of the identifiable net assets of the subsidiary is recognized as goodwill. Identifiable assets with finite lives are amortized over their useful lives. Acquisition-related costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include contingent liability, stock-based compensation, warrant valuation, accrued expenses and collectability of accounts receivable. The Company evaluates its estimates on an on-going basis and bases its estimates on historical experience and on various other assumptions the Company believes to be reasonable. Due to inherent uncertainties, actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company has adopted the provisions of ASC Topic 820, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but it does provide guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs).

F-9

The hierarchy consists of three levels:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.
•

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets of liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company uses Level 3 inputs for its valuation methodology for its assets and liabilities.

Financial instruments consist principally of cash, accounts receivable, prepaid expenses, intangible assets, accounts payable, accrued liabilities, and customer deposits. The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature. It is management’s opinion that the Company is not exposed to any significant currency or credit risks arising from these financial instruments.

Foreign Currency Translation and Transactions

The functional currency of our foreign operations is generally the local currency. For these foreign entities, we translate their financial statements into U.S. dollars using average exchange rates for the period for income statement amounts and using end-of-period exchange rates for assets and liabilities. We record these translation adjustments in accumulated other comprehensive income (loss), a separate component of equity, in our consolidated balance sheets. During the twelve months ended December 31, 2024 and 2023, the Company has foreign currency translation adjustments of $(4,782,276) and $(825,774), respectively.

We record exchange gains and losses resulting from the conversion of transaction currency to functional currency as a component of other income (expense).  The Company incurred foreign exchange gains and (losses) of $(494,825) and $72,459 during the twelve months ended December 31, 2024 and 2023, respectively.

Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company currently has no cash equivalents at December 31, 2024 and December 31, 2023.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. As of December 31, 2024, and December 31, 2023, the allowance for doubtful accounts was $994,329 and $203,676, respectively. During the twelve months ended December 31, 2024, and 2023, there was $1,358,147 and $304,358, respectively, of bad debt expense recorded.

Intangible Assets

Intangible assets are capitalized when a future benefit is determined. Intangible assets are amortized over the anticipated useful life of the intangible asset.

F-10

Software Development Costs

The Company capitalizes internal software development costs subsequent to establishing technological feasibility of a software application in accordance with guidelines established by ASC 985-20-25 “Costs of Software to Be Sold, Leased, or Marketed”, requiring certain software development costs to be capitalized upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors such as anticipated future revenue, estimated economic life, and changes in software and hardware technologies. Amortization of the capitalized software development costs begins when the product is available for general release to customers. Capitalized costs are amortized based on the straight-line method over the remaining estimated economic life of the product.

Other intangible assets

Other intangible assets, including customer relationships, patents, and trademarks, that are acquired by the Company and have finite useful lives, are at cost less accumulated amortization and any accumulated impairment losses.  Costs incurred after the asset is placed in service are recognized in the income statement as incurred.

Impairment of Intangible Assets

In accordance with ASC 350-30-65 “Goodwill and Other Intangible Assets”, the Company assesses the impairment of identifiable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important, which could trigger an impairment review include the following:

1.	Significant underperformance compared to historical or projected future operating results;
2.	Significant changes in the manner or use of the acquired assets or the strategy for the overall business; and
3.	Significant negative industry or economic trends.

When the Company determines that the carrying value of an intangible asset may not be recoverable based upon the existence of one or more of the above indicators of impairment and the carrying value of the asset cannot be recovered from projected undiscounted cash flows, the Company records an impairment charge. The Company measures any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent to the current business model. Significant management judgment is required in determining whether an indicator of impairment exists and in projecting cash flows. Intangible assets that have finite useful lives are amortized over their useful lives. The Company incurred amortization expense of $6,373,696 and $1,898,027 during the twelve months ended December 31, 2024 and 2023, respectively.

Goodwill

Goodwill is tested for impairment at the reporting unit level. In accordance with ASC Topic 350 Intangibles - Goodwill and Other (“ASC 350”), our business is classified into two reporting units: Golden Matrix and MeridianBet Group. Prior to April 1, 2024, the Company had one reporting unit to which goodwill was allocated. We review and evaluate our goodwill for potential impairment at a minimum annually, or more frequently if circumstances indicate that impairment is possible.

In testing goodwill for impairment, we have the option to begin with a qualitative assessment, commonly referred to as “Step 0”, to determine whether it is more likely than not that the fair value of a reporting unit containing goodwill is less than its carrying value. This qualitative assessment may include, but is not limited to, reviewing factors such as macroeconomic conditions, industry and market considerations, cost factors, entity-specific financial performance and other events, including changes in our management, strategy and primary user base. If we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, we then perform a quantitative goodwill impairment analysis by comparing the carrying amount to the fair value of the reporting unit. In estimating the fair value of the reporting unit, we may use key assumptions such as revenue growth rates, gross margin, and estimated costs for future periods and well as peer group market valuation multiples and discount rates. If the carrying amount exceeds the fair value, goodwill will be written down to the fair value and recorded as impairment expense in the consolidated statements of operations. We perform our impairment testing annually and when circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. We performed our annual impairment assessment of goodwill as of December 31, 2024, and concluded that goodwill was not impaired as the fair value of our reporting unit is in excess of our carrying value.

The changes in the carrying value of goodwill were as follows:

Total
Balance as of December 31, 2023	$-
Goodwill resulting from Meridian Purchase	64,360,526
Goodwill resulting from Classics acquisition	6,351,409
Goodwill resulting from acquisition of Media Games Malta	537,184
Balance as of December 31, 2024	$71,249,119

Inventories

Prizes

RKings and Classics for a Cause purchase prizes to be awarded to winners of prize competitions and giveaways; these prizes are recorded as inventory. Inventory is stated at the lower of cost or net realizable value, using the specific identification method. Costs include expenditures incurred in the normal course of business in bringing stocks to their present location and condition. Full provision is made for obsolete and slow-moving items. Net realizable value comprises actual or estimated selling price (net of discounts) less all costs to complete and costs incurred in marketing and selling of the prize inventory. The inventory of prizes was $3,812,659 and $0 at December 31, 2024 and December 31, 2023, respectively.

F-11

Retail Bar Goods

The Company’s inventory is composed of goods for retail bars.  Inventory is stated at the lower of cost or net realizable value, using the first-in, first-out (“FIFO”) method. Costs include expenditures incurred in the normal course of business in bringing inventory to their present location and condition. Full provision is made for obsolete and slow-moving items. Net realizable value comprises actual or estimated selling price (net of discounts) less all costs to complete. Inventory of goods for retail bars was $125,195 and $133,905 at December 31 2024, and December 31, 2023, respectively.

As of December 31, 2024, and December 31, 2023, total inventory was $3,937,854 and $133,905, respectively.

Property, Plant and Equipment

Plant and machinery, fixtures, fittings, and equipment are recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation is computed pursuant to the straight-line method over the useful life as follows:

Useful Life in Years
Land	40
Buildings	40
Slots and machines	10
Equipment & Furniture	4 to 10
Computers	3 to 5
Televisions	4
Leasehold improvement	5
Software	3-5
Licenses	up to 10
Other intangible assets	5

The depreciable life of leasehold improvements is limited by the expected lease term.  Those leases with an indefinite or undefined lease period are assigned a useful life of 5 years. Property, plant and equipment, net of depreciation, were $27,431,207 and $27,826,594 at December 31, 2024 and December 31, 2023, respectively.

F-12

Revenue Recognition

The Company currently has five distinctive revenue streams:

(i)	Revenues from retail and online betting and casino.

Revenues from retail and online betting and casino include revenues derived from sports betting (sportsbook, the exchange sports betting product and pari-mutuel betting products), fixed odds games betting, online games and online casino, peer-to-peer games including online bingo and online poker and franchise royalties based on the operating results of the franchisee. Revenues are recognized exclusive of value-added tax.

(ii)	Revenues from pay-to-enter prize competitions and trade promotions.

The Company generates revenues from sales of prize competitions tickets directly to customers in the UK, for prizes ranging from automobiles to jewelry, as well as travel and entertainment experiences. Additionally, it offers VIP subscriptions that provide customers in Australia with access to trade promotions and free giveaways, including classic cars.

(iii)	Revenues from royalties charged on the use of third-party gaming content.

For the royalty charged on the use of third-party gaming content, the Company acquires the third-party gaming content for a fixed cost and resells the content at a margin.

(iv)	Revenues from usage of the Company’s software.

For the usage of the Company’s software, the Company charges gaming operators for the use of its unique intellectual property (IP) and technology systems.

(v)	Revenues from bars.

The Company also generates revenues from sales of drinks in the bars.

Pursuant to FASB Topic 606, Revenue Recognition, our company recognizes revenues by applying the following steps:

Step 1: Identify the contract with a customer.

Step 2: Identify the separate performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the separate performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

F-13

(i)	Revenues from retail and online betting and casino.

Revenues from sportsbook betting activities represent the net gain or loss from betting activities in the period plus (where material) the gain or loss on the revaluation of open positions at period end and is stated net of the cost of customer promotions and bonuses incurred in the period. These positions are recognized initially at fair value and subsequently at fair value through profit or loss, within the revenue line; this represents the Company’s principal activity. Customer promotions (including free bets) and bonuses are deducted from sportsbook betting revenue. At each reporting period-end no fair value was recognized based on the materiality of the open position.

Revenue from the exchange sports betting product represents commission earned on betting activity and is recognized on the date the outcome for an event is settled.

Revenues from fixed odds games and the online casinos represent net winnings (“customer drop”), being amounts staked, net of customer winnings, and is stated net of customer promotions and bonuses incurred in the period. Revenue from pari-mutuel betting products represents a percentage of stake and is recognized on settlement of the event and is stated net of customer promotions and bonuses in the period.

Revenue from peer-to-peer games represents commission income (“rake”) and tournament fees earned from games completed by the period end and is stated net of the cost of customer promotions and bonuses incurred in the period.

(ii)	Revenues from pay-to-enter prize competitions and trade promotions.

Revenues from prize competition ticket sales occur when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Payments for prize competitions received in advance of services being rendered are recorded as deferred revenue and recognized as revenue when control of the prize has been transferred to the winner of prize competitions.

Revenues from VIP subscriptions are recognized over the subscription period on a straight-line basis, as the customer receives continuous access to benefits, including trade promotions and free giveaways. Revenues are recorded when the subscription is activated, and the performance obligations, such as offering exclusive content and promotions, are fulfilled over time.

(iii)	Revenues from royalties charged on the use of third-party gaming content.

Revenues from the royalty charged on the use of third-party gaming content occur when the Company acts as a distributor of third-party gaming content which is utilized by the client. The counterparty pays consideration in exchange for the gaming content utilized. The Company only recognizes the revenue at the month end when the usage of the gaming content occurs, and the revenue is based on the actual usage of the gaming content.

(iv)	Revenues from usage of the Company’s software.

Revenues from the usage of the Company’s software occur when the Company provides services to the counterparty which includes licensing the use of its unique IP and technology systems. The counterparty pays consideration in exchange for those services. The Company only recognizes the revenue at the month end when the usage occurs, and the revenue is based on the actual Software Usage of its customers.

F-14

(v)	Revenues from bars.

Revenues from sales of drinks to customers are recognized when the drink or service is provided to the customers.

The Company offers various incentives to build loyalty, encourage and engage users on the platforms, and the costs of incentives are recorded as a reduction to the amount recognized as revenue for service fees.

Revenues are recognized exclusive of value-added tax (VAT).

Other Income

Other income is related to income from marketing services for third-party advertising in MeridianBet Group betting shops, sale of fixed assets, VAT refunds, income from compensation for damages, income from reduction of liabilities and other income that is not directly related to the Company’s core activity.

For the twelve months ended December 31, 2024, and 2023, other income amounted to $2,262,782 and $1,572,256, respectively.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carry-forwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rules on deferred tax assets and liabilities is recognized in operations in the year of change. A valuation allowance is recorded when it is “more likely-than-not” that a deferred tax asset will not be realized.

The Company incurred current income tax expenses of $2,618,367 and $1,570,716 during the twelve months ended December 31, 2024, and 2023, respectively, at the income tax rates outlined below, during the twelve months ended December 31, 2024, and 2023.

The Company accrued taxes payable of $3,774,418 and $3,394,556, each at December 31, 2024, and December 31, 2023, respectively.

Income Tax Rates by Country of Operations

Country of Operations	2024 Income Tax Rate	2023 Income Tax Rate
United States of America	21%	21%
Australia	30%	30%
United Kingdom	25%	19%
Mexico	30%	30%
Isle of Man	0%	0%
Serbia	15%	15%
Montenegro	9-15%	9-15%
Bosnia and Herzegovina	10%	10%
South Africa	27%	27%
Tanzania	30%	30%
Malta	35%	35%
Cyprus	12.5%	12.5%
Belgium	25%	25%
Curacao	22%	22%
Peru	29.5%	29.5%

F-15

Earnings Per Common Share

Basic net earnings per share of common stock is computed by dividing net earnings available to common shareholders by the weighted-average number of common stock shares (Common Shares) outstanding during the period. Diluted net earnings per Common Share are determined using the weighted-average number of Common Shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The dilutive effect of outstanding stock options and warrants is reflected in diluted earnings per share by application of the treasury stock method. The dilutive effect of outstanding convertible securities is reflected in diluted earnings per share by application of the if-converted method.

The following is a reconciliation of basic and diluted earnings per common share for the twelve months ended December 31, 2024 and 2023:

	For the twelve months ended
	December 31,
	2024	2023
Basic earnings per common share
Numerator:
Net income (loss) available to common shareholders	$(1,480,249)	$13,702,538
Denominator:
Weighted average common shares outstanding	113,511,706	83,475,190

Basic earnings (loss) per common share	$(0.01)	$0.16

Diluted earnings per common share
Numerator:
Net income (loss) available to common shareholders	$(1,480,249)	$13,702,538
Denominator:
Weighted average common shares outstanding	113,511,706	83,475,190
Preferred shares	-	-
Warrants/Options	-	-
Restricted stock units	-	-
Deferred cash convertible note	-	-
Post-closing share consideration	-	-
Convertible promissory note	-	-
Adjusted weighted average common shares outstanding	113,511,706	83,475,190

Diluted earnings (loss) per common share	$(0.01)	$0.16

F-16

Dividends

Dividends are distributions that were paid to the former owners of MeridianBet Group, prior to the effective date of the Meridian Purchase Agreement (as described in detail below in “NOTE 22 - MERIDIANBET GROUP PURCHASE AGREEMENT”) for the twelve months ended December 31, 2024, and 2023, in the amounts of $769,534 and $1,798,959, respectively.

The dividend distributions were paid in cash.

Treasury Stock

Treasury stock is carried at cost. See “NOTE 18 – EQUITY” in the notes to the financial statements included under “Item 8. Financial Statements and Supplementary Data”, for more details on stock repurchase program.

Stock-Based Compensation

The Stock-based compensation expense is recorded as a result of stock options, restricted stock units and restricted stock granted in return for services rendered. The share-based payment arrangements with employees were accounted for under Accounting Standards Update (ASU) 718, “Compensation - Stock Compensation”. In 2018, the FASB issued ASU 2018-07, which simplifies the accounting for share-based payments granted to non-employees for goods and services. Under the ASU, most of the guidance on such payments to non-employees would be aligned with the requirements for share-based payments granted to employees.

The expenses related to the stock-based compensation are recognized on each reporting date. The amount is calculated as the difference between total expenses incurred and the total expenses already recognized.

Stock-based compensation is $4,707,313 and $0 during the twelve months ended December 31, 2024 and 2023, respectively.

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See “NOTE 19 – SEGMENT REPORTING AND GEOGRAPHIC INFORMATION”, for further detail.

NOTE 2 – ACCOUNTS RECEIVABLE, NET

Accounts receivables are carried at their estimated collectible amounts. Trade accounts receivables are periodically evaluated for collectability based on past credit history with customers and their current financial condition.

F-17

Trade receivables are generated mostly from receivables from (i) resale of online gaming content (ii) the franchise partners for business-to-business (B2B) services, (iii) Agents for unpaid retail revenue, and (iv) receivables from the payment providers.

Receivables related to resale of online gaming content and B2B services amount to $3,747,169 and $93,910 as of December 31, 2024, and December 31, 2023, respectively.

Receivables from payment providers in Bosnia amount to $1,517,840 and $1,506,412 as of December 31, 2024, and December 31, 2023, respectively. These receivables are settled regularly.

The Company has accounts receivable of $6,061,281 and $2,674,967 as of December 31, 2024, and December 31, 2023, respectively (net of allowance for bad debt of $994,329 and $203,676, respectively).

NOTE 3 – ACCOUNTS RECEIVABLE - RELATED PARTY

Accounts receivable from related party are carried at their estimated collectible amounts. Related party accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition. The Company has accounts receivable from several related parties including Top Level doo Serbia, Network System Development, MG Canary, Ino Network, Articulate Pty Ltd. (“Articulate”) and Elray Resources Inc. (“Elray”).

The accounts receivable from related party amount to $666,545 and $399,580, as of December 31, 2024 and December 31, 2023, respectively.

NOTE 4 – TAXES RECEIVABLE

Taxes receivable mainly include stamps, duties, local taxes assets and corporate income taxes.  Taxes receivable are $734,630 and $997,778 as of December 31, 2024, and December 31, 2023, respectively. The components of taxes receivable are as follows:

Description	As of December 31, 2024	As of December 31, 2023
Corporate income taxes receivable	$310,424	$722,260
VAT refund receivables	286,031	225,178
Municipality taxes refund receivable	138,175	50,340
Total taxes receivable	$734,630	$997,778

NOTE 5 – PREPAID EXPENSES

The balances of prepaid expenses are $955,456 and $328,400 as of December 31, 2024, and December 31, 2023, respectively. The components of prepaid expenses are as follows:

Description	As of December 31, 2024	As of December 31, 2023
Prepayments to suppliers	$39,239	$-
Prepaid payroll expense	4,557	-
Prepaid rent	12,475	39,850
Prepaid license	443,355	182,746
Prepaid sponsorship/advertising	363,835	102,318
Other prepayments	91,995	3,486
Total prepaid assets	$955,456	$328,400

F-18

NOTE 6 – OTHER CURRENT ASSETS

As of December 31, 2024, and December 31, 2023, other current assets are $2,584,771 and $1,989,476, respectively. The components of other current assets are as follows:

Description	As of December 31, 2024	As of December 31, 2023
Other current receivables	$1,315,276	$1,849,666
Accrued income	1,068,075	288,712
Employee receivables	314,865	241,513
Other current investments	330,302	10,158
Allowance for bad debt	(443,747)	(400,573)
Total other current assets	$2,584,771	$1,989,476

Other current receivables include government refunds for maternity leave reimbursements, interest receivables, employee advances, and receivables for thefts and damages.

As of December 31, 2024, the total allowance for bad debt amounts to $443,747 and is primarily related to the impairment of other receivables recorded at My Best Odds Belgium in the amount of $319,341, as well as the impairment of Atlas Bank in bankruptcy at MeridianBet Montenegro in the amount of $116,388.

During September 2024, the Company, through RKings, experienced unauthorized charges on its Facebook account totaling $382,368. These charges have been recorded as Other Current Assets on the balance sheet, pending resolution. Facebook has committed to fully refund the unauthorized amounts. The Company will adjust this balance upon receipt of the refund. As of the date of this report, the full amount has been refunded.

NOTE 7 – ACQUISITIONS

Golden Matrix and Aleksandar Milovanović; Zoran Milošević, and Snežana Božović (MeridianBet Group) Meridian Purchase Agreement

Please refer to “NOTE 22 – MERIDIANBET GROUP PURCHASE AGREEMENT”, for a discussion of the Meridian Purchase Agreement, pursuant to which effective April 1, 2024, Golden Matrix (legal acquirer/accounting acquiree) acquired MeridianBet Group (legal acquiree/accounting acquirer) from the Meridian Sellers.

Classics Holding Acquisition

On August 16, 2024, the Company entered into a Share Exchange Agreement to acquire an 80% ownership interest in Classics from NJF Exercise Physiologists Pty Ltd (“NJF”) and Think Tank Enterprises Pty Ltd (collectively the “Classics Sellers”).

Classics, through its wholly-owned subsidiary, Classics for a Cause Pty Ltd, is an independent online trade promotions company in Australia, which operates a well-established business-to-consumer (B2C) platform that offers paid members access to a wide range of discounts from retailers across Australia. Classics for a Cause rewards its members with free entries into promotional giveaways, which feature luxury and classic motor vehicles, exotic motor vehicles, caravans, jet skis, boats, and exclusive holiday experiences.

F-19

Pursuant to the Share Exchange Agreement, the Classics Sellers agreed to sell the Company 80% of the outstanding capital stock of Classics (the “Classics Stock”). In consideration for the Classics Stock, we agreed to pay the Classics Sellers, pro rata with their ownership of Classics:

(1)	810,390 restricted shares of the Company’s common stock, valued at $2.085 per share (the “Classics Closing Shares” and the “Initial Share Value”);
(2)	a cash payment of AUD $6,780,000 (USD $4,430,052);
(3)	a cash payment of AUD $33,808 representing 80% of the agreed value of the net assets of Classics on the effective date of August 1, 2024 (USD $22,091);
(4)	up to an additional AUD $500,000 (USD $326,700) (the “Holdback Cash”); and
(5)	the right to certain earnout payments as discussed below.

The Classics Closing Shares are subject to a true-up in the event the closing sales price of the Company’s common stock on the Nasdaq Capital Market on the date that is 180 days following the closing date (or if such date is not a business day, the last closing price of the Company’s common stock prior to such day) is less than the closing price of the Company’s common stock on the Nasdaq Capital Market on the closing date (or if such date is not a business day, the last closing price of the Company’s common stock prior to such day), the Shareholders are due additional compensation from the Company in an amount equal to the difference between the two closing prices, multiplied by the total Classics Closing Shares (the “True-Up Amount”). At the Company’s option, the True-Up Amount can be paid in cash or shares of common stock of the Company (“True-Up Shares”), or any combination thereof. If shares of common stock are issued in connection with the satisfaction of the True-Up Amount they are to be valued based on the US$ Agreed Value.

The Holdback Cash is to be released to the Classics Sellers, if (and only if) the Company determines, within six (6) months after the Closing Date (defined below) that the Shareholders have not defaulted in, or breached, any of their obligations, covenants or representations under the Exchange Agreement and/or under the Shareholders Agreement (defined below). On February 19, 2025, the Holdback Cash was paid to the Classics Sellers.

The Classics Sellers may also earn additional cash and stock consideration (“Earnout Shares”) based on Classics’ total net profit (as calculated as set forth in the Exchange Agreement) from the Closing Date until June 30, 2025 (the “Earnout Period”), pursuant to the schedule below:

Net Profit For the earnout Period	Earnout Cash	Earnout Shares
Under AU$2,500,000.00	AU$0	0
Between AU$2,500,000.00 and AU$3,000,000.00	AU$910,000	100,996
Between AU$3,000,000.01 and AU$3,500,000.00	AU$1,820,000	201,992
Over AU$3,500,000.01	AU$2,184,000	242,391

Notwithstanding the above, earnout consideration is only due to the Classics Sellers, if the Company determines on June 30, 2025, that the Classics Sellers have not defaulted in, or breached, any of their obligations, covenants or representations under the Exchange Agreement and/or under the Shareholders Agreement.

F-20

On August 21, 2024, the Company closed the Share Exchange Agreement, which had an effective date of August 1, 2024.

The Share Exchange Agreement also required that the Classics Sellers and the Company enter into a Shareholders Agreement (the “Shareholders Agreement”), which was entered into and became effective on August 16, 2024.

In accordance with FASB ASC Section 805, “Business Combinations”, the Company has accounted for the Share Exchange Agreement transaction as a business combination using the acquisition method. Due to the continuity of operations that will remain after the acquisition, the acquisition was considered the acquisition of a “business”.

Goodwill is measured as a residual and calculated as the excess of the sum of (1) the purchase price to acquire 80% of Classics’ shares, which was $6,468,506, and (2) the fair value of the 20% noncontrolling interest in Classics, which was estimated to be $1,422,000 over the net of the acquisition-date values of the identifiable assets acquired and the liabilities assumed.

The Company accounts for business combinations in accordance with FASB ASC 805, “Business Combinations”. The preliminary fair value of purchase consideration for the acquisition has been allocated to the assets acquired and liabilities assumed based on a preliminary valuation of their respective fair values and may change when the final valuation of the assets acquired and liabilities assumed is determined.

The assets and liabilities of Classics have been recorded at their fair value at the acquisition date, and are included in the Company’s consolidated financial statements.

The calculation of the purchase price and the assets acquired and liabilities assumed in the Share Exchange Agreement are as follows:

Calculation of Purchase Price and Preliminary Estimated Purchase Price Allocation

Purchase price buildup	Amount
Fair value of 810,390 restricted shares at $2.085 per share	$1,689,663
Closing cash consideration of AUD $6,780,000 based on the Exchange Rate on August 1, 2024	$4,430,053
A cash payment of AUD $33,808 representing 80% of the agreed value of the net assets of Classics on the effective date of August 1, 2024	$22,090
Fair value of Holdback Cash consideration of AUD $500,000 to be paid in six months based on an Exchange Rate on August 1, 2024	$326,700
Purchase price	$6,468,506
Fair value of non-controlling interest	1,422,000
Equity value	$7,890,506
Add: Current liabilities	1,693,838
Add: Deferred tax liabilities	948,020
Total equity and liabilities	$10,532,364

Allocation to assets
Cash and cash equivalents	$325,971
Prepaid expenses	80,586
Inventory, prizes	510,299
Accounts receivable	5,533
Property, Plant & Equipment, net	98,498
Total tangible assets	$1,020,887

Intangible assets
In-house Software	$10,068
Trade Names and Trademarks	2,320,000
Non‐Compete Agreements	280,000
Customer Relationships	550,000
Total intangible assets	$3,160,068

Goodwill	6,351,409
Total assets allocated	$10,532,364

F-21

Classics’ results of operations have been included in our consolidated financial statements beginning August 1, 2024. Classics contributed revenues of $4,613,457 and net income attributable to GMGI of $396,538 for the period from the date of acquisition through December 31, 2024.

Media Games Malta Acquisition

On July 11, 2024, the Company entered into a share purchase agreement related to sale and purchase of one hundred and twenty thousand (120,000) ordinary shares of one euro (€1) each in Media Games Malta (EU) Limited (“Media Games Malta”), bearing company registration number C 44807 incorporated under the laws of Malta (the “SPA”).

The purchase price was $487,647 (€435,555).

The Company paid to the sellers $134,352 (€120,000) on the date of signing the SPA.

The remaining balance of $353,295 (€315,555) was paid in four monthly instalments each of $88,324 (€78,889), with the first instalment paid one month after the date of signing the SPA and the final instalment paid four months after the date of signing the SPA.

In accordance with FASB ASC Section 805, “Business Combinations”, the Company has accounted for the SPA transaction as a business combination using the acquisition method. Due to the continuity of operations that will remain after the acquisition, the acquisition was considered the acquisition of a “business”.

Goodwill is measured as a residual and calculated as the excess of the purchase price to acquire 100% of Media Games Malta shares, which was €435,555 or $487,647.

The Company accounts for business combinations in accordance with FASB ASC 805, “Business Combinations”. The preliminary fair value of purchase consideration for the acquisition has been allocated to the assets acquired and liabilities assumed based on a preliminary valuation of their respective fair values and may change when the final valuation of the assets acquired and liabilities assumed is determined.

The assets and liabilities of Media Games Malta have been recorded at their fair value at the acquisition date, and are included in the Company’s consolidated financial statements.

The calculation of the purchase price and the assets acquired and liabilities assumed in the acquisition are as follows:

Calculation of Purchase Price and Preliminary Estimated Purchase Price Allocation

Purchase price buildup	Amount
Purchase price	$487,647

Net working capital	$(194,013)
Net property & equipment	411,551
Long term liability	(163,364)
Lease liability	(266,337)
Total Net Tangible Assets Acquired	$(212,162)

Trademark/name	$162,626
Goodwill	$537,184
Total Intangible Assets Acquired	$699,810

F-22

Media Games Malta’s results of operations have been included in our consolidated financial statements beginning August 1, 2024. Media Games Malta contributed revenues of $209,978 and net loss attributable to GMGI of $(90,157) for the period from the date of acquisition through December 31, 2024.

Acquisition of Minority Interest in Meridian Gaming S.A.C. Peru and Meridian Worldwide Ltd. Cyprus.

The Meridian Purchase Agreement required the purchase of the minority shares of certain subsidiaries of the MeridianBet Group.

Based on this, on September 3, 2024, sales-purchase agreements were signed between the buyer – Meridian Gaming Ltd. Malta and the seller of a 24.5% minority share in the company Meridian Gaming Peru S.A.C., Mr. Juan Jose Mantese.

The purchase price is $3,098,797, of which, in accordance with the agreement, a portion will be paid by way of the issuance of 814,768 shares of restricted common stock of the Company, each with an individual value of $3.00, while the remainder will be paid in cash, totaling $654,493. The share consideration is accrued as stock payable and the cash consideration is accrued as consideration payable.

Additionally, on October 3 and November 8, 2024, a share purchase agreements was signed between the buyer – Meridian Gaming Ltd. Malta and the sellers of a 15.5% minority share in the company Meridian Worldwide Ltd. Cyprus, which consisted of the following shareholders: Costas Joannides, Marko Pejovic, Jelena Sarenac, Vladimir Lenger and Marija Teodosic.

The purchase price is $4,073,707, of which, in accordance with the agreement, a portion will be paid in restricted shares of common stock of the Company, totaling 1,071,101 shares, each with an individual value of $3.00, while the remainder will be paid in cash, totaling $860,404. The share consideration is accrued as stock payable and the cash consideration is accrued as consideration payable.

Pro Forma Financial Information

The following unaudited pro forma consolidated results of operations for the twelve months ended December 31, 2024 and 2023 assume the acquisitions of Golden Matrix, Classics, Media Games Malta and the Meridian Gaming S.A.C. Peru and Meridian Worldwide Ltd. Cyprus were completed on January 1, 2023:

	Twelve Months Ended December 31,
	2024	2023
Pro-forma total revenues	$170,611,785	$148,587,970
Pro-forma net income (loss) attributable to GMGI	$(3,840,307)	$8,539,761

The unaudited pro-forma consolidated results above are based on the historical financial statements of MeridianBet Group, Golden Matrix, Classics, Media Games Malta, and Meridian Gaming S.A.C. Peru and Meridian Worldwide Ltd. Cyprus,  are not necessarily indicative of the results of operations that would have been achieved if the acquisitions were completed at January 1, 2023, and are not indicative of the future operating results of the combined company. The pro-forma consolidated results of operations also include the effects of purchase accounting adjustments, including amortization charges related to the finite-lived intangible assets acquired, assuming that the business combination occurred on January 1, 2023.

F-23

NOTE 8 – INTANGIBLE ASSETS – SOFTWARE, LICENSES, TRADEMARKS, DEVELOPED TECHNOLOGY, CUSTOMER RELATIONSHIPS, AND NON-COMPETE AGREEMENTS

Software represents software licenses as well as the costs of internally developed gaming software (e.g., a new sports betting platform which is classified as intangible construction in process). Capitalized software costs are amortized based on the straight-line method over the remaining estimated economic life of the product.

During the twelve months ended December 31, 2024, and 2023, respectively, software development costs of $6,074,013 and $2,802,421, were incurred and capitalized.

Intangible construction in process mainly represents the development of new software in Montenegro and Malta for a sports betting platform. During the twelve months ended December 31, 2024, and 2023, respectively, costs of $8,044,275 and $4,303,335, were incurred and capitalized, while a total of $5,843,637 was placed in service in 2024.

We anticipate that the majority of intangible construction in process will be placed in service in stages during the 2025, depending on the progress of the software development.

Licenses relate to operational gaming licenses issued in Bosnia, Cyprus and Brasil. During the twelve months ended December 31, 2024, and 2023, respectively, costs of $4,967,637 and $196,348, were incurred and capitalized. The increase refers to obtaining a gaming license in Brazil in amount of $4,851,000. The licenses are amortized over the life of the licenses.

Other intangible assets relate to retail agent partner relationships and online customer relationships identified during the acquisition of Bit Tech Tanzania in the amount of $1,410,358, as well as the purchase of the domain magicbet777.com by Meridianbet Brazil LTDA in the amount of $2,040,653. Other intangible assets are amortized over 5 years.

Intangible assets related to software and website are amortized on a straight-line basis over their expected useful lives, estimated to be 5 years.

Amortization expenses related to intangible assets were $6,373,696 and $1,898,027 for the twelve months ended December 31, 2024, and 2023, respectively.

The following table details the carrying values of the Company’s intangible assets:

Definite-lived intangible assets	As of December 31, 2024	As of December 31, 2023
Intangible construction in process	$11,354,044	$9,781,785
Licenses	5,689,993	722,356
Software	14,780,382	9,973,079
Trademarks and tradenames	12,183,561	994
Developed technology	3,100,000	-
Customer relationships	17,950,000	-
Non-compete agreement	290,000	-
Other intangible assets	3,451,010	1,499,752
Gross intangible assets	68,798,990	21,977,966
Less: accumulated impairment and amortization
Licenses amortization	(519,702)	(431,023)
Software amortization	(6,718,227)	(5,664,443)
Trademarks and tradenames amortization	(838,532)	(207)
Developed technology	(465,003)	-
Customer relationships	(2,656,083)	-
Non-compete agreement	(61,186)	-
Other intangible assets amortization	(1,146,800)	(774,872)
Total accumulated impairment and amortization	(12,405,533)	(6,870,544)
Net definite-lived intangible assets	$56,393,457	$15,107,422

The table below shows expected amortization expenses for the next five years of intangible assets recorded as of December 31, 2024:

Year Ending December 31,	Estimated Amortization
2025	$9,681,978
2026	10,105,005
2027	10,340,385
2028	10,934,958
2029	8,618,393
Thereafter	6,712,737
Total future amortization	$56,393,457

F-24

The following table identifies the intangible assets resulting from the Meridian Purchase, as described in greater detail in “NOTE 22 – MERIDIANBET GROUP PURCHASE AGREEMENT”:

Description	Useful life	Amount
Trade names and trademarks	10 Years	$9,700,000
Developed technology	5 Years	3,100,000
Customer relationships	5 Years	17,400,000
Non-compete agreement	3 Years	10,000
Total		$30,210,000

The fair value estimate for all identifiable intangible assets is based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use).

NOTE 9 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net, consists of the following for the periods indicated:

Description	As of December 31, 2024	As of December 31, 2023
Land	$26,084	$27,703
Buildings, net	9,190,949	6,728,697
Slots and machines, net	11,065,973	11,279,087
Equipment, net	3,348,069	3,235,175
Computers, net	1,719,679	1,697,479
Televisions, net	302,348	368,414
Property, plant and equipment construction in process	-	893,354
Investment in third party property, plant and equipment	1,778,105	1,975,460
Advances for property, plant and equipment	-	1,621,225
Total property, plant and equipment, net	$27,431,207	$27,826,594

Investment in third party property represents leasehold improvements that are in rented premises for retail betting.

Advances for property, plant and equipment represents the purchase of the premises in Montenegro. These premises are still in the process of construction.

Depreciation expenses were $4,416,495 and $3,519,083, for the twelve months ended December 31, 2024, and 2023, respectively.

F-25

NOTE 10 – DEPOSITS AND NON-CURRENT PREPAID ASSETS

As of December 31, 2024 and December 31, 2023, deposits and prepaid assets are $5,706,319 and $5,586,495, respectively. The components of deposits and prepaid assets are as follows:

	As of December 31, 2024	As of December 31, 2023
Deposits for rent & office leases	$183,596	$170,370
Deposits for retail betting	2,522,993	2,413,488
Deposits for retail casino	2,880	668,236
Deposits for internet betting	1,082,621	1,035,558
Other prepayments	10,785	9,287
Other deposits	1,903,444	1,289,556
Total deposits and prepaid assets	$5,706,319	$5,586,495

Betting and casino deposits are long term deposits held with the following banks: NLB Komercijalna bank, EFG-Direktna bank, Halk bank, Bank Postanska Stedionica, and Fibank, as security for the permission granted to operate in a particular region.

Other deposits are long-term deposits with EFG Direktna bank and Nova bank for open credit lines and e-commerce services.

The deposits with NLB Komercijalna bank accrue interest at the rates of 1.0% and 1.9% per annum.

NOTE 11 – INVESTMENTS

The Company has investments in unconsolidated entities.  The investments are accounted for under the equity method whereby the initial investment is recognized at cost and the entities’ profits or losses are recorded in proportion to the Company’s percentage of ownership.  As of December 31, 2024, and December 31, 2023, the Company had investments of $218,147 and $237,828, respectively, representing investments in in capital of Lottery RS (657 shares), Telekom Srpske (169,921 shares) and BH Telekom (15,228 shares).

NOTE 12 – OPERATING LEASE RIGHT OF USE ASSETS AND LIABILITIES

Under ASU No. 2016-02, Leases (Topic 842), lessees are required to recognize all leases (with the exception of short-term leases) on the balance sheet as a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The standard was adopted using a modified retrospective approach.

The Company (through its subsidiaries and affiliates) has entered into operating leases, the Company also has several financing lease agreements. As the rate implicit in each lease is not readily determinable, the Company uses its incremental borrowing rate based on information available at commencement to determine the present value of the lease payments. Right-of-use assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Lease term is typically assessed at 5 years.

The lease cost for the twelve months ended December 31, 2024, and 2023, was $3,404,273 and $3,085,475, respectively.

F-26

As of December 31, 2024, and December 31, 2023, the right-of-use asset was $7,643,504 and $4,147,375, respectively, and there was also a current lease liability of $2,378,896 and $2,299,317, respectively, and a non-current lease liability of $5,193,847 and $1,795,870, respectively.

Maturities of lease liabilities as of December 31, 2024, were as follows:

Operating Lease
2025	$2,751,549
2026	2,628,726
2027	2,302,923
2028	390,316
Thereafter	107,761
Total lease payments	8,181,275
Less imputed interest	608,532
Present value of lease liability	$7,572,743

NOTE 13 – ACCOUNTS PAYABLE – RELATED PARTIES

The accounts payable to related parties includes management’s superannuation payable of $19,655 and $0, as of December 31, 2024, and December 31, 2023, respectively.  A Superannuation is mandated by the Australian Government - Superannuation Guarantee (Administration) Act 1992 (currently 11.5%).

NOTE 14 – TAXES PAYABLE

The taxes payable includes tax amounts due for stamps, duties, corporate income tax and deferred tax liabilities as noted below:

As of December 31, 2024, and December 31, 2023, taxes payable are $3,774,418 and $3,394,556, respectively. The components of taxes payable are as follows:

	As of December 31, 2024	As of December 31, 2023
Stamps, duties and other taxes	2,369,595	2,131,635
Corporate income tax payable	1,404,823	1,262,921
Total taxes payable	$3,774,418	$3,394,556

NOTE 15 – LONG TERM LIABILITIES

Unicredit Bank Facility

On May 1, 2024, effective May 16, 2024, Meridian Serbia entered into a Facility Agreement dated as of April 30, 2024 (the “Facility Agreement”) with Unicredit Bank Serbia JSC Belgrade (“Unicredit Bank”).  UniCredit Bank agreed to loan Meridian Serbia up to 2,350,000,000 Serbian dinars (approximately $22,400,000), pursuant to the terms of the Facility Agreement (the “Loan”).

F-27

A total of $11 million of the proceeds from the Loan was paid to the Meridian Sellers pursuant to the terms of the Meridian Purchase Agreement.

The Loan is secured by a mortgage on substantially all of Meridian Serbian’s real estate; a pledge by Golden Matrix Serbia of all the outstanding capital stock of Meridian Serbia; a pledge by the Company of all of its ownership in Golden Matrix Serbia; and an assignment of Meridian Serbia’s insurance policies.

On May 16, 2024, the Company entered into a Guaranty Agreement in favor of Unicredit Bank to guarantee in full the repayment of the Loan.

The Loan bears interest at the one-month BELIBOR rate, plus 3.15% per annum (currently approximately 8.75%), payable monthly in arrears.

The Loan is repayable in installments, beginning six months after May 16, 2024, and payable in full by the maturity date, May 17, 2027. The first installment was paid on November 16, 2024.

For the twelve months ended December 31, 2024, the Company paid $2,354,195 to Unicredit Bank against the loan, including the principal amount of $696,677, interest accrued of $1,114,524, and a one-time fee of $542,994. As of December 31, 2024, the principal balance of the loan was $20,203,619.

The contract defines a Financial Covenant stipulating that the financial ratio (Net Debt/Ebitda) must be less than or equal to 3x, with compliance monitored by the bank. As of December 31, 2024, the requirement under the Financial Covenant has been met.

Hipotekarna Bank Facility

On March 21, 2024, MeridianBet Montenegro entered into a long-term loan, in the amount of EUR 2,000,000 (approximately $2,141,000) from Hipotekarna Bank for financing working capital and liquidity of the Company. The term of using the funds is 24 months ending April 2026. The Bank charges effective interest at the annual rate of 5.63% (nominal interest rate 5.3%).

For the twelve months ended December 31, 2024, the Company paid $857,375 to Hipotekarna Bank against the loan, including the principal amount of $784,986, and interest accrued of $72,389. As of December 31, 2024, the principal balance of the loan was $1,324,361.

On December 9, 2024, MeridianBet Montenegro entered into a short-term loan, in the amount of EUR 1,000,000 (approximately $1,039,000) from Hipotekarna Bank for financing working capital and liquidity of the Company. The term of using the funds is 12 months ending December 31, 2025. The Bank charges effective interest at the annual rate of 5.79% (nominal interest rate 5.3%).

For the twelve months ended December 31, 2024, there was no payment from the Company to Hipotekarna Bank against the loan. The first installment was due in February 2025. As of December 31, 2024, the principal balance of the loan was $1,038,900.

Igor Salindrija Facility

On April 1, 2024, Meridian Malta entered into a long-term loan, in the amount of EUR 2,000,000 (approximately $2,240,000) from Igor Salindrija, for financing working capital and liquidity of the Company. The term of using the funds is the 24 months ending on April 1, 2026, when the entire loan amount becomes due. The effective interest is at the annual rate of 7%. As of December 31, 2024, the principal balance of the loan was $2,065,680.

Lind Global Asset Management VIII LLC Securities SPA / Promissory Note

On July 2, 2024, the Company entered into a Securities Purchase Agreement (the “SPA”) with Lind Global Asset Management VIII LLC, a Delaware limited partnership (the “Investor”), pursuant to which the Company issued to the Investor a secured, two-year, interest free convertible promissory note in the principal amount of $12,000,000 (the “Secured Convertible Note”) and a common stock purchase warrant (the “Lind Warrant”) to acquire 750,000 shares of common stock of the Company, at an exercise price of $4.00 per share. The Lind Warrant expires on July 2, 2029. A total of $10,000,000 was funded under the Secured Convertible Note (representing the principal amount less an original issue discount of 20%) on July 3, 2024 (the “Funding Date”). In connection with the issuance of the Secured Convertible Note and the Lind Warrant, the Company paid a $250,000 commitment fee to the Investor. The Secured Convertible Note is convertible into shares of common stock of the Company by the Investor at any time at a conversion price of $4.00 per share.

F-28

The Company recorded a debt discount of $5,326,632 related to the issuance of the Secured Convertible Note. The total debt discount was comprised of the relative fair value of the Lind Warrant, the $2,000,000 issue discount, the commitment fee, $2,004,455 of advisory fees in connection with the debt issuance to Citigroup Global Markets Limited, and other issuance costs. The relative fair value of the Lind Warrant was $1,007,482 and was calculated using the Black-Scholes option pricing model. During the twelve months ended December 31, 2024, $2,157,607 of the debt discount was amortized to interest expense. As of December 31, 2024, the unamortized debt discount was $3,169,025.

Second Amendment to Senior Secured Convertible Note

On October 30, 2024, the Company and the Investor entered into a Second Amendment to Senior Secured Convertible Promissory Note (the “Amendment”), which amended the Secured Convertible Note. Pursuant to the Amendment, the Company and the Investor agreed (a) that the October 2024 amortization payment due on October 20, 2024 pursuant to the terms of the Secured Convertible Note, would be paid $100,000 in shares of common stock of the Company, as determined pursuant to the terms of the Secured Convertible Note, and $515,000 in cash; and (b) to amend the events of default set forth in the Secured Convertible Note to provide that it will be an event of default if the Company’s market capitalization is below $250 million for ten consecutive days at any time after March 3, 2025 (previously such applicable starting date for that covenant was December 3, 2024).

For the twelve months ended December 31, 2024, the Company paid a total of $2,463,000 to the Investor against the loan through a combination of share issuances and cash payments. As of December 31, 2024, the principal balance of the loan was $9,600,000.

As of December 31, 2024 and December 31, 2023, long term liabilities amount to $31,655,487 and $0, respectively, which are attributable to Unicredit Bank facility, Hipotekarna Bank facility, the Igor Salindrija facility and Secured Convertible Note from the Investor.

Maturities of long-term loan as of December 31, 2024 and December 31, 2023, are as follows:

Long term loan	As of December 31, 2024	As of December 31, 2023
Within 1 year	$17,291,241	$-
Within 1-2 Years	14,364,246	-
Present value of loan liability	$31,655,487	$-

NOTE 16 – OTHER LIABILITIES

Other Current Liabilities

As of December 31, 2024, and December 31, 2023, other current liabilities were $1,090,063 and $581,644, respectively. The components of other current liabilities are as follows:

Description	As of December 31, 2024	As of December 31, 2023
Staff costs payable	$577,788	$444,962
Other current payables	148,345	80,238
Rent deposits received	2,233	4,140
Bank overdraft	83,965	52,304
Dividends payable	38,671	-
Customer deposit	239,061	-
Total other current liabilities	$1,090,063	$581,644

F-29

Other current payables include any amounts due to parties that do not meet the requirements to be classified as accounts payable, such as interest payable, fines, penalties, employee receivables, fees, etc.

Other Non-Current Liabilities

As of December 31, 2024, and December 31, 2023, other non-current liabilities were $6,658,377 and $496,699, respectively. The components of other non-current liabilities are as follows:

	As of December 31, 2024	As of December 31, 2023
Leases payable	$36,348	$3,242
Retirement benefits	14,674	15,206
Deferred tax liabilities	6,607,355	208,779
Other non-current liabilities	-	269,472
Total other non-current liabilities	$6,658,377	$496,699

The increase in deferred tax liabilities resulted from the Meridian Purchase and Classics acquisition, which led to the recognition of intangible assets and corresponding deferred tax liabilities. These deferred tax liabilities will be amortized in line with the amortization of the related intangible assets.

NOTE 17 – RELATED PARTY TRANSACTIONS

All related-party transactions have been recorded at the amount of consideration established and agreed to by the related parties.

Aleksandar Milovanović, Zoran Milošević and Snežana Božović

On April 9, 2024, Golden Matrix completed the acquisition of 100% of MeridianBet Group, from the Meridian Sellers, effective for all purposes as of April 1, 2024. The Meridian Purchase is described in greater detail under “NOTE 1 - BASIS OF PRESENTATION AND ACCOUNTING POLICIES” and “NOTE 22 – MERIDIANBET GROUP PURCHASE AGREEMENT”.

Dividends Paid to the Meridian Sellers

For the twelve months ended December 31, 2024, and 2023, dividends paid to the former owners are as follows:

Owners	Dividends Paid Twelve Months Ended December 31, 2024	Dividends Paid Twelve Months Ended December 31, 2023
Aleksandar Milovanović	$468,694	$830,701
Zoran Milošević	165,562	839,553
Snežana Božović	5,450	92,858
Other dividends paid	129,828	35,847
Total dividends paid	$769,534	$1,798,959

F-30

Zoran Milošević, Meridian Tech d.o.o.’s Chief Executive Officer

Mr. Zoran Milošević has been serving as the Chief Executive Officer of the MeridianBet Group since 2008. On June 18, 2024, an Employment Agreement was entered into between Meridian Tech d.o.o. (an indirect wholly-owned subsidiary of the Company) (“Meridian Tech”) and Mr. Milošević, the Chief Executive Officer of Meridian Tech, a significant stockholder of the Company and one of the Meridian Sellers (the “Milošević Agreement”).

The Milošević Agreement provides for Mr. Milošević to serve as the Chief Executive Officer of Meridian Tech and has a term through August 20, 2026, automatically extending thereafter for successive one-year periods, unless either party provides the other notice of their intent not to renew at least three months prior to any renewal date, unless terminated earlier pursuant to its terms.

Pursuant to the agreement, Mr. Milošević is to receive an annual basic salary of $396,000 (the “Basic Salary”), of which $174,240 is to be paid monthly (the “Monthly Salary”); and (b) $221,760 is to be paid quarterly (the “Quarterly Salary”), each pro-rated for partial periods. The Monthly Salary is payable in cash, monthly in arrears. The Quarterly Salary is payable by the fourth day following the end of each calendar quarter, in cash, or at the option of the Chief Executive Officer of the Company, shares of common stock of the Company (the “Quarterly Salary Shares”), based on the average of the closing sales prices of the Company’s common stock on the last day of each month during the applicable calendar quarter, rounded to the nearest whole share. The Quarterly Salary Shares must be issued under a stockholder approved equity compensation plan.

On May 9, 2024, the Company granted 250,000 restricted stock units to Mr. Milošević in consideration for future services to be rendered by Mr. Milošević through December 2024. The restricted stock units are subject to vesting, to the extent that certain performance metrics are met by the Company and Mr. Milošević’s continued service through the applicable vesting date.

During the twelve months ended December 31, 2024, and 2023, total salary paid to Mr. Milošević was $97,539 and $29,869, respectively. As of December 31, 2024, and December 31, 2023, the Monthly Salary payable to Mr. Milošević was $0 and $0, respectively, and the accrued Quarterly Salary was $158,081 and $0, respectively, which is expected to be settled in stock.

Snežana Božović, Chief Operating Officer of Meridian Serbia and Secretary of the MeridianBet Group

Ms. Snežana Božović has been serving as the Secretary of the MeridianBet Group since 2008 and as the Chief Operating Officer of Meridian Serbia since May 2022. On June 18, 2024, an Employment Agreement was entered into between Meridian Tech and Snežana Božović, an employee of Meridian Tech, and one of the Meridian Sellers (the “Božović Agreement”).

The Božović Agreement has substantially similar terms as the Milošević Agreement, except that it provides for Ms. Božović to serve as an employee of Meridian Tech; provides for a Basic Salary of $216,000, a Monthly Salary of $145,200, and a Quarterly Salary of $70,800; and provides for a six-month severance payment instead of an eighteen-month payment.

On May 9, 2024, the Company granted 125,000 restricted stock units to Ms. Božović in consideration for future services to be rendered by Ms. Božović through December 2024. The restricted stock units are subject to vesting, to the extent that certain performance metrics are met by the Company and Ms. Božović’s continued service through the applicable vesting date.

On May 9, 2024, the Company also granted an additional 75,000 restricted stock units to Ms. Božović. The RSUs will vest at the rate of 9,375 RSUs every six months over the next four years.

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During the twelve months ended December 31, 2024, and 2023, total salary paid to Ms. Božović was $97,539 and $24,606, respectively. As of December 31, 2024, and December 31, 2023, the Monthly Salary payable to Ms. Božović was $0 and $0, respectively, and the accrued Quarterly Salary was $53,081 and $0, respectively, which is expected to be settled in stock.

Anthony Brian Goodman, the Company’s Chief Executive Officer and Director

Mr. Anthony Brian Goodman has been serving as the Director and Chief Executive Officer of Golden Matrix (and subsequently the Company) since 2016. Following the Meridian Purchase, he continues to serve as the Director and Chief Executive Officer of the Company.

As of April 1, 2024, Mr. Goodman held 250,000 outstanding RSUs, which were subject to vesting pursuant to Mr. Goodman’s continued service through the applicable vesting date and the Company meeting certain performance conditions.

On June 18, 2024, the Company entered into a First Amendment to First Amended and Restated Employment Agreement (“Goodman Agreement”) with Mr. Goodman to increase the annual basic salary payable to Mr. Goodman to $396,000 per year, plus Superannuation as mandated by the Australian Government - Superannuation Guarantee (Administration) Act 1992 (currently 11.5%).

During the twelve months ended December 31, 2024, the total salary paid to Mr. Goodman was $260,040. As of December 31, 2024, the total salary payable to Mr. Goodman was $0, and the superannuation payable was $10,796. There were no fees paid to Mr. Goodman before April 1, 2024.

Weiting ‘Cathy’ Feng the Company’s Chief Financial Officer, Chief Operating Officer and Director

Ms. Weiting ‘Cathy’ Feng has been serving as the Director and executive officer of Golden Matrix (and subsequently the Company) since 2016. Following the Meridian Purchase, she continues to serve as the Director and Chief Operating Officer of the Company, and since September 2024, as Chief Financial Officer.

As of April 1, 2024, Ms. Feng held 125,000 outstanding RSUs, which were subject to vesting based on Ms. Feng’s continued service through the applicable vesting date and the Company meeting certain performance conditions.

On June 18, 2024, the Company entered into a First Amendment to First Amended and Restated Employment Agreement (“Feng Agreement”) with Ms. Feng to increase the annual basic salary payable to Ms. Feng to $216,000 per year, plus Superannuation as mandated by the Australian Government - Superannuation Guarantee (Administration) Act 1992 (currently 11.5%).

On September 9, 2024, and effective on September 9, 2024, the Board of Directors appointed Ms. Feng, the Company’s Chief Operating Officer and Director, as Chief Financial Officer (Principal Accounting/Financial Officer) of the Company.

On January 25, 2025, Ms. Feng tendered her resignation to the Company as a member of the Board (the “Resignation Letter”), to be effective upon the earlier of (a) 8:00 a.m. Pacific Standard Time on the date that is six months from the date of the Resignation Letter (July 25, 2025); and (b) the date and time that Board of Directors of the Company appoints a Chief Financial Officer. Ms. Feng will remain the Chief Operating Officer of the Company following her resignation as a member of the Board.

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During the twelve months ended December 31, 2024, total salary paid to Ms. Feng was $150,200. As of December 31, 2024, total salary payable to Ms. Feng was $0, and the superannuation payable was $5,889. There were no fees paid to Ms. Feng before April 1, 2024.

Thomas E. McChesney, a member of the Board of Directors of the Company

Mr. Thomas E. McChesney has been serving as a Director of Golden Matrix (and subsequently the Company) since 2020. Following the Meridian Purchase, he continues to serve as a Director of the Company.

As of April 1, 2024, Mr. McChesney held 60,000 vested options and 50,000 outstanding RSUs, which were subject to vesting based on Mr. McChesney’s continued service through the applicable vesting date and the Company meeting certain performance conditions.

Effective June 1, 2024, the monthly compensation for Mr. McChesney’s service on the Board increased from $5,000 per month to $7,500 per month.

During the twelve months ended December 31, 2024, total consulting fees paid to Mr. McChesney were $62,500. As of December 31, 2024, the amount payable to Mr. McChesney was $0. There were no fees paid to Mr. McChesney before April 1, 2024.

Murray G. Smith, a member of the Board of Directors of the Company

Mr. Murray G. Smith has been serving as a Director of Golden Matrix (and subsequently the Company) since 2020. Following the Meridian Purchase, he continues to serve as a Director of the Company.

As of April 1, 2024, Mr. Smith held 100,000 vested options and 50,000 outstanding RSUs, which were subject to vesting based on Mr. Smith’s continued service through the applicable vesting date and the Company meeting certain performance conditions.

Effective June 1, 2024, the monthly compensation for Mr. Smith’s service on the Board increased from $5,000 per month to $7,500 per month.

During the twelve months ended December 31, 2024, total consulting fees paid to Mr. Smith were $62,500. As of December 31, 2024, the amount payable to Mr. Smith was $0. There were no fees paid to Mr. Smith before April 1, 2024.

Philip D. Moyes, a former member of the Board of Directors of the Company

Mr. Philip D. Moyes served as a Director of Golden Matrix (before the Meridian Purchase). On April 5, 2024, and effective at the closing of Meridian Purchase, Mr. Moyes resigned as a member of the Board of Directors of the Company, which resignation was a required condition to the closing of the transactions contemplated by the Meridian Purchase Agreement. The Board of Directors also agreed to accelerate the vesting of the Restricted Stock Units held by Mr. Moyes (50,000 RSUs, which have been settled by the issuance of the same number of shares of common stock), as of the closing date of the Meridian Purchase Agreement.

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On May 3, 2024, the Company paid Mr. Moyes $1,591 in consulting fees as a termination payment. There were no fees paid to Mr. Moyes before April 1, 2024.

William Scott, a member of the Board of Directors of the Company

Effective on April 9, 2024, the Company appointed William Scott as a member of the Board of Directors of the Company and as the Chairman of the Board of Directors of the Company.

On May 9, 2024, the Company granted 50,000 restricted stock units to Mr. Scott in consideration for future services to be rendered by Mr. Scott through December 2024. The restricted stock units are subject to vesting, to the extent that certain performance metrics are met by the Company and Mr. Scott’s continued service through the applicable vesting date.

Compensation for Mr. Scott’s service on the Board, payable in arrears, was $5,000 per month. Effective June 1, 2024, the monthly compensation for Mr. Scott’s service on the Board increased from $5,000 per month to $7,500 per month.

During the twelve months ended December 31, 2024, total consulting fees to Mr. Scott were $61,136. As of December 31, 2024, the amount payable to Mr. Scott was $0. There were no fees paid to Mr. Scott before April 1, 2024.

Brett Goodman, Vice President of Business Development and son of the Company’s Chief Executive Officer

Mr. Brett Goodman, son of the Company’s Chief Executive Officer, has been serving as the VP of Business Development at Golden Matrix (and subsequently the Company) since 2022. Following the Meridian Purchase, he continues to hold the same position in the Company.

As of April 1, 2024, Mr. Brett Goodman held 50,000 outstanding vested options and 34,500 outstanding RSUs, which are subject to vesting based on Mr. Brett Goodman’s continued service through the applicable vesting dates.

Effective August 1, 2024, the Board approved an increase in Mr. Brett Goodman’s annual base salary to $108,000, in addition to Superannuation contributions as required by the Australian Government's Superannuation Guarantee (Administration) Act 1992, currently set at 11.5%. Additionally, the Board has authorized a grant of 10,000 Restricted Stock Units (RSUs) to Mr. Goodman in recognition of future services. The RSUs vest in two installments: 5,000 RSUs after six months and the remaining 5,000 RSUs after twelve months.

During the twelve months ended December 31, 2024, total salary paid to Mr. Brett Goodman was $73,000. As of December 31, 2024, total salary payable to Mr. Goodman was $0, and the superannuation payable was $2,970. There were no fees paid to Mr. Brett Goodman before April 1, 2024.

Articulate Pty Ltd, 50% owned by Marla Goodman (wife of the Company’s Chief Executive Officer) and 50% owned by Mr. Goodman, the Company’s Chief Executive Officer

On April 1, 2024, following the Meridian Purchase, the Company assumed the License Agreement with Articulate, in which Articulate received a license from the Company to use the GM2 Asset technology and agreed to pay Golden Matrix a usage fee calculated as a certain percentage of the monthly content and software usage within the GM2 Asset system.

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During the twelve months ended December 31, 2024, revenues from Articulate were $137,286. As of December 31, 2024, the amount receivable from Articulate was $313,509. There were no revenues received from Articulate before April 1, 2024.

Omar Jimenez, former Chief Financial Officer/Chief Compliance Officer

Mr. Omar Jimenez served as the Chief Financial Officer/Chief Compliance Officer of Golden Matrix (and subsequently the Company) from April 2021 to September 9, 2024.

Effective on September 9, 2024, Mr. Omar Jimenez and the Company agreed to mutually terminate the services of Mr. Jimenez as Chief Financial Officer (Principal Financial/Accounting Officer) and Chief Compliance Officer of the Company, effective the same date, and entered into a Separation and Release Agreement. On September 18, 2024, the Company paid $51,025 to Mr. Omar Jimenez as a severance payment.

During the twelve months ended December 31, 2024, total consulting fees (including the severance fees) paid to Mr. Jimenez were $176,025. As of December 31, 2024, the amount payable to Mr. Jimenez was $0. There were no fees paid to Mr. Jimenez before April 1, 2024.

Elray Resources Inc., Mr. Goodman, the Company’s CEO, serves as CEO & Director of Elray, and Ms. Feng, the Company’s CFO and COO, serves as Treasurer and Director of Elray.

On April 1, 2024, the Company assumed the Software License Agreement with Elray Resources, Inc. (“Elray”), in which the Company granted Elray a license for the use and further distribution of certain of Golden Matrix’s online games. The license provides Elray the right to use the online games solely for the purpose of running an online blockchain casino enterprise.

During the twelve months ended December 31, 2024, revenues from Elray were $36,205. As of December 31, 2024, the amount receivable from Elray was $35,911. There were no revenues received from Elray before April 1, 2024.

Top Level doo Serbia, MG Canary, and Ino Network

The accounts receivable-related party from Top Level doo Serbia, MG Canary, and Ino Network, amounts to $317,125 and $399,580 as of December 31, 2024, and December 31, 2023, respectively with the largest amount due from Top Level d.o.o. Serbia in the amount of $288,157 and $340,049, separately.  MeridianBet Group has no ownership interest or control in Top Level d.o.o. Serbia, but it does have common individual shareholders.

NOTE 18 - EQUITY

The historical shareholders’ equity of MeridianBet Group (the accounting acquirer /legal acquiree) prior to the reverse merger (the Meridian Purchase) has been retrospectively adjusted (a recapitalization) for the equivalent number of shares received by the former owners of MeridianBet Group as required under ASC 805.

Preferred Stock

The Company has 20,000,000 shares of $0.00001 par value preferred stock authorized.

As of December 31, 2024, and December 31, 2023, 1,000 and 0 Series B preferred shares of par value $0.00001 were outstanding, respectively.

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As of December 31, 2024, and December 31, 2023, 1,000 and 1,000 Series C Preferred Stock shares of par value $0.00001 were outstanding, respectively. As a result of the recapitalization, the 1,000 shares of Series C Preferred Stock outstanding as of December 31, 2023 represent the shares received by the former owners of MeridianBet Group to complete the Meridian Purchase on April 9, 2024, which were designated on April 4, 2024.

As of December 31, 2024, and December 31, 2023, 19,998,000 and 19,999,000 shares of preferred stock remained undesignated, respectively.

Common Stock

As of December 31, 2024, 300,000,000 shares of common stock, par value $0.00001 per share, were authorized, and as of December 31, 2023, 250,000,000 shares of common stock, par value $0.00001 per share, were authorized of which 129,242,993 and 83,475,190 shares were issued and outstanding, respectively. As a result of the recapitalization, the 83,475,190 shares outstanding as of December 31, 2023 represent the shares received by the former owners of MeridianBet Group to complete the Meridian Purchase.

Common Stock Transactions

During the twelve months ended December 31, 2024, 160,000 unregistered shares of restricted common stock, with a value of $858,600, were issued for services. There were no shares issued for services before April 1, 2024.

On September 4, 2024, the Company issued 1,000,000 shares upon converting $2,000,000 of the Deferred Cash Convertible Promissory Note (discussed below under “NOTE 22 - MERIDIANBET GROUP PURCHASE AGREEMENT”), into common stock.

On October 1, 2024, the Company issued 1,054,348 shares upon converting $2,125,000 of the Contingent Post-Closing Cash Consideration (discussed below under “NOTE 22 - MERIDIANBET GROUP PURCHASE AGREEMENT”) into common stock.

On October 14, 2024, the Company determined that the Contingent Post-Closing Conditions (discussed below under “NOTE 22 - MERIDIANBET GROUP PURCHASE AGREEMENT”) were met and issued the 5,000,000 Contingent Shares (discussed below under “NOTE 22 - MERIDIANBET GROUP PURCHASE AGREEMENT”) to the former owners of MeridianBet Group.

On October 31, 2024, the Company issued 50,226 shares upon converting $100,000 of the Secured Convertible Note into common stock.

On November 26, 2024, the Company issued 101,522 shares upon converting $200,000 of the Secured Convertible Note into common stock.

The Company has a stock payable obligation of $120,000 (20,000 shares of common stock) owed to a consultant for services rendered in December 2024. Additionally, the Company owes quarterly salaries of $211,162 to Zoran Milošević and Snežana Božović which are expected to be settled in shares, as further detailed in “NOTE 17 - RELATED PARTY TRANSACTIONS”.

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Option Extension

On June 14, 2024, the Company agreed to extend the exercise period of certain stock options granted to two external consultants of the Company, which options would have expired on June 18, 2024. The Company extended the expiration date of the options granted to the consultants by one year, which covered options to purchase 100,000 shares of common stock at an exercise price of $1.74 per share for each consultant. The Company recorded a total of $74,881 of expenses due to the option extension.

Stock Repurchase Program

On July 15, 2024, the Board of Directors of the Company approved a share repurchase program for the purchase of up to $5.0 million of the currently outstanding shares of the Company’s common stock. The repurchase program is scheduled to expire on July 15, 2025, when a maximum of $5.0 million of the Company’s common stock has been repurchased, or when such program is discontinued by the Company.

During the twelve months ended December 31, 2024, the Company purchased the following shares of common stock in open market purchases:

Period	Shares	Price per Share	Total Amount
September 1 - September 30, 2024	700	$2.3869	$1,671
December 1 – December 31, 2024	59,796	$2.0307	$121,430
Total	60,496	$2.0349	$123,100

The shares purchased are held in treasury until the transfer agent actually accepts the repurchased shares for cancellation and updates the record to cancel the shares, and the treasury stock is carried at cost. On October 8, 2024, the 700 treasury shares were cancelled by the transfer agent and the number of outstanding shares was reduced by the same amount. The shares purchased in December 2024 are held in treasury. There are no commitments to purchase additional shares of common stock.

2018 Equity Incentive Plan

On April 1, 2024, the Company assumed Golden Matrix’s 2018 Equity Incentive Plan following the Meridian Purchase. No options or warrants were outstanding prior to April 1, 2024.

As of April 1, 2024, Golden Matrix had 660,000 options outstanding. The following table represents the stock option activity for the twelve months ended December 31, 2024:

Options	Number Outstanding	Weighted Average Exercise Price
Options Outstanding as of April 1, 2024	660,000	$3.03
Options expired	(150,000)	$5.82
Options exercised	(20,000)	$1.74
Options Outstanding as of December 31, 2024	490,000	$2.23
Options Exercisable as of December 31, 2024	490,000	$2.23

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The fair value of stock options was measured using the Black-Scholes option pricing model. The Black-Scholes valuation model takes into consideration the share price of the Company, the exercise price of the option, the amount of time before the option expires, and the volatility of share price. Compensation expense is charged to operations through the vesting period. The amount of cost is calculated based on the accounting standard ASU 2018-07.

The total compensation cost related to stock options granted including the option extension as discussed above was $98,582 for the twelve months ended December 31, 2024. There was no compensation cost related to stock options before April 1, 2024.

2022 Equity Incentive Plan

On April 1, 2024, the Company assumed Golden Matrix’s 2022 Equity Incentive Plan (the “2022 Plan”) following the Meridian Purchase. The 2022 Plan provides an opportunity for any employee, officer, director or consultant of the Company, subject to limitations provided by federal or state securities laws, to receive (i) incentive stock options (to eligible employees only); (ii) nonqualified stock options; (iii) restricted stock; (iv) restricted stock units, (v) stock awards; (vi) shares in performance of services; (vii) other stock-based awards; or (viii) any combination of the foregoing. In making such determinations, the Board of Directors may take into account the nature of the services rendered by such person, his or her present and potential contribution to the Company’s success, and such other factors as the Board of Directors of the Company in its discretion shall deem relevant.

As of April 1, 2024, Golden Matrix had 1,408,900 Restricted Stock Units (“RSUs”) outstanding. The following table represents the RSUs activity for the twelve months ended December 31, 2024:

RSUs	Number Outstanding
RSUs Outstanding as of April 1, 2024	1,408,900
RSUs granted	1,473,000
RSUs forfeited	(214,600)
RSUs vested	(829,730)
RSUs Outstanding as of December 31, 2024	1,837,570

On May 9, 2024, the Company granted 500,000 RSUs to Zoran Milošević, Snežana Božović, and William Scott as discussed above under “NOTE 17 – RELATED PARTY TRANSACTIONS”.

The following table represents the outstanding RSUs granted to Directors and related parties that are subject to performance metrics (“Performance RSUs”).

Recipient	Position with Company	Number of Outstanding RSUs
William Scott	Chairman of the Board of Directors	50,000
Anthony Brian Goodman	President, Chief Executive Officer (Principal Executive Officer), Secretary, and Director	250,000
Zoran Milošević	Chief Executive Officer of MeridianBet Group	250,000
Weiting ‘Cathy’ Feng	Chief Financial Officer (Principal Financial Officer), Chief Operating Officer and Director	125,000
Snežana Božović	Chief Operating Officer of Meridian Serbia and Secretary of MeridianBet Group	125,000
Murray G. Smith	Independent Director	50,000
Thomas E. McChesney	Independent Director	50,000

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The Performance RSUs described above vest at the rate of 1/2 of such RSUs based on (1) the Company meeting certain revenue, and (2) Adjusted EBITDA targets for the year ended December 31, 2024, as discussed below, to be settled in shares of common stock. Specifically, the RSUs vest, to the extent and in the amounts set forth below, to the extent the following performance metrics are met by the Company as of the dates indicated, and to the extent such persons are still providing services to the Company on the applicable vesting dates:

	Revenue Targets		Adjusted EBITDA Targets
Performance Period	Target Goal	RSUs Vested	Target Goal	RSUs Vested
Year ended December 31, 2024	$48,591,457	*	$2,637,004	*

* 1/2 of the total Performance RSUs granted to each RSU recipient above.

On May 9, 2024, the Company granted 868,000 time-based RSUs to the employees of MeridianBet Group, in consideration for services rendered by such employee through the end of applicable vesting periods of the awards.

 2023 Equity Incentive Plan

On April 1, 2024, the Company assumed Golden Matrix’s 2023 Equity Incentive Plan (the “2023 Plan”) following the Meridian Purchase. The 2023 Plan provides an opportunity for any employee, officer, director or consultant of the Company, subject to limitations provided by federal or state securities laws, to receive (i) incentive stock options (to eligible employees only); (ii) nonqualified stock options; (iii) restricted stock; (iv) restricted stock units, (v) stock awards; (vi) shares in performance of services; (vii) other stock-based awards; or (viii) any combination of the foregoing. In making such determinations, the Board of Directors may take into account the nature of the services rendered by such person, his or her present and potential contribution to the Company’s success, and such other factors as the Board of Directors of the Company in its discretion shall deem relevant. Subject to adjustment in connection with the payment of a stock dividend, a stock split or subdivision or combination of the shares of common stock, or a reorganization or reclassification of the Company’s common stock, the aggregate number of shares of common stock which may be issued pursuant to awards under the 2023 Plan is the sum of (i) five million (5,000,000) shares, and (ii) an automatic increase on April 1st of each year for a period of nine years commencing on April 1, 2024 and ending on (and including) April 1, 2033, in an amount equal to the lesser of (A) five percent (5%) of the total shares of common stock of the Company outstanding on the last day of the immediately preceding fiscal year (the “Evergreen Measurement Date”); and (B) five million (5,000,000) shares of common stock; provided, however, that the Board may act prior to April 1st of a given year to provide that the increase for such year will be a lesser number of shares of common stock. Notwithstanding the foregoing, no more than a total of 50,000,000 shares of common stock (or awards) may be issued or granted under the 2023 Plan in aggregate, and no more than 50,000,000 shares of common stock may be issued pursuant to the exercise of Incentive Stock Options.

The following table represents the RSUs activity for the twelve months ended December 31, 2024:

RSUs	Number Outstanding
RSUs Outstanding as of April 1, 2024	-
RSUs granted	10,000
RSUs forfeited	-
RSUs vested	-
RSUs Outstanding as of December 31, 2024	10,000

The total compensation cost related to RSUs was $3,484,770 for the twelve months ended December 31, 2024. There was no compensation cost related to RSUs before April 1, 2024.

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NOTE 19 – SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

The Company operates its business through three operating segments – MeridianBet Group, GMAG, RKings & CFAC (discussed in greater detail below), which are based on its business activities and organization. The reportable segments are segments of the Company for which separate financial information is available and for which operating results are evaluated regularly by the Company’s chief operating decision maker (“CODM”) in deciding how to allocate resources as well as in assessing performance.

The Company’s chief operating decision maker is a management function comprised of two individuals. These two individuals are the Company’s Chief Executive Officer and MeridianBet Group’s Chief Executive Officer. The Company’s chief operating decision makers and management utilize revenues and operating income as the primary profit measures for its reportable segments.

The Company’s three reportable segments are as follows:

•	MeridianBet Group – This segment includes revenues from retail sports betting, retail casinos, online sports betting, online casinos, and bars operated by MeridianBet Group companies across Serbia, Bosnia, Montenegro, Africa, Central and South America, and other European regions.
•	GMAG – This segment generates revenue through the Company’s intellectual property and the resale of third-party gaming content, primarily serving customers in the Asia-Pacific region.
•	RKings & CFAC – This segment includes revenues from pay-to-enter prize competitions and trade promotions, conducted through RKings in the UK and Classics in Australia.

In addition to these reportable segments, the Company has certain corporate costs that are not directly attributable to its brands and, therefore, are not allocated to its segments. Such costs primarily include certain share-based compensation, and holding company expenses including administrative, legal fees, audit fees, and filing fees. In addition, certain other costs are not allocated to segments, including impairment costs, and restructuring costs which include charges or expenses attributable to acquisition-related costs. The segment structure is consistent with how the Company’s CODM plans and allocates resources, manages the business and assesses performance. All intercompany revenues are eliminated in consolidation and are not reviewed when evaluating segment performance.

The following table presents the key performance information of the Company’s reportable segments:

	For the twelve months ended
	December 31, 2024
	MeridianBet Group	GMAG	RKings & CFAC	Total

Revenues	106,230,422	12,483,392	32,401,718	151,115,532
Cost of revenue	(29,141,666)	(8,962,001)	(24,439,740)	(62,543,407)
Segment gross profit	77,088,756	3,521,391	7,961,978	88,572,125

Less:
Selling, general and administrative expenses	14,886,265	959,052	1,257,490	17,102,807
Salaries and wages	18,723,800	990,474	662,151	20,376,425
Professional fees	1,842,678	175,686	35,108	2,053,472
Marketing expenses	14,836,852	1,016,981	2,821,452	18,675,285
Rents and utilities	6,661,375	95,304	88,909	6,845,588
Bad debt expense	558,147	800,000	-	1,358,147
Segment income/(loss) from operations	19,579,639	(516,106)	3,096,868	22,160,401

Less:
Holding company expenses				1,814,552
Restructuring costs				2,184,397
Stock-based compensation expenses				4,627,557
Depreciation expenses				4,416,495
Amortization expenses				6,373,696
Total income (loss) from operations				2,743,704

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Total revenues by geographic region are as follows:

	For the twelve months ended
	December 31, 2024	December 31, 2023
UK	27,788,261	-
Europe (UK-Excl.)	89,556,566	77,246,089
Central and South America	5,329,576	4,011,852
Asia Pacific (Australia Excl.)	11,230,611	-
Australia	4,613,457	-
Africa	12,597,061	11,735,580
Total	151,115,532	92,993,521

Assets and liabilities are not separately analyzed or reported to the CODM and are not used to assist in decisions surrounding resource allocation and assessment of segment performance. As such, an analysis of segment assets and liabilities has not been included in this financial information.

NOTE 20 – INCOME TAXES

Income Tax Rates by Country of Operations

Country of Operations	2024 Income Tax Rate
United States of America	21%
Australia	30%
United Kingdom	25%
Mexico	30%
Isle of Man	0%
Serbia	15%
Montenegro	9-15%
Bosnia and Herzegovina	10%
South Africa	27%
Malta	35%
Cyprus	12.5%
Belgium	25%
Curacao	22%
Peru	29.5%

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Provision for Income Taxes

The components of the provision for income taxes were as follows:

	2024	2023
Current Taxes
U.S. Federal	148,300	-
Foreign	3,196,802	1,476,597
Current Taxes	3,345,102	1,476,597

Deferred Taxes
U.S. Federal	197,295	-
Foreign	(924,030)	94,119
Deferred Taxes	(726,735)	94,119

Provision for income taxes	2,618,367	1,570,716

U.S. and foreign components of income before taxes were as follows:	2024	2023
United States	(9,022,353)	-
Foreign	11,030,871	15,465,602
Income before income taxes	1,208,518	15,465,602

Income Tax Expense

The difference between the actual tax provision and the tax provision computed by applying the statutory federal income tax rate of 21% to income before income taxes was attributable to the following:

	2024	2023
Income tax expense at federal statutory rate	253,789	3,247,776
Stock-based Compensation	971,787	-
Transaction Costs	202,069	-
GILTI Inclusion	1,234,434	-
Representation Expenses	23,302	-
Impairment of Assets	6,750	-
Effects of Transfer Pricing	64,601	20,281
Other Permanent Items	4,646	5,562
Tax Credits	(1,488,973)	(1,464,750)
Foreign Rate Differential	(948,027)	(649,107)
Other Taxes	825,519	410,955
Tax Contingency	1,468,472	-
Income Tax Expense	2,618,369	1,570,717

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Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. The Company's deferred tax assets and liabilities consisted of the following:

	2024	2023
Deferred Tax Assets:
Net operating loss	277,950	-
Employee Benefits	2,341	-
Other	106,619	-
Gross Deferred Tax Assets	386,910	-
Valuation Allowance	-	-
Total Deferred Tax Assets	386,910	-

Deferred Tax Liabilities
Depreciation and Amortization	6,980,141	208,779
Other	14,124	-
Total Deferred Tax Liabilities	6,994,265	208,779

Net deferred tax liability	(6,607,355)	(208,779)

The Company has gross foreign net operating loss carryforwards of $926,500 as of December 31, 2024.

The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2024, there is no valuation allowance recorded. The Company will continue to evaluate the need to adjust the valuation allowance. The amount of the deferred tax asset considered realizable, however, could be adjusted depending on the Company's performance in certain subsidiaries or jurisdictions.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	2024	2023
Beginning of Period	-	-
Prior year tax positions increases	1,468,472	-
Current year tax positions increases	-	-
End of Period	1,468,472	-

Gross unrecognized tax benefits related to uncertain tax positions as of December 31, 2024 and 2023, were $1.5 million and zero, respectively. If recognized, the resulting tax benefit would affect our effective tax rate for the year 2023 by $1.5 million. The Company recognizes interest and penalties related to uncertain tax positions as income tax expense. See legal matters for additional details.

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NOTE 21 - COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company may be involved, from time to time, in litigation or other legal claims and proceedings involving matters associated with or incidental to our business, including, among other things, matters involving breach of contract claims, and other related claims and vendor matters; however, none of the aforementioned matters are currently pending, except as discussed below. The Company believes that we are not exposed to matters that will individually, or in the aggregate, have a material adverse effect on our financial condition or results of operations.

Notwithstanding the above, the outcome of litigation is inherently uncertain. If one or more legal matters were resolved against the Company in a reporting period for amounts in excess of management’s expectations, the Company’s financial condition and operating results for that reporting period could be materially adversely affected.

The Company is involved in a dispute with one of its Cyprus subsidiaries’ minority owners. Meridian Malta owns 51% of the Cypriot company, Fair Champions Meridian Ltd. (“Fair Champions”). Meridian Malta and the minority shareholders of Fair Champions are engaged in four related court actions, two of which (one from each side) seek the liquidation of that company. The proceedings are pending in the District Court of Limassol, cases General Application No. 378/2016; General Application No. 542/2020; Case No. 1080/2017; and Case No. 418/2017. The actions were initiated between September and February 2020. Given the parties’ petitions for relief, the ultimate liquidation of that entity is likely, though it is also possible the Court will engineer one set of parties buyout of the other. In the third action, the minority shareholders are asserting derivative claims on behalf of Fair Champions. In the fourth, Meridian Serbia has sued certain minority shareholders for misrepresentations made at the time of the Company Parties’ acquisition of its majority interest in Fair Champions. The MeridianBet Group is seeking reimbursement of the sum it paid for that interest. The Company is vigorously defending this dispute and believes that dispute will be resolved in the Company's favor and as such, a reserve has not been accrued.

Meridian Malta is participating in a dispute with the Greek tax authorities (acting through the Audit Centre for Large Enterprises). The MeridianBet Group has conducted business remotely (i.e., via internet) in Greece through Meridian Malta. Meridian Malta—like two dozen other remote betting entities—is locked in a tax dispute with the Greek tax authorities relating to tax years 2012 through 2014. The Greek authorities filed initial assessments, which Meridian Malta then appealed. The bases of the appeals included arguments that (i) Greece incorrectly assessed Meridian Malta’s tax liability; and (ii) Meridian Malta paid taxes on its Greek revenues in Malta, so it is exempt from further taxes under the two countries’ double taxation treaty. The appeals are at various stages of adjudication. These actions, instituted in December 2018 and April 2019, are pending in the Administrative Court of Appeal of Athens and the Supreme Court of Greece, respectively. The Company is vigorously defending this dispute and believes that dispute will be resolved in the Company's favor, but out of prudence, for the twelve months ended December 31, 2024, the Company had accrued a tax expense of $1,468,472 as an accrued liability for the said dispute.

The Company is in a dispute with Mr. Paul Hardman (one of the former owners of RKings) with regards to a certain consideration totaling approximately $626,450 (GBP 500,000) that he has alleged is still owed to him pursuant to the RKings Purchase Agreement, and which we allege was forfeited. That amount is accrued and included in the Company’s liabilities as of December 31, 2024. The Company’s dispute and claims against Mr. Hardman stem from breaches of the terms of the RKings Purchase Agreement by Mr. Hardman. The Company is vigorously pursuing the claim of breach of the RKings Purchase Agreement against Mr. Hardman; however, no formal legal action has been initiated by either party to date.

The Company is involved in various labor and tax-related disputes in the ordinary course of business. These matters include, but are not limited to, employee claims, wage and hour disputes, and tax assessments by regulatory authorities. The majority of disputes relate to labor disputes with former employees of the Meridian Group, which represents more than 90% of all disputes. While the outcomes of such matters are inherently uncertain, based on current information and management’s assessment, none of these disputes are expected to have a material impact on the Company’s financial position, results of operations, or cash flows. The Company continues to monitor these matters and will update its disclosures as necessary should any material developments arise.

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NOTE 22 - MERIDIANBET GROUP PURCHASE AGREEMENT

On January 12, 2023, Golden Matrix entered into a Sale and Purchase Agreement of Share Capital (the “Original Purchase Agreement”) with the Meridian Sellers, the owners of MeridianBet Group.

On June 28, 2023, Golden Matrix entered into an Amended and Restated Sale and Purchase Agreement of Share Capital dated June 27, 2023, with the Meridian Sellers on June 28, 2023 (the “A&R Purchase Agreement”).

On April 9, 2024, the Meridian Purchase was completed, and Golden Matrix acquired 100% of MeridianBet Group, effective for all purposes as of April 1, 2024. In connection with the Meridian Purchase, on April 9, 2024, Golden Matrix (A) issued 82,141,857 restricted shares of Golden Matrix’s common stock to the Meridian Sellers and 1,000 shares of Golden Matrix’s Series C Preferred Stock; (B) paid the Meridian Sellers $12 million in cash; and (C) issued the Meridian Sellers $15 million in Promissory Notes, payable $13,125,000 to Aleksandar Milovanović, $1,250,000 to Zoran Milošević and $625,000 to Snežana Božović.

Pursuant to the terms of the Meridian Purchase Agreement, Golden Matrix was also required to pay the Meridian Sellers: (1) $18 million in cash by April 26, 2024 (provided that failure to pay such amounts by April 26, 2024 was to result in such unpaid amounts accruing interest at the rate of 3% per annum, from the April 1, 2024 effective date of the Meridian Purchase, until paid in full) (the “Deferred Cash Consideration”); (2) the additional sum of (i) $5,000,000 and (ii) 5,000,000 restricted shares of common stock (the “Contingent Shares” and collectively, the “Contingent Post-Closing Consideration”) which was due to the Meridian Sellers within five business days following the Determination Date (defined below) if (and only if) the Company has determined that each of the Post-Closing Conditions (defined below) have been satisfied, which Post-Closing Contingent Shares have an agreed aggregate value of $15,000,000. For purposes of the foregoing, the “Determination Date” means the date that is six months after the closing date and the “Contingent Post-Closing Conditions” are as follows: the Meridian Sellers and their affiliates are not then in default in any of their material obligations, covenants or representations under the Meridian Purchase Agreement, any of the transaction documents, or any other agreement with the Company beyond any applicable cure periods therein, as confirmed by Meridian Sellers in a signed writing delivered to the Company and verified by the Company within five business days thereafter; and (3) the additional sum of $20,000,000 of which $10,000,000 is due 12 months after the closing date and $10,000,000 is due 18 months after the closing date (“Non-Contingent Post-Closing Cash Consideration”).

The Company has paid $25,977,949 in cash and converted $6,000,000 in shares toward the cash consideration payable to the former owners of MeridianBet Group. As of December 31, 2024, the remaining outstanding consideration payable was $38,022,051, which was not in default.

Fourth Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital and Related Transactions

On June 17, 2024, and effective on April 9, 2024, the Company and the Meridian Sellers entered into a Fourth Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital (the “Fourth Amendment”), which amended the Meridian Purchase Agreement to (a) clarify the previous payment of $11 million of the Deferred Cash Consideration to the Meridian Sellers on or around May 17th or May 20, 2024; (b) provide that $4 million of the Deferred Cash Consideration would be satisfied by the issuance of shares of common stock of the Company pursuant to the June 2024 Debt Conversion Agreement, discussed below; (c) provide that $3 million of the Deferred Cash Consideration would be satisfied by the entry into the Deferred Cash Convertible Promissory Note, discussed below; and (d) waive all interest which accrued on the $18 million of deferred cash consideration pursuant to the terms of the Meridian Purchase Agreement.

June 2024 Debt Conversion Agreement

Also on June 17, 2024, the Company entered into a Debt Conversion Agreement (the “June 2024 Debt Conversion Agreement”) with Aleksandar Milovanović (“Milovanović”), one of the Meridian Sellers, and the then 58.5% stockholder of the Company. Pursuant to the June 2024 Debt Conversion Agreement, the Company and Milovanović agreed to convert an aggregate of $4,000,000 of the Deferred Cash Consideration into an aggregate of 1,333,333 shares of restricted common stock of the Company, based on a conversion price of $3.00 per share (the “Debt Conversion Shares”).

Pursuant to the Debt Conversion Agreement, which included customary representations and warranties of the parties, Milovanović agreed that the shares of common stock issuable in connection therewith were in full and complete satisfaction of $4 million of the Deferred Cash Consideration including all accrued and unpaid interest thereon.

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Deferred Cash Convertible Promissory Note

Also on June 17, 2024, the Company entered into a Deferred Cash Convertible Promissory Note with Milovanović (the “Deferred Cash Convertible Promissory Note”) which had a principal balance of $3 million and does not accrue interest unless an event of default thereunder occurs and upon an event of default accrues interest at 12% per annum. The full amount of the Deferred Cash Convertible Promissory Note is due and payable on December 17, 2025, unless earlier paid. Milovanović has the right, from time to time, to declare the principal amount of the Deferred Cash Convertible Promissory Note to be due and payable, prior to January 1, 2025, upon written notice to the Company, after which the Company has three days to pay such amount(s).

The Deferred Cash Convertible Promissory Note is convertible into shares of common stock of the Company, at any time, from time to time, at the option of Milovanović, with written notice to the Company, based on a conversion price, determined at the option of Milovanović of either (A) (i) the average closing sales price of the Company’s common stock on the Nasdaq market over the thirty trading day period ending on the trading day immediately preceding the date of the conversion notice; (ii) minus a discount of 15%; or (B) $3.00, subject to a floor of $2.00 per share.

On July 1, 2024 and July 31, 2024, a total of $97,419 and $96,910 of the Deferred Cash Convertible Promissory Note was repaid by the Company. On September 4, 2024, a total of $2,000,000 owed under the Deferred Cash Convertible Promissory Note was converted into 1,000,000 shares of common stock of the Company pursuant to the terms of the Deferred Cash Convertible Promissory Note. On September 23, 2024, a total of $100,504 of the Deferred Cash Convertible Promissory Note was repaid. No gains or losses were recorded on conversion. As of December 31, 2024, a total of $705,167 remained outstanding under the Deferred Cash Convertible Promissory Note.

Promissory Notes

The Notes in the aggregate amount of $15,000,000 accrue interest at seven percent (7%) per annum (twelve percent (12%) upon the occurrence of an event of default); with monthly interest payments of all accrued interest due on the first day of each calendar month until the maturity date of such Notes; and provide for all outstanding principal and unpaid interest due and payable in full 24 months after the closing date. If we fail to make any payment of principal, interest or other amount due under the Notes within three business days of the date due and payable, we agreed to pay the holder of the Note a late charge equal to 8% of the amount of such payment which was not paid.

Fifth Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital

As part of the consideration for the Meridian Purchase, we agreed to pay the Meridian Sellers (i) $5,000,000 (the “Contingent Cash Consideration”) and (ii) 5,000,000 restricted shares of common stock (the “Contingent Shares”) which were due to the Meridian Sellers within five business days following the Determination Date (defined below) if (and only if) the Company determined that each of the Post-Closing Conditions (defined below) were met. For purposes of the foregoing, the “Determination Date” means the date that is six months after the closing date of the Meridian Purchase Agreement (April 9, 2024) and the “Contingent Post-Closing Conditions” are as follows: the Meridian Sellers and their affiliates are not then in default in any of their material obligations, covenants or representations under the Meridian Purchase Agreement, any of the transaction documents, or any other agreement with the Company beyond any applicable cure periods therein, as confirmed by Meridian Sellers in a signed writing delivered to the Company and verified by the Company within five business days thereafter.

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On October 1, 2024, and effective on October 1, 2024, we and the Meridian Sellers entered into a Fifth Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital (the “Fifth Amendment”), which amended the Meridian Purchase Agreement to (a) provide that the Company had the option, in its sole discretion, to accelerate the issuance of the Contingent Shares; and (b) to satisfy the payment of the Contingent Cash Consideration owed to the Meridian Sellers as follows: (A) Milovanović – a total of $2,000,000 of the Contingent Cash Consideration due to Milovanović was agreed to be satisfied in shares of Company common stock, pursuant to the terms of the October 2024 Debt Conversion Agreement, defined below, and the remaining $2,625,000 of Contingent Cash Consideration due to Milovanović, was agreed to be deferred until at least November 9, 2024, and shall thereafter be payable upon written demand by Milovanović to the Company, within two (2) business days; (B) Milošević – a total of $100,000 of the Contingent Cash Consideration due to Milošević was agreed to be satisfied in shares of Company common stock pursuant to the terms of the October 2024 Debt Conversion Agreement, and the Company agreed to pay the remaining $150,000 of Contingent Cash Consideration due to Milošević, at the rate of $50,000 per month, on each of October 1, 2024, November 1, 2024 and December 1, 2024; and (C) Božović – a total of $25,000 of the Contingent Cash Consideration due to Božović was agreed to be satisfied in shares of Company common stock, pursuant to the terms of the October 2024 Debt Conversion Agreement, and the Company agreed to pay the remaining $100,000 of Contingent Cash Consideration due to Božović, at the rate of $50,000 per month, on each of October 1, 2024 and November 1, 2024. The remaining $2,875,000 of Contingent Cash Consideration due to the Meridian Sellers as discussed above after the consummation of the transactions contemplated by the October 2024 Debt Conversion Agreement is defined herein as the “Contingent Cash Payable”. No gains or losses were recorded due to the amendment.

October 2024 Debt Conversion Agreement

Also on October 1, 2024, the Company entered into a Debt Conversion Agreement (the “October 2024 Debt Conversion Agreement”) with each of the Meridian Sellers. Pursuant to the October 2024 Debt Conversion Agreement, the Company and (a) Milovanović agreed to convert an aggregate of $2,000,000 of the Contingent Cash Consideration payable to Milovanović into 1,000,000 shares of common stock of the Company, based on a conversion price of $2.00 per share; (b) Milošević agreed to convert an aggregate of $100,000 of the Contingent Cash Consideration payable to Milošević into 43,478 shares of common stock of the Company, based on a conversion price of $2.30 per share, the closing sales price of the Company’s common stock on October 1, 2024, the date the October 2024 Debt Conversion Agreement became binding on all parties, since the agreement became binding after 4:00 p.m. Eastern Time on such day, which closing sales price was equal to the closing consolidated bid price on such trading day (the “Related Party Conversion Price”); and (c) Božović agreed to convert an aggregate of $25,000 of the Contingent Cash Consideration payable to Božović into 10,870 shares of common stock of the Company, based on a conversion price equal to the Related Party Conversion Price.

Pursuant to the October 2024 Debt Conversion Agreement, which included customary representations and warranties of the parties, the Meridian Sellers agreed that the shares of common stock issuable in connection therewith were in full and complete satisfaction of the portions of the Contingent Cash Consideration payable to such persons.

Series C Preferred Stock

On April 4, 2024, in contemplation of the closing of the transactions contemplated by the Meridian Purchase Agreement, and pursuant to the power provided to Golden Matrix by the Articles of Incorporation of Golden Matrix, as amended, Golden Matrix’s Board of Directors approved the adoption of, and filing of, a Certificate of Designation of Golden Matrix Group, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of Its Series C Preferred Stock (the “Series C Designation”), which was filed with, and became effective with, the Secretary of State of Nevada on the same date. The Series C Designation designated 1,000 shares of Series C Preferred Stock. The 1,000 shares of Series C Preferred Stock were issued to the Meridian Sellers at the closing of the transactions contemplated by the Meridian Purchase Agreement.

The below is a summary of the rights and preferences of the Series C Preferred Stock:

Voting Rights. The holders of the Series C Preferred Stock, voting as a class, vote together with the holders of the Company’s common stock on all shareholder matters. At each vote, each share of Series C Preferred Stock entitles the holder 7,500 votes on all matters presented to the Company’s shareholders for a vote of shareholders, whether such vote is taken in person at a meeting or via a written consent (7,500,000 votes in aggregate for all outstanding shares of Series C Preferred Stock).

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Additionally, for so long as (a) the Company’s Board of Directors has at least five members; and (b) the Meridian Sellers collectively beneficially own more than 40% of the Company’s outstanding common stock (without taking into account shares voted by, or convertible into pursuant to, the Series C Preferred Stock) and for so long as the Series C Preferred Stock is outstanding, the holders of the Series C Preferred Stock, voting separately, have the right to appoint two members to the Company’s Board of Directors. If (x) the Company’s Board of Directors has less than five members, or (y) the Meridian Sellers ever collectively beneficially own 40% or less of the Company’s outstanding common stock, the holders of the Series C Preferred Stock, voting separately, have the right to appoint one member to the Board of Directors. The holders of the Series C Preferred Stock also have the sole right to remove such persons appointed by the Series C Preferred Stock and to fill vacancies of such appointees.

See also the following table summarizing the above director appointment rights provided to the holders of the Series C Preferred Stock:

Percent Beneficial Ownership of Common Stock held by the Meridian Sellers	Total Directors on the Board of Directors	Total Directors the Holders of the Series C Preferred Stock Can Appoint
Greater than 40%	Five	Two
	Less than five	One
40% or less, but at least 10%	Any number	One
Less than 10%	Any number	None (because under that threshold, the Series C Preferred Stock automatically converts into common stock, meaning the Director-appointment right terminates)

The Series C Preferred Stock also requires the consent of the holders of at least a majority of the issued and outstanding shares of Series C Preferred Stock to (i) amend any provision of the designation of the Series C Preferred Stock, (ii) increase or decrease (other than by redemption or conversion) the total number of authorized shares of any preferred stock of the Company, (iii) adopt or authorize any new designation of any preferred stock, (iv) amend the Articles of Incorporation of the Company in a manner which adversely affects the rights, preferences and privileges of the Series C Preferred Stock, (v) effect an exchange, or create a right of exchange, cancel, or create a right to cancel, of all or any part of the shares of another class of shares into shares of Series C Preferred Stock, (vi) issue any additional shares of preferred stock, or (vii) alter or change the rights, preferences or privileges of the shares of Series C Preferred Stock so as to affect adversely the shares of Series C Preferred Stock.

Dividend Rights. None.

Liquidation Preference. None.

Conversion Rights. The holders of the Series C Preferred Stock have the right to convert each share of the Series C Preferred Stock into one share of the Company’s common stock at any time. The Series C Preferred Stock also provides for the automatic conversion of all outstanding shares of Series C Preferred Stock into common stock of the Company, on a 1 for 1 basis, on the date that the aggregate beneficial ownership of the Company’s common stock (calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended), calculated without regard to any shares of common stock issuable upon conversion of the Series C Preferred Stock, of the Meridian Sellers (collectively), falls below 10% of the Company’s common stock then outstanding, without taking into account the shares of common stock issuable upon conversion of the Series C Preferred Stock, or the first business day thereafter that the Company becomes aware of such.

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Redemption Rights. None.

Transfer Rights. The Series C Preferred Stock is not transferrable by the Meridian Sellers.

Nominating and Voting Agreement

On April 9, 2024, as a required term of, and in connection with, the closing of the Meridian Purchase Agreement, the Company entered into a Nominating and Voting Agreement (the “Voting Agreement”) between the Company, Anthony Brian Goodman, the Company’s Chief Executive Officer and director, Luxor Capital LLC, which is owned and controlled by Mr. Goodman, and each of the Meridian Sellers.

Pursuant to the Voting Agreement, the Meridian Sellers and Mr. Goodman agreed for two years following the closing of the Meridian Purchase Agreement (i.e., until April 9, 2026) to:

(1)

vote their voting shares of the Company “For” appointment of those director nominees, nominated to the Board of Directors from time to time by the independent Nominating and Corporate Governance Committee of the Board of Directors of the Company (the “Committee”) which Committee is required to be composed of two members (one appointed by the members of the Board of Directors not appointed by the Meridian Sellers and one appointed by the member(s) of the Board of Directors appointed by the Meridian Sellers); and

(2)

not vote their shares to remove any directors nominated by the Committee, subject to certain rights to withhold votes for certain persons disqualified from serving as a member of the Board of Directors as described in the Voting Agreement.

If the Committee becomes deadlocked on a nominee, then the independent Director(s) on the Board have the right to vote, and to collectively break the voting tie (voting by majority, provided that the Board of Directors currently consists of only one other independent member, other than those two independent members on the Committee).

The Voting Agreement also includes restrictions on the ability of the Meridian Sellers to transfer shares of the Company which they hold, unless such transferees enter into a joinder to the Voting Agreement and includes a provision allowing any member of the Board nominated by the Meridian Sellers to share confidential information with the Meridian Sellers, but otherwise prohibiting them from sharing such confidential information with any other person.

Pursuant to the Voting Agreement, the Meridian Sellers agreed to not request, encourage, or support any independent directors nominated to the Board of Directors by the Meridian Sellers pursuant to the appointment right set forth in the designation of the Company’s Series C Preferred Stock (the “Series C Appointment Right”), to remove Mr. Goodman as Chief Executive Officer of the Company (or reduce his ultimate authority to manage the Company, subject to the terms of the Management Agreement, discussed below) for a period of two years following the closing of the Meridian Purchase Agreement, except as to a removal for cause (as defined in the Voting Agreement), or to the extent that failure to vote to remove Mr. Goodman would violate their fiduciary duties to the Company or its shareholders.

Day-to-Day Management Agreement

Also on April 9, 2024, as a required term of, and in connection with, the closing of the Meridian Purchase Agreement, Golden Matrix and Zoran Milošević (one of the Meridian Sellers) entered into a Day-to-Day Management Agreement (“Management Agreement”), which prohibits the Company or its executives from materially interfering in the operation of the business of, and day-to-day operations of, the MeridianBet Group by its current leadership (i.e., Mr. Milošević, as Chief Executive Officer of MeridianBet Group), while the Voting Agreement is in place. The purpose of the agreement is to ensure the continued running of the MeridianBet Group in the ordinary course, for a finite period of time, by one or more individuals who (i) have grown such entities to their current, profitable levels, earning them an important level of corporate and business knowledge; and (ii) have the native-language abilities to easily communicate with mid-level and low-level employees, among other material advantages. The violation of that materiality-based restriction would also raise an option for the Meridian Sellers to suspend or terminate (at their discretion) the Voting Agreement. The Management Agreement does not, other than in connection with the day-to-day operations of MeridianBet Group, restrict the Board of Directors or management’s ability to manage MeridianBet Group or the Company as a whole.

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Pursuant to the Management Agreement, Mr. Milošević serves as the manager of MeridianBet Group and supervises and direct the day-to-day operation of MeridianBet Group as Chief Executive Officer thereof. The initial term of the Management Agreement is two years (i.e., until April 9, 2026), unless otherwise extended with the mutual agreement of the parties. Mr. Milošević has the right to terminate the Management Agreement immediately upon the termination of the Voting Agreement; and Mr. Milošević has the right to terminate the Voting Agreement immediately upon the expiration or termination of the Management Agreement.

The Management Agreement may also be terminated in writing by a non-breaching party in the event of the other party’s (i) fraud, gross negligence or willful misconduct in the performance of its obligations under the Management Agreement; or (ii) the breach by the other party of any of its obligations under the Management Agreement, if such breach is not cured within such 30 days after written notice to breaching party is provided by the non-breaching party, or if such breach cannot reasonably be cured within 30 days, if such breaching party fails to commence the cure thereof within said 30 day period and thereafter fails to diligently pursue said cure or if such breaching party fails to complete said cure within 60 days of such breach.

If Mr. Milošević were to pass away, become materially disabled, or cease to be our or a MeridianBet Group employee during the term of the Management Agreement, then the Management Agreement would not terminate, and instead the other Meridian Sellers would have the right to substitute another person in Mr. Milošević’s role.

In consideration for the services agreed to be provided by Mr. Milošević under the Management Agreement, the Company will pay Mr. Milošević $10 per year.

Pursuant to the Management Agreement, at least once per calendar year, but more frequently at the request of Mr. Milošević and/or the Company’s Chief Executive Officer (the “CEO”)(but not more frequently than semi-annually), Mr. Milošević shall prepare a budget for the upcoming year (or such shorter period as the parties may in their discretion determine) for MeridianBet Group (the “Budget”), which is required to be approved by the CEO.

Reverse Merger

Immediately following the Meridian Purchase, the Meridian Sellers collectively owned approximately 69.2% of the Company’s outstanding shares of common stock (with Milovanović owning 58.8%), and 67.0% of the Company’s outstanding voting shares (with Milovanović owning 57.0%). As a result of the Meridian Purchase, the Meridian Sellers became the majority stockholders of the Company and received rights to appoint certain persons to the Board of Directors of the Company pursuant to the Series C Preferred Stock (as discussed in greater detail above under “Series C Preferred Stock”).

The Meridian Purchase has been accounted for as a business combination for accounting purposes, with MeridianBet Group being deemed the accounting acquirer and Golden Matrix being deemed the accounting acquiree. Therefore, the historical basis of MeridianBet Group’s assets and liabilities have not been remeasured as a result of the acquisition. As described more fully in “NOTE 1 - BASIS OF PRESENTATION AND ACCOUNTING POLICIES” and above, the assets and liabilities of Golden Matrix have been recorded at their fair value at the acquisition date and are included in the Company’s consolidated financial statements.  In identifying MeridianBet Group as the acquiring entity, the companies considered the structure of the acquisition, the relative equity ownership and the largest portion of the voting rights, in the combined companies after the closing of the acquisition, along with the composition of the board of directors.

The consolidated financial information has been prepared using the acquisition method of accounting in accordance with ASC Topic 805, “Business Combinations” (“ASC 805”), which requires, among other things, that assets acquired, and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. The acquisition method of accounting uses the fair value concepts defined in ASC Topic 820, “Fair Value Measurement” (“ASC 820”). The preliminary fair value of purchase consideration for the acquisition has been allocated to the assets acquired and liabilities assumed based on a preliminary valuation of their respective fair values and may change when the final valuation of the assets acquired and liabilities assumed is determined.

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The following is an estimate of the allocation of the purchase price to acquired identifiable assets and assumed liabilities:

Purchase Price Allocation	Amounts
Cash and cash equivalents	$17,355,360
Account receivable, net	4,321,191
Inventory, prizes	2,408,020
Property, plant & equipment	37,518
Other assets	540,764
liabilities	(11,290,438)
Net tangible assets	13,372,415
Goodwill	64,360,526
Intangible assets	30,210,000
Fair value of total estimated purchase consideration transferred	$107,942,941

The fair value of the consideration transferred is based on the fair value of 36,742,287 outstanding shares of Golden Matrix’s common stock as of April 1, 2024, at a share price of $2.86 per share on the same date, plus the fair value of 1,000 outstanding shares of Series B Preferred Stock. Since each share of Series B Preferred Stock can be converted into 1,000 shares of common stock, the fair value of the 1,000 shares of Series B Preferred Stock is equivalent to 1,000,000 shares of common stock, also valued at $2.86 per share as of April 1, 2024.

Golden Matrix’s results of operations have been included in our consolidated financial statements beginning on April 1, 2024. During the twelve months ended December 31, 2024, Golden Matrix contributed revenues of $44,885,110 and a net loss of $7,371,118 to the Company.

During the twelve months ended December 31, 2024, MeridianBet Group contributed revenues of $106,230,422 and net income of $9,660,474 to the Company.

NOTE 23 – SUBSEQUENT EVENTS

Restricted Stock Unit Grants

On January 12, 2025, the Board of Directors of the Company with the recommendation of the Compensation Committee of the Board of Directors of the Company, approved:

(a) the grant of 300,000 RSUs and a $300,000 contingent cash bonus, payable to Anthony Brian Goodman, who serves as Chief Executive Officer, President, Secretary and as a member of the Board of Directors of the Company;

(b) the grant of 300,000 RSUs and a $300,000 contingent cash bonus, payable to Zoran Milošević, who serves as Chief Executive Officer of MeridianBet Group;

(c) the grant of 75,000 RSUs and a $75,000 contingent cash bonus, payable to Weiting ‘Cathy’ Feng, the Chief Operating Officer, Chief Financial Officer, and member of the Board of Directors of the Company; and

(d) the grant of 75,000 RSUs and a $75,000 contingent cash bonus, payable to Snežana Božović, the Corporate Secretary of MeridianBet Group.

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The Board of Directors, with the recommendation of the Compensation Committee, also approved the grant of 30,000 RSUs and a $30,000 contingent cash bonus, payable to each of the three independent members of the Board of Directors.

The RSUs and contingent cash bonuses were granted in consideration for services to be rendered to the Company by the recipients above through the end of 2025.

The RSUs and contingent cash bonuses will vest to the recipients to the extent and in the amounts set forth below, to the extent the following performance metrics are met by the Company, and that such persons remain as officers or directors of the Company through the applicable vesting dates, subject to certain customary accelerated vesting terms:

	Revenue Targets			AEBITDA Targets
Performance Period	Target Goal	RSUs Vested	Cash Bonus Payable	Target Goal	RSUs Vested	Cash Bonus Payable
Year ended December 31, 2025	2024 Revenue * 1.1	*	**	2024 AEBITDA * 1.1	*	**
Year ended December 31, 2025	2024 Revenue * 1.2	*	**	2024 AEBITDA * 1.2	*	**

* 25% of the total RSUs granted to each recipient.

** 25% of the total contingent cash bonus granted to each recipient.

For the purposes of the table above: (a) “AEBITDA” means net income before interest, taxes, depreciation, amortization and stock-based compensation and restructuring costs of the Company; (b) “Revenue” means annual revenue of the Company; (c) “2024 Revenue” means actual Revenue achieved during the 12 month period from January 1, 2024 to December 31, 2024, as set forth in the Company’s audited year-end financial statements; and (d) “2024 AEBITDA” means actual AEBITDA achieved during the 12 month period from January 1, 2024 to December 31, 2024, as set forth in the Company’s audited year-end financial statements (collectively, the “Target Definitions”). Both Revenue and AEBITDA, and the determination of whether or not the applicable Revenue and AEBITDA targets above have been met will be determined based on the audited financial statements of the Company filed with the Securities and Exchange Commission in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, and shall be determined on the date such Annual Report on Form 10-K is filed publicly with the Securities and Exchange Commission.

Amended and Restated Nominating and Voting Agreement

On January 29, 2025, we, Mr. Goodman and Luxor, and each of the Meridian Sellers entered into an Amended and Restated Nominating and Voting Agreement (the “A&R Voting Agreement”), as discussed above under “Item 1. Business— Organizational History”.

Resignation of Director

On January 25, 2025, Weiting (Cathy) Feng, a member of the Board and the Chief Financial Officer and Chief Operating Officer of the Company, tendered her resignation to the Company as a member of the Board (the “Resignation Letter”), to be effective upon the earlier of (a) 8:00 a.m. Pacific Standard Time on the date that is six months from the date of the Resignation Letter (July 25, 2025); and (b) the date and time that Board of Directors of the Company appoints a Chief Financial Officer. Ms. Feng will remain the Chief Operating Officer of the Company following her resignation as a member of the Board.

On March 5, 2025, the Board of Directors appointed Rich Christensen, to serve as the Chief Financial Officer of the Company, effective the day after the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2024.

F-52

Appointment of Director

Effective on January 29, 2025, immediately following the amendment to the Bylaws, and at the request of the holders of the Company’s Series C Preferred Stock shares (i.e., the Meridian Sellers), and as one of the two Series C Preferred Stock designees allowed pursuant to terms of the Company’s Series C Preferred Stock (with Mr. William Scott being the other), the Board of Directors increased the number of members of the Board of Directors from five (5) to six (6) and appointed Snežana Božović, one of the Meridian Sellers, and the Chief Operating Officer of Meridian Serbia and Secretary of Meridian Bet Group, as a member of the Board of Directors of the Company.

February 2025 Debt Conversion Agreement

As of February 23, 2025, a total of $1,165,358 of the Contingent Cash Consideration remained due to Milovanović (the “Remaining Contingent Cash”).

On February 23, 2025, the Company and Milovanović entered into a Debt Conversion Agreement dated February 18, 2025 (the “February 2025 Debt Conversion Agreement”), pursuant to which the Company and Milovanović agreed to convert the Remaining Contingent Cash into 647,422 shares of common stock of the Company, based on a conversion price of $1.80 per share.

Pursuant to the February 2025 Debt Conversion Agreement, which included customary representations and warranties of the parties, Milovanović agreed that the shares of common stock issuable in connection therewith were in full and complete satisfaction of the Remaining Contingent Cash.

Indemnification Agreements

On or around February 24, 2025, the Company entered into indemnification agreements (the “Indemnification Agreements”), with each director serving on the Company’s board of directors, and each current executive officer of the Company (each, an “Indemnitee”). Each Indemnification Agreement provides that the Company shall indemnify each Indemnitee, to the fullest extent permitted by law, if the Indemnitee was or is or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, any threatened, pending or completed action, suit, claim, counterclaim, cross claim, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought by or in the right of the Company or otherwise and whether civil, criminal, administrative, legislative or investigative (formal or informal) (each a “Claim”) by reason of (or arising in part out of) any event or occurrence related to the fact that Indemnitee is or was a director, officer, employee, agent or fiduciary of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (an “Indemnifiable Event”) against any and all expenses (including reasonable attorneys’ fees and all other costs, expenses and obligations incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in, any such Claim, judgments, fines, penalties and amounts paid in settlement of such Claim (collectively, “Expenses”), subject to certain requirements and determinations relating to an Indemnitee’s right to receive indemnification and advancement of Expenses as described in the Indemnification Agreement.

Share Issuance

On January 1, 2025, 20,000 shares of restricted common stock were issued to a consultant in consideration for business advisory and consulting services rendered to the Company in December 2024.

On January 1, 2025, 1,071,101 shares of restricted common stock were issued to five individuals as consideration to acquire a 15.5% minority interest in Meridian Worldwide CY Limited.

On January 1, 2025, 814,768 shares of restricted common stock were issued to one individual as consideration to acquire a 24.5% minority interest in Meridian Gaming Peru S.A.C., as discussed above.

On January 13, 2025, Aleksandar Milovanović (“Milovanović”), one of the Meridian Sellers agreed to convert $501,591 of the Deferred Cash Convertible Promissory Note into 250,796 shares of common stock of the Company at a conversion price of $2.00 per share. The Deferred Cash Convertible Promissory Note is convertible into shares of common stock of the Company, at any time, from time to time, at the option of Milovanović, based on a conversion price, determined at the option of Milovanović of either (A) (i) the average closing sales price of the Company’s common stock on the Nasdaq market over the thirty trading day period ending on the trading day immediately preceding the date of the conversion notice; (ii) minus a discount of 15%; or (B) $3.00, subject to a floor of $2.00 per share.

On February 3, 2025, 20,000 shares of restricted common stock were issued to a consultant in consideration for business advisory and consulting services rendered to the Company in January 2025.

On February 23, 2025, Milovanović and the Company entered into a Debt Conversion Agreement dated February 18, 2025, pursuant to which Milovanović and the Company agreed to convert $1,165,358 owed to the Milovanović by the Company into 647,422 shares of common stock of the Company, based on a conversion price of $1.80 per share.

On March 3, 2025, 20,000 shares of restricted common stock were issued to a consultant in consideration for business advisory and consulting services rendered to the Company in February 2025.

Holdback Cash consideration

As discussed in greater detail in “NOTE 7 - ACQUISITIONS”, the Company owed AUD $500,000 (USD $326,700) (the “Holdback Cash”) to the Classics Sellers. The Holdback Cash is to be released to the Classics Sellers, if (and only if) the Company determines, within six (6) months after the Closing Date (August 21, 2024) that the Classics Sellers have not defaulted in, or breached, any of their obligations, covenants or representations under the Exchange Agreement and/or under the Shareholders Agreement. On February 19, 2025, the Holdback Cash was paid to the Classics Sellers.

Second Amendments to First Amended and Restated Employment Agreements

On, and effective on, March 20, 2025, with the approval of the Board of Directors of the Company, after receiving the recommendation of the Compensation Committee of the Board of Directors of the Company, the Company entered into a Second Amendment to First Amended and Restated Employment Agreement with each of Anthony Brian Goodman, the Company’s Chief Executive Officer and Weiting ‘Cathy’ Feng, the Company’s Chief Financial Officer and Chief Operating Officer (the “Second Amendments”). Pursuant to the Second Amendments, the term of each of Mr. Goodman’s and Ms. Feng’s employment agreements were extended for twelve months until August 20, 2027.

F-53

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure controls and procedures

The Company’s Chief Executive Officer (the principal executive officer) and Chief Financial Officer (principal financial/accounting officer) have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Based upon such evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2024, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our reports filed with the Commission pursuant to the Exchange Act, is recorded properly, processed, summarized and reported within the time periods specified in the rules and forms of the Commission and that such information is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

The management of the Company is responsible for the preparation of the consolidated financial statements and related financial information appearing in this Annual Report on Form 10-K. The consolidated financial statements and notes have been prepared in conformity with accounting principles generally accepted in the United States of America. The management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. A company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

With the participation of the Chief Executive Officer (the principal executive officer) and the Company’s Chief Financial Officer/Chief Compliance Officer (the principal financial/accounting officer), our management evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, the end of the period covered by this Report, based upon the framework in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management’s report in this annual report. On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act. Included in the Act is a provision that permanently exempts smaller public companies that qualify as either a Non-Accelerated Filer or Smaller Reporting Company from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act of 2002.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the three months ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

81

Item 9B. Other Information.

(a)

Form 8-K Information. The information and disclosures which are set forth above under “Part II, Item 5. Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities”-“Recent sales of unregistered securities”, are incorporated by reference into this “Item 9B. Other Information”, in their entirety, and shall serve as disclosure of such information pursuant to Item 3.02 of Form 8-K.

Additionally, because this Annual Report on Form 10-K is being filed within four business days from the date of the reportable events discussed below, we have elected to make the following disclosures in this Annual Report on Form 10-K instead of in a Current Report on Form 8-K under Item 5.02:

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On, and effective on, March 20, 2025, with the approval of the Board of Directors of the Company, after receiving the recommendation of the Compensation Committee of the Board of Directors of the Company, the Company entered into a Second Amendment to First Amended and Restated Employment Agreement with each of Anthony Brian Goodman, the Company’s Chief Executive Officer and Weiting ‘Cathy’ Feng, the Company’s Chief Financial Officer and Chief Operating Officer (the “Second Amendments”). Pursuant to the Second Amendments, the term of each of Mr. Goodman’s and Ms. Feng’s employment agreements were extended for twelve months until August 20, 2027.

(b) Rule 10b5-1 Trading Plans.

Our directors and executive officers may from time to time enter into plans or other arrangements for the purchase or sale of our shares that are intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or may represent a non-Rule 10b5-1 trading arrangement under the Exchange Act. During the three months ended December 31, 2024, none of the Company’s directors or officers (as defined in Rule 16a-1(f)) adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any “non-Rule 10b5-1 trading arrangement”, except as set forth below:

•

On November 29, 2024, Anthony Brian Goodman, the Company’s Chief Executive Officer, and Director entered into a 10b5-1 trading arrangement intended to satisfy the affirmative defense of Rule 10b5-1(c). Pursuant to the 10b-5-1 Plan, Mr. Goodman may sell up to 500,000 shares of common stock beneficially owned by Mr. Goodman, in accordance with the terms, conditions and restrictions of the 10b5-1 Plan. Pursuant to the 10b5-1 Plan, potential sales begin on March 31, 2025 and will continue until August 8, 2025, or until all of the shares of common Stock to be sold under the 10b5-1 Plan are sold or the 10b5-1 Plan is otherwise terminated.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

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PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item will be set forth under the headings “Election of Directors”, “Information about our Executive Officers”, “Corporate Governance”, “Corporate Governance” - “Code of business Conduct and Ethics”, “Insider Trading/Anti-Hedging Policies”, “Board Committee Membership”, and “Delinquent Section 16(a) Reports” (to the extent applicable and warranted) in the Company’s 2025 Proxy Statement to be filed with the SEC within 120 days after December 31, 2024 in connection with the solicitation of proxies for the Company’s 2025 annual meeting of shareholders and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item will be set forth under the headings “Executive Compensation”, “Director Compensation”, “Equity Grant Practices”, “Corporate Governance” - “Compensation Committee Interlocks and Insider Participation” and “Outstanding Equity Awards at Fiscal Year-End”, in the Company’s 2025 Proxy Statement to be filed with the SEC within 120 days after December 31, 2024 and is incorporated herein by reference.

Insider Trading Policies and Procedures

The Company has an insider trading policy governing the purchase, sale and other dispositions of the Company’s securities that applies to all Company personnel, including directors, officers, employees, and other covered persons. The Company also plans to follow procedures for the repurchase of any shares of its securities. The Company believes that its insider trading policy and planned repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company’s insider trading policy is filed as Exhibit 19.1 to this Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item will be set forth under the heading “Voting Rights and Principal Stockholders” and “Equity Compensation Plan Information” (including under “Equity Compensation Plan Information” table) in the Company’s 2025 Proxy Statement to be filed with the SEC within 120 days after December 31, 2024 and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be set forth under the headings “Certain Relationships and Related Transactions” and “Corporate Governance” - “Director Independence” in the Company’s 2025 Proxy Statement to be filed with the SEC within 120 days after December 31, 2024 and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The Company’s independent registered public accounting firm is M&K CPAs, PLLC, the Woodlands, Texas, PCAOB Auditor ID 2738. The information required by this Item will be set forth under the heading “Ratification of Appointment of Auditors”-“Audit Fees” in the Company's 2025 Proxy Statement to be filed with the SEC within 120 days after December 31, 2024 and is incorporated herein by reference.

83

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this Report:

(1) Financial Statements

(2) Financial Statement Schedules:

Except as provided above, all financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto included in this Form 10‑K.

84

(3) Exhibits required by Item 601 of Regulation S-K

			Incorporated by Reference
Exhibit Number	Description of Exhibit	Filed/ Furnished Herewith	Form	Exhibit	Filing Date/Period End Date	File Number
1.1+	At-The-Market Issuance Distribution Agreement by and between Golden Matrix Group, Inc. and Craig-Hallum Capital Group LLC, dated November 22, 2024		8-K	1.1	11/22/2024	001-41326
2.1+	Sale and Purchase Agreement of Ordinary Issued Share Capital dated November 29, 2021, by and between Golden Matrix Group, Inc., as Purchaser, and Mark Weir and Paul Hardman, as Shareholders of RKingsCompetitions Ltd, a Private Limited Company Formed and Registered in and Under the Laws of Northern Ireland, as Sellers		8-K	2.1	12/3/2021	000-54840
2.2£+

Amended and Restated Sale and Purchase Agreement of Share Capital dated June 27, 2023 by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers

			8-K	2.2	6/30/2023	001-41326
2.3

First Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated September 22, 2023 by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers

			8-K	2.2	9/28/2023	001-41326
2.4

Second Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated January 22, 2024, by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers

			8-K	2.3	1/24/2024	001-41326
2.5

Third Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated April 8, 2024, by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers

			8-K	2.4	4/9/2024	001-41326

85

2.6+

Fourth Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated June 17, 2024, by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers

			8-K	2.5	6/21/2024	001-41326
2.7

Fifth Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated October 1, 2024, by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers

			8-K	2.6	10/2/2024	001-41326
2.8+	Share Exchange Agreement dated August 16, 2024, by and between Golden Matrix Group, Inc., Classics Holdings Co. Pty Ltd. and the Shareholders of Classics Holdings Co. Pty Ltd.		8-K	2.1	8/20/2024	001-41326
3.1	Articles of Incorporation Since Formation and through April 2020		10-KT/A	3.1	10/28/2020	000-54840
3.2	Amended and Restated Certificate of Designation of Golden Matrix Group, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of its Series B Voting Preferred Stock as filed with the Secretary of State of Nevada on March 11, 2022		8-K	10.1	3/14/2022	000-54840
3.3	Certificate of Correction (correcting Certificate of Change filed with the Secretary of State of Nevada on April 27, 2020) filed with the Secretary of State of Nevada on October 26, 2020		8-K	3.2	10/28/2020	000-54840
3.4	Certificate of Amendment to Articles of Incorporation, as filed with the Secretary of State of Nevada on December 16, 2021		8-K	3.1	12/16/2021	000-54840
3.5	Certificate of Amendment to Articles of Incorporation of Golden Matrix Group, Inc., as filed with the Secretary of State of Nevada on April 4, 2024		8-K	3.1	4/9/2024	001-41326
3.6	Certificate of Designation of Golden Matrix Group, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of Its Series C Preferred Stock, as filed with the Secretary of State of Nevada on April 4, 2024		8-K	3.3	4/9/2024	001-41326
3.7	Bylaws of the Company		S-1	3.2	10/7/2008	333-153881
3.10	Amendment to the Bylaws of Golden Matrix Group, Inc. dated April 5, 2024		8-K	3.2	4/9/2024	001-41326
3.11	Amendments to the Bylaws of Golden Matrix Group, Inc. dated January 29, 2025		8-K	3.2	1/30/2025	001-41326
4.1	Common Stock Purchase Warrant (750,000 shares of common stock), dated July 2, 2024, issued by Golden Matrix Group, Inc. to Lind Global Asset Management VIII LLC		8-K	4.1	7/3/2024	001-41326
4.2	Description of Securities of the Registrant*	x
10.1	License Agreement, by and between Golden Matrix Group, Inc. and Articulate Pty. Ltd., dated March 1, 2018		8-K	10.2	3/2/2018	000-54840
10.2	License Agreement between Golden Matrix Group, Inc. and Red Label Technology Pte Ltd. dated July 1, 2018		10-KT/A	10.4	10/28/2020	000-54840

86

10.3***	Golden Matrix Group, Inc. 2018 Equity Incentive Plan	10.1	S-8	10/15/2019	333-234192
10.4	Form of Common Stock Purchase Warrant (August 2020 Private Offering)	8-K	10.2	8/27/2020	000-54840
10.5***	Employment Agreement between Golden Matrix Group, Inc. and Anthony Brian Goodman dated October 26, 2020	8-K	10.1	10/28/2020	000-54840
10.6***	Employment Agreement between Golden Matrix Group, Inc. and Weiting Feng dated October 26, 2020	8-K	10.2	10/28/2020	000-54840
10.7#	Sportsbook Software Licence and Services Agreement dated October 21, 2020 (and effective October 28, 2020), by and between Golden Matrix Group, Inc. and Amelco UK Limited	8-K	10.1	11/2/2020	000-54840
10.8	Distribution Agreement effective November 18, 2020, by and between Golden Matrix Group, Inc. and Playtech Software Limited	8-K	10.1	11/23/2020	000-54840
10.9	October 31, 2020, Memorandum between Golden Matrix Group, Inc. and Articulate Pty Ltd	10-Q	10.21	12/11/2020	000-54840
10.10	Share Purchase Agreement effective December 22, 2020, by and between Golden Matrix Group, Inc. and Global Technology Group Pty Ltd	8-K	10.1	12/28/2020	000-54840
10.11	Form of Common Stock Purchase Warrant (January 2021 Private Offering)	8-K	10.2	1/26/2021	000-54840
10.12	Asset Purchase Agreement effective March 1, 2021, by and between Golden Matrix Group, Inc. and Gamefish Global Pty Ltd	8-K	10.1	3/8/2021	000-54840
10.13	Purchase Agreement, effective August 10, 2020, by and between Golden Matrix Group, Inc. and Articulate Pty Ltd and Brett Goodman and Jason Silver	10-K	10.25	4/30/2021	000-54840
10.14	December 31, 2020, Agreement between Golden Matrix Group, Inc., Hopestar Technology Service Co., Ltd and Articulate Pty Ltd	10-K	10.26	4/30/2021	000-54840
10.15	Consultant Agreement between Golden Matrix Group, Inc. and ANS Advisory dated March 1, 2021	10-K	10.27	4/30/2021	000-54840
10.16	Consultant Agreement between Golden Matrix Group, Inc. and Ontario Inc dated March 1, 2021	10-K	10.28	4/30/2021	000-54840
10.17	Common Stock Purchase Warrant to purchase 120,000 shares of common stock issued to Aaron Neill-Stevens dated March 22, 2021	10-K	10.29	4/30/2021	000-54840
10.18	Common Stock Purchase Warrant to purchase 120,000 shares of common stock issued to Vladislav Slava Aizenshtat dated March 22, 2021	10-K	10.3	4/30/2021	000-54840
10.19	Consulting Agreement dated April 22nd, 2021, by and between Omar Jimenez and Golden Matrix Group, Inc.	8-K	10.1	4/23/2021	000-54840
10.20***	Amendment to Employment Agreement between Golden Matrix Group, Inc. and Weiting Feng dated April 27, 2021	10-K	10.33	4/30/2021	000-54840
10.21	Software Licensing Agreement dated June 4, 2021 (and effective June 28, 2021), by and between Golden Matrix Group, Inc. and Fantasma Games AB	8-K	10.1	6/29/2021	000-54840
10.22	Agreement to Amend and Restate Common Stock Purchase Warrant, dated July 14, 2021, and effective June 6, 2021, by and among Golden Matrix Group, Inc. and Knutsson Holdings AB	8-K	10.1	7/15/2021	000-54840
10.23	Amended and Restated Common Stock Purchase Warrant to purchase 830,000 shares of common stock dated July 14, 2021, and effective June 6, 2021	8-K	10.2	7/15/2021	000-54840
10.24	Golden Matrix Group, Inc. 2022 Equity Incentive Plan	8-K	10.1	5/11/2022	001-41326
10.25	Settlement and Mutual Release Agreement dated August 1, 2022, by and between Golden Matrix Group, Inc. and Mark Weir	10-K	10.34	1/30/2023	001-41326
10.26***	First Amended and Restated Employment Agreement effective September 16, 2022, between Golden Matrix Group, Inc. and Anthony Brian Goodman	8-K	10.1	9/20/2022	001-41326
10.27***	First Amended and Restated Employment Agreement effective September 16, 2022, between Golden Matrix Group, Inc. and Weiting ‘Cathy’ Feng	8-K	10.2	9/20/2022	001-41326
10.28***	Form of Golden Matrix Group, Inc. Notice of Restricted Stock Grant and Restricted Stock Grant Agreement (2022 Equity Incentive Plan)(officer and employee awards – September 2022)	8-K	10.3	9/20/2022	001-41326
10.29***	Employment Agreement effective September 1, 2022, between Golden Matrix Group, Inc. and Brett Goodman	8-K	10.4	9/20/2022	001-41326
10.30***	Form of Stock Option Agreement – Brett Goodman (2018 Equity Incentive Plan)	8-K	10.5	9/20/2022	001-41326

87

10.31	Share Purchase Agreement dated October 17, 2022, and effective October 24, 2022, by and between Golden Matrix Group, Inc. and the Shareholders of GMG Assets Limited	8-K	10.1	10/27/2022	001-41326
10.32***	Consulting Agreement dated October 27, 2022, by and between Golden Matrix Group, Inc. and Aaron Richard Johnston	8-K	10.1	11/1/2022	001-41326
10.33***	Golden Matrix Group, Inc. RSU Award Grant Notice and RSU Award Agreement dated October 27, 2022 (2022 Equity Incentive Plan)(Aaron Richard Johnston, Consulting Agreement - October 2022)	8-K	10.2	11/1/2022	001-41326
10.34***	Golden Matrix Group, Inc. Notice of Restricted Stock Grant and Restricted Stock Grant Agreement dated October 27, 2022 (2022 Equity Incentive Plan)(Aaron Richard Johnston, Consulting Agreement - October 2022)	8-K	10.3	11/1/2022	001-41326
10.35***	Software License Agreement between Elray Resources Inc. and Golden Matrix Group, Inc., effective December 1, 2022	8-K	10.1	12/12/2022	001-41326
10.36***	Memorandum between Articulate Pty Ltd and Golden Matrix Group, Inc., dated October 14, 2022	10-K	10.45	1/30/2023	001-41326
10.37***	Golden Matrix Group, Inc. 2023 Equity Incentive Plan	8-K/A	10.1	4/4/2024	001-41326
10.38	Nominating and Voting Agreement dated April 9, 2024, by and between Golden Matrix Group, Inc., Aleksandar Milovanović, Zoran Milošević and Snežana Božović	8-K	10.1	4/9/2024	001-41326
10.39	Day-to-Day Management Agreement dated April 9, 2024, by and between Golden Matrix Group, Inc. and Zoran Milošević	8-K	10.2	4/9/2024	001-41326
10.40	Promissory Note dated April 9, 2024, in the amount of $13,125,000 representing amounts owed by Golden Matrix Group, Inc. to Aleksandar Milovanović	8-K	10.3	4/9/2024	001-41326
10.41	Promissory Note dated April 9, 2024, in the amount of $1,250,000 representing amounts owed by Golden Matrix Group, Inc. to Zoran Milošević	8-K	10.4	4/9/2024	001-41326
10.42	Promissory Note dated April 9, 2024, in the amount of $625,000 representing amounts owed by Golden Matrix Group, Inc. to Snežana Božović	8-K	10.5	4/9/2024	001-41326
10.43	Facility Agreement dated April 30, 2024, by and between Unicredit Bank Serbia JSC Belgrade and Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd	8-K	10.1	5/7/2024	001-41326
10.44≠	Form of Golden Matrix Group, Inc. Notice of Restricted Stock Grant and Restricted Stock Grant Agreement (2022 Equity Incentive Plan)(director, officer and employee awards – May 2024)	8-K	10.2	5/10/2024	001-41326
10.45≠	Form of Golden Matrix Group, Inc. Notice of Restricted Stock Grant and Restricted Stock Grant Agreement (2022 Equity Incentive Plan)(Meridian Company employee awards – May 2024)	8-K	10.3	5/10/2024	001-41326
10.46***	Form of First Amendment to RSU Award Agreement (Director awards – May 2024)	8-K	10.1	5/10/2024	001-41326
10.47	Guaranty Agreement dated May 16, 2024, by Golden Matrix Group, Inc. in favor of Unicredit Bank Serbia JSC Belgrade	8-K	10.1	5/20/2024	001-41326
10.48	Debt Conversion Agreement dated June 17, 2024, by and between Golden Matrix Group, Inc. and Aleksandar Milovanović	8-K	10.1	6/21/2024	001-41326
10.49	Deferred Compensation Convertible Promissory Note dated June 17, 2024, in the amount of $3,000,000 representing amounts owed by Golden Matrix Group, Inc. to Aleksandar Milovanović	8-K	10.2	6/21/2024	001-41326
10.50***	First Amendment to First Amended and Restated Employment Agreement effective September 16, 2022, between Golden Matrix Group, Inc. and Anthony Brian Goodman dated June 18, 2024	8-K	10.3	6/21/2024	001-41326
10.51***	First Amendment to First Amended and Restated Employment Agreement effective September 16, 2022, between Golden Matrix Group, Inc. and Weiting ‘Cathy’ Feng dated June 18, 2024	8-K	10.4	6/21/2024	001-41326
10.52***	Employment Agreement dated June 18 2024, between Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd and Zoran Milošević	8-K	10.5	6/21/2024	001-41326
10.53***	Employment Agreement dated June 18 2024, between Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd and Snežana Božović	8-K	10.6	6/21/2024	001-41326

88

10.54+	Securities Purchase Agreement between Golden Matrix Group, Inc. and Lind Global Asset Management VIII LLC, dated July 2, 2024		8-K	10.1	7/3/2024	001-41326
10.55	$12,000,000 Senior Secured Convertible Promissory Note, dated July 2, 2024, issued by Golden Matrix Group, Inc. to Lind Global Asset Management VIII LLC		8-K	10.2	7/3/2024	001-41326
10.56	Security Agreement between Golden Matrix Group, Inc. and Lind Global Asset Management VIII LLC, dated July 1, 2024		8-K	10.3	7/3/2024	001-41326
10.57	Pledge Agreement, dated July 2, 2024, Golden Matrix Group, Inc. and Lind Global Asset Management VIII LLC		8-K	10.4	7/3/2024	001-41326
10.58	Loan Agreement between Meridianbet Doo and Hipotekarna Bank AD Podgorica dated March 21, 2024		10-Q	10.22	8/13/2024	001-41326
10.59	Loan Agreement between Igor Salindrija, as lender and Meridian Gaming Limited, as borrower, dated April 1, 2024		10-Q	10.23	8/13/2024	001-41326
10.60	First Amendment Agreement to Facility Agreement dated June 28, 2024, by and between Unicredit Bank Serbia JSC Belgrade and Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd		10-Q	10.24	8/13/2024	001-41326
10.61	First Amendment to Senior Secured Convertible Promissory Note, dated and effective August 9, 2024, by and between Golden Matrix Group, Inc. and Lind Global Asset Management VIII LLC		10-Q	10.25	8/13/2024	001-41326
10.62	Shareholders Agreement dated August 16, 2024, by and between Golden Matrix Group, Inc. and the other Shareholders of Classics Holdings Co. Pty Ltd.		8-K	10.1	8/20/2024	001-41326
10.63***	Separation and Release Agreement, effective September 9, 2024, by and between Golden Matrix Group, Inc. and Omar Jimenez		8-K	10.1	9/11/2024	001-41326
10.64	Debt Conversion Agreement dated October 1, 2024, by and between Golden Matrix Group, Inc. and Aleksandar Milovanović, Zoran Milošević and Snežana Božović		8-K	10.1	10/2/2024	001-41326
10.65	Second Amendment to Senior Secured Convertible Promissory Note, dated and effective October 30, 2024, by and between Golden Matrix Group, Inc. and Lind Global Asset Management VIII LLC		8-K	10.1	10/31/2024	001-41326
10.66***	Form of Golden Matrix Group, Inc. RSU Award Grant Notice and RSU Award Agreement (2023 Equity Incentive Plan)(Meridian Company employee awards – January 2025)		8-K	10.1	1/16/2025	001-41326
10.67	Amended and Restated Nominating and Voting Agreement dated January 29, 2025, by and between Golden Matrix Group, Inc., Aleksandar Milovanović, Zoran Milošević and Snežana Božović		8-K	10.1	1/30/2025	001-41326
10.68	Debt Conversion Agreement dated February 18, 2025, by and between Golden Matrix Group, Inc. and Aleksandar Milovanović		8-K	10.1	2/26/2025	001-41326
10.69***	Form of Indemnification Agreement		8-K	10.2	2/26/2025	001-41326
10.70***	Second Amendment to First Amended and Restated Employment Agreement effective September 16, 2022, between Golden Matrix Group, Inc. and Anthony Brian Goodman dated March 20, 2025*	x
10.71***	Second Amendment to First Amended and Restated Employment Agreement effective September 16, 2022, between Golden Matrix Group, Inc. and Weiting ‘Cathy’ Feng dated March 20, 2025*	x
14.1	Code of Business Conduct and Ethics		8-K	14.1	10/28/2020	001-41326
19.1	Golden Matrix Group, Inc. Amended and Restated Policy on Insider Trading*	x
21.1	Subsidiaries*	x
23.1	Consent of M&K CPAS, PLLC*	x
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act*	x
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act*	x
32.1	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act**	x
32.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act**	x
99.1	Audit Committee Charter		8-K	99.1	1/28/2021	000-54840
99.2	Compensation Committee Charter		8-K	99.3	8/27/2020	000-54840
99.3	Nominating and Corporate Governance Committee Charter		8-K	99.4	8/27/2020	000-54840
99.4	Corporate Disclosure Policy		8-K	99.1	4/23/2021	000-54840
97.1	Golden Matrix Group, Inc., Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation		8-K	10.1	9/28/2023	000-54840

89

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	x
101.SCH*	Inline XBRL Taxonomy Extension Schema Document	x
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document	x
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document	x
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document	x
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document	x
104*	Inline XBRL for the cover page of this Transition Report on Form 10-K, included in the Exhibit 101 Inline XBRL Document Set	x

* Filed herewith.

** Furnished herewith.

*** Indicates management contract or compensatory plan or arrangement.

# Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets (“[****]”) because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

+ Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2)(ii) of Regulation S-K. A copy of any omitted schedule or Exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, however that Golden Matrix Group, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or Exhibit so furnished.

£ Certain personal information which would constitute an unwarranted invasion of personal privacy has been redacted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

Item 16. Form 10–K Summary

None.

90

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Matrix Group, Inc.

Date: March 24, 2025	By:	/s/ Anthony Brian Goodman
Anthony Brian Goodman
President, Chief Executive Officer, Secretary, Treasurer and Chairman
(Principal Executive Officer)

Power of Attorney

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Anthony Brian Goodman
Anthony Brian Goodman	President, Chief Executive Officer (Principal Executive Officer), Secretary, Treasurer, and Chairman of the Board of Directors	March 24, 2025

/s/ Weiting ‘Cathy’ Feng
Weiting ‘Cathy’ Feng	Chief Financial Officer (Principal Financial/Accounting Officer), Chief Operating Officer, and Director	March 24, 2025

/s/ Thomas E. McChesney
Thomas E. McChesney	Director	March 24, 2025

/s/ Murray G. Smith
Murray G. Smith	Director	March 24, 2025

/s/ William Scott
William Scott	Chairman and Director	March 24, 2025

/s/ Snežana Božović
Snežana Božović	Director	March 24, 2025

91